

Notice and Proxy Statement

and

Fiscal Year 2024 Annual Report



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, MARCH 20, 2025

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Construction Partners, Inc. (the "Company") will be held on Thursday, March 20, 2025, at 11:30 a.m., Central Time, at the DoubleTree by Hilton, located at 2740 Ross Clark Circle, Dothan, Alabama 36301. The Annual Meeting is being held for the following purposes:

1. to elect three Class I directors to serve for a three-year term expiring at the 2028 Annual Meeting of Stockholders;

2. to ratify the appointment of RSM US LLP as the Company's independent registered public accountant for the fiscal year ending September 30, 2025;

3. to approve, on an advisory, non-binding basis, the Company's executive compensation; and

4. to transact such other business as may properly come before the Annual Meeting or any adjournment, postponement or recess thereof.

The Board of Directors has established January 20, 2025 as the record date for the Annual Meeting. Only holders of the Company's Class A or Class B common stock at the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments, postponements or recesses thereof.

The accompanying proxy statement provides you with detailed information about the proposals to be voted on at the Annual Meeting. With the accompanying proxy statement, we are also including a copy of our 2024 Annual Report on Form 10-K (the "Annual Report") in order to provide you with additional information about the Company. We encourage you to read this proxy statement and the Annual Report carefully.

The Annual Meeting may be adjourned from time to time without notice other than announcement at the Annual Meeting, and any business for which notice is hereby given may be transacted at any such adjournment.

By Order of the Board of Directors,

Ned N. Fleming, III
Executive Chairman of the Board of Directors
Dothan, Alabama
January 24, 2025

TABLE OF CONTENTS

	Page
Important Information about the Annual Meeting and Voting	2
Security Ownership of Certain Beneficial Owners and Management	7
Management and Corporate Governance	11
Our Board of Directors	11
Information about the Nominees and Other Directors	11
Board Skills, Experience and Diversity	13
Information about Executive Officers Who Are Not Also Directors	14
Certain Director and Executive Officer Relationships	14
Director Independence and Controlled Company Exemption	15
Board Leadership Structure	15
Meetings of the Board	16
Committees of the Board	16
Role of the Board in Risk Oversight	19
Code of Business Conduct and Ethics	19
Corporate Governance Guidelines	19
Nomination and Consideration of Director Candidates	19
Executive Sessions	22
Stockholder Communications with the Board	22
Executive Officer and Director Compensation	23
Compensation Discussion and Analysis	23
Summary Compensation Table	34
Grants of Plan-Based Awards	36
Outstanding Equity Awards at Fiscal Year-End	38
Option Exercises and Stock Vested	39
Securities Authorized for Issuance Under Equity Compensation Plans	39
Potential Payments upon Termination or a Change in Control	39
Director Compensation	41
Compensation Policies and Practices Related to Risk Management	42
Chief Executive Officer Pay Ratio	43
Pay Versus Performance Disclosure	44
Compensation Committee Interlocks and Insider Participation	47
Compensation Committee Report	49
Certain Relationships and Related Party Transactions	50
Review and Approval of Related Party Transactions	50
Transactions with Related Parties	50
Report of the Audit Committee	53
Proposal 1: Election of Class I Directors	54
General	54
Vote Required; Board Recommendation	54
Proposal 2: Ratification of Appointment of Independent Registered Public Accountant	55

	General	55
	Audit Committee Pre-Approval Policy	55
	Fees Paid to RSM	55
	Vote Required; Board Recommendation	56

Proposal 3: Advisory Vote on Executive Compensation	57
General	57
Vote Required; Board Recommendation	57

| **Other Matters** | 58 |

| **Deadline for Stockholder Proposals** | 58 |

| **Annual Report on Form 10-K** | 58 |

CONSTRUCTION PARTNERS, INC.

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD THURSDAY, MARCH 20, 2025

This proxy statement (the "Proxy Statement"), along with the accompanying Notice of Annual Meeting of Stockholders (the "Notice"), is furnished on behalf of Construction Partners, Inc. (the "Company") by its board of directors (the "Board") and management in connection with the solicitation of your proxy to be voted at the 2025 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at 11:30 a.m., Central Time, on Thursday, March 20, 2025, at the DoubleTree by Hilton, located at 2740 Ross Clark Circle, Dothan, Alabama 36301, and at any adjournments, postponements or recesses thereof.

In this Proxy Statement, unless the context suggests or requires otherwise, references to "the Company," "we," "us" and "our" mean Construction Partners, Inc., a Delaware corporation, and, as appropriate, its subsidiaries. References to "SunTx" mean SunTx Capital Partners, a private equity firm based in Dallas, Texas. SunTx, its principals and their respective affiliates and family members (collectively, the "SunTx Group"), own a controlling interest in our common stock.

We began mailing this Proxy Statement and the accompanying Notice on or about January 24, 2025 to all stockholders of the Company entitled to vote at the Annual Meeting.

_____

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 20, 2025**

This Proxy Statement is available for viewing, downloading and printing at www.proxyvote.com. Additionally, you can find a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2024 (the "2024 Annual Report"), which includes our annual financial statements, on the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov, or by following the "Investors - SEC Filings" link on our website at www.constructionpartners.net. The information contained on, or accessible from, our website is not part of this Proxy Statement or otherwise. You may also obtain a printed copy of our 2024 Annual Report, including our financial statements, free of charge by sending a written request to the principal executive office of the Company at the following address: Construction Partners, Inc., 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303, Attention: Secretary. Exhibits will be provided upon written request and payment of an appropriate processing fee.

IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these materials?

The Board, on behalf of the Company, is providing these proxy materials to you in connection with the Annual Meeting. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. This Proxy Statement, along with the Notice, summarizes the purposes of the Annual Meeting and certain information that will assist you in determining how to vote at the Annual Meeting.

What is a proxy?

A proxy is your legal designation of another person, called a proxy holder, to vote the shares that you own. If you designate someone as your proxy holder in a written document, that document is called a proxy. We have designated Ned N. Fleming, III, our Executive Chairman, Fred J. (Jule) Smith, III, our President and Chief Executive Officer, and Gregory A. Hoffman, our Senior Vice President and Chief Financial Officer, to act as proxy holders at the Annual Meeting as to all shares for which proxy cards are returned or voting instructions are provided by internet or telephonic voting.

What is a proxy statement?

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy card designating the proxy holders described above to vote on your behalf.

Who is soliciting my proxy?

This proxy solicitation is being made on behalf of the Company by its Board and management. The cost of this solicitation, including the cost of distributing the proxy materials, will be borne by the Company. Officers and employees of the Company may solicit proxies, either through personal contact or by mail, telephone or other electronic means. These officers and employees will not receive additional compensation for soliciting proxies. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed by the Company for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners.

What is included in these materials?

These proxy materials include:

• the Proxy Statement for our Annual Meeting;

• a proxy card with a prepaid return envelope; and

• our 2024 Annual Report, which includes our audited consolidated financial statements.

This Proxy Statement and form of proxy are being mailed or made available to our stockholders on or about January 24, 2025.

What proposals will be voted on at the Annual Meeting?

The following three proposals are scheduled to be voted on at the Annual Meeting:

• Proposal 1: Election of three Class I directors to serve for a three-year term expiring at the 2028 Annual Meeting of Stockholders.

• Proposal 2: Ratification of the appointment of RSM US LLP ("RSM") as the Company's independent registered public accountant for the fiscal year ending September 30, 2025.

• Proposal 3: Approval, on an advisory, non-binding basis, of the Company's executive compensation.

Who may vote at the Annual Meeting?

The Board has fixed January 20, 2025 as the record date (the "Record Date") for determining stockholders of the Company entitled to receive notice of and vote at the Annual Meeting. Only stockholders of record as of the close of business on the Record Date are entitled to vote at the Annual Meeting. On the Record Date, there were (i) 47,183,599 shares of Class A common stock, par value $0.001 ("Class A common stock"), issued and outstanding, held by 247 stockholders of record, and (ii) 8,765,803 shares of Class B common stock, par value $0.001 ("Class B common stock"), issued and outstanding, held by 46 stockholders of record. The actual number of beneficial holders of our Class A common stock is significantly greater than the number of stockholders of record and includes stockholders who are beneficial owners, but whose shares are held by banks, brokers and other nominees.

What are my voting rights under the Company's dual class equity structure?

Our Amended and Restated Certificate of Incorporation (as amended, the "Amended and Restated Certificate of Incorporation") provides for a dual class common stock structure consisting of Class A and Class B common stock. In this Proxy Statement, we refer to the Class A and Class B common stock collectively as the "common stock." The rights of holders of our Class A common stock and our Class B common stock are identical, except with respect to voting rights, conversion rights and certain transfer restrictions applicable to our Class B common stock. With respect to each proposal to come before the stockholders at the Annual Meeting, including the election of directors, each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to 10 votes. As of the Record Date, there were (i) 47,183,599 shares of Class A common stock outstanding, representing 84.3% of our total equity outstanding and 35.0% of the total voting power of our outstanding common stock, and (ii) 8,765,803 shares of Class B common stock outstanding, representing 15.7% of our total equity outstanding and 65.0% of the total voting power of our outstanding common stock. As of the Record Date, the SunTx Group beneficially owned 112,100 shares of Class A common stock and 6,891,418 shares of Class B common stock, collectively representing 51.2% of the total voting power of our outstanding common stock. As a result of this ownership structure, holders of our Class B common stock, and the SunTx Group in particular, have the ability to elect all of the members of our Board and to control the outcome of any other proposals to come before our stockholders at the Annual Meeting.

If I hold my shares through a brokerage firm, bank or other nominee, how do I vote at the Annual Meeting?

If your shares are held through a brokerage firm, bank or other nominee (collectively, "nominees"), then you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you are invited to attend the Annual Meeting. However, you may vote shares held in "street name" in person at the Annual Meeting only if you obtain a signed proxy from the record holder (your nominee) giving you the right to vote the shares. You also have the right to direct your nominee how to vote your shares. Your nominee should have provided you a voting instruction form explaining the process for voting your shares.

What is a broker non-vote?

A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee has not received instructions from the beneficial owner about how to vote on the proposal and does not have discretionary voting power for that proposal. If your shares are held in street name through a nominee and you do not instruct your nominee about how to vote your shares, then your nominee may vote your shares only on routine matters or, in its discretion, may leave your shares unvoted. Broker non-votes will be counted as present for purposes of establishing a quorum.

The ratification of RSM as our independent registered public accounting firm for our fiscal year ending September 30, 2025 (Proposal 2) is the only routine matter to be presented at the Annual Meeting, and as a result, brokers have discretionary authority to vote your shares of common stock with respect to such proposal. The election of directors (Proposal 1) and the approval on an advisory, non-binding basis, of our executive compensation (Proposal 3) are non-routine, and brokers will not be allowed to vote on these proposals without specific voting instructions from beneficial owners.

If I am a stockholder of record, how do I vote at the Annual Meeting?

If your shares are registered directly in your name with the Company's transfer agent, Continental Stock Transfer & Trust Company, Inc. ("Continental"), then you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you. As the stockholder of record, you may vote your shares in person at the Annual Meeting. If you choose to vote your shares in person at the Annual Meeting, please bring to the Annual Meeting proof of your identity and your ownership of the Company's common stock on the Record Date, such as the enclosed proxy card or a statement of ownership from Continental. Even if you plan to attend the Annual Meeting, the Company recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to, or are otherwise unable to, attend the Annual Meeting.

You also have the right to grant your voting proxy directly to the persons named as proxy holders, Ned N. Fleming, III, our Executive Chairman, Fred J. (Jule) Smith, III, our President and Chief Executive Officer, and Gregory A. Hoffman, our Senior Vice President and Chief Financial Officer, by any of the following means:

- **By Internet**: Go to the website www.proxyvote.com and follow the instructions. You will need the control number included on the enclosed proxy card in order to vote by internet.

- **By Telephone**: Dial toll-free 1-800-690-6903 and follow the recorded instructions. You will need the control number included on the enclosed proxy card in order to vote by telephone.

- **By Mail**: Mark your selections on the enclosed proxy card, date and sign your name exactly as it appears on the proxy card and mail the proxy card in the enclosed pre-paid envelope. Mailed proxy cards must be received no later than March 19, 2025 in order to be counted at the Annual Meeting.

In accordance with the Company's Amended and Restated By-Laws (the "Amended and Restated By-Laws"), a complete list of stockholders of record who are entitled to vote at the Annual Meeting will be available for inspection during the 10-day period ending on the day before the Annual Meeting at the main office of the Company during regular business hours.

May I revoke my proxy or change my voting instructions?

You may revoke your proxy or change your voting instructions prior to the Annual Meeting. If your shares are held through a nominee, you must follow the instructions from your nominee on how to change or revoke your voting instructions or how to vote in person at the Annual Meeting. If you are a stockholder of record, you may enter new voting instructions by using the internet or telephone methods described above or by mailing a new proxy card bearing a later date. Any of these methods will automatically revoke your earlier voting instructions if they are received by 11:59 p.m., Central Time, on March 19, 2025. You may also enter a new vote by attending the Annual Meeting and voting in person. Your attendance at the Annual Meeting in person will not cause your previously granted proxy to be revoked unless you cast a new vote at the Annual Meeting.

What vote is required to approve each proposal, how are abstentions and broker non-votes treated and what are my choices when voting?

The election of directors will be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the Annual Meeting and entitled to vote in the election of directors. Under a plurality voting standard, the directors who are elected to serve on our Board will be the three nominees receiving the highest number of votes cast in the election. For each nominee, stockholders may either vote "**FOR**" that nominee or "**WITHHOLD**" their vote with respect to that nominee. Accordingly, shares electing to "**WITHHOLD**" from voting for a particular nominee and broker non-votes will be counted as present for purposes of establishing a quorum, but will have no effect on the election of directors.

Approval of each of Proposal 2 and Proposal 3 requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Under this standard, each of Proposal 2 and Proposal 3 will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against it. With respect to Proposals 2 and 3, stockholders may vote either "**FOR**" or "**AGAINST**" the proposal or may "**ABSTAIN**" from voting on the proposal. Shares abstaining from voting on Proposal 2 or 3 will be counted as present for purposes of establishing a quorum but will have no effect on the outcome of the vote. Broker non-votes are not applicable to Proposal 2 because your broker has discretionary authority to vote your shares of common stock with respect to such proposal. Broker non-votes will have no effect on Proposal 3.

The holders of our common stock do not have cumulative voting rights with respect to the matters to be acted on at the Annual Meeting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all of our directors.

What is the Board's voting recommendation for the proposals?

The Board recommends that you vote your shares "**FOR**" each of the nominees to the Board in Proposal 1 and "**FOR**" the approval of Proposals 2 and 3. If you are a record holder who returns a completed proxy card that does not specify how you want to vote your shares on any of the proposals, your shares will be voted in accordance with the Board recommendations described above for such proposals. The Board urges you to review these proxy materials carefully before you vote.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and publish preliminary results, or final results if available, in a Current Report on Form 8-K, which we expect to file within four business days after the Annual Meeting. If final results are unavailable at the time at which we file the Form 8-K, then we will file an amended report on Form 8-K to disclose the final voting results within four business days after the final voting results are known.

What happens if additional proposals are presented at the Annual Meeting?

Other than the proposals described in this Proxy Statement, we do not expect any matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Ned N. Fleming, III, our Executive Chairman, Fred J. (Jule) Smith, III, our President and Chief Executive Officer, and Gregory A. Hoffman, our Senior Vice President and Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, one or more of the Company's nominees is not available as a candidate for director, then the persons named as proxy holders will vote shares for which completed proxies are returned for such other candidate or candidates as may be nominated by the Board.

What is the quorum requirement for the Annual Meeting?

The presence in person or by proxy of the holders of shares representing a majority of the voting power of all outstanding shares of the Company's common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Who will count the vote?

We have engaged Broadridge Financial Solutions, Inc. to tabulate the votes represented by proxies from nominees and stockholders of record. A representative of the Company will act as the inspector of election.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except (i) as necessary to meet applicable legal requirements, (ii) to allow for the tabulation and certification of the votes and (iii) to facilitate a successful proxy solicitation by the Board.

Do I have any dissenters' or appraisal rights with respect to any of the matters to be voted on at the Annual Meeting?

No. None of our stockholders have any dissenters' or appraisal rights with respect to the matters to be voted on at the Annual Meeting.

May I propose actions for consideration at next year's Annual Meeting of Stockholders or nominate individuals to serve as directors?

You may submit proposals and director nominations for consideration at future Annual Meetings of Stockholders as follows:

Stockholder Proposals under Rule 14a-8: In order for a proposal by a stockholder of the Company to be eligible to be included in the Company's proxy statement for the 2026 Annual Meeting of Stockholders pursuant to the proposal process mandated by Rule 14a-8 ("Rule 14a-8") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the proposal generally must be received by the Company on or before September 26, 2025 and must comply with the informational and other requirements set forth in Regulation 14A under the Exchange Act.

Inclusion of Stockholder Director Candidates on Company Proxy Card: Stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice to our Secretary that sets forth the information required by Rule 14a-19 of the Exchange Act in accordance with and within the time period prescribed in the advance notice provisions of our Amended and Restated By-Laws.

Other Stockholder Proposals and Nomination of Director Candidates: The Company's Amended and Restated By-Laws also permit stockholders to nominate directors or submit proposals for a vote at a meeting of stockholders outside of the process provided by Rule 14a-8. In order for a stockholder to raise a proposal from the floor at an Annual Meeting of Stockholders or nominate an individual for election as a director, the proposal or nomination generally must be received by the Company not more than 120 days or less than 90 days before the first anniversary of the date of the preceding year's Annual Meeting of Stockholders. Thus, in order for a proposal or nomination to be timely for the 2026 Annual Meeting of Stockholders, the proposal, together with the information required under the applicable by-law provision, generally must be received by the Company not earlier than November 20, 2025 or later than December 20, 2025.

Copy of Amended and Restated By-Law Provisions: Our Amended and Restated By-Laws are available on the SEC's website at http://www.sec.gov. You may also contact our Secretary at our corporate headquarters for a copy of the relevant provisions of our Amended and Restated By-Laws regarding the requirements for making stockholder proposals and nominating director candidates. Additionally, a copy of our Amended and Restated By-Laws is available on the Company's investor relations website at http://ir.constructionpartners.net under the heading "Governance - Governance Documents."

For additional information about the deadlines for stockholder proposals and nominations for director candidates, see the discussion below under the heading "Deadline for Stockholder Proposals."

What does it mean if I receive more than one set of proxy materials?

If you received more than one set of proxy materials, then your shares are registered in different names or are in more than one account. For each set of proxy materials that you receive, please submit your vote for the control number that has been assigned to you in such materials.

How do I obtain a separate set of proxy materials if I share an address with other stockholders?

To reduce expenses, in some cases, we may deliver one set of proxy materials to certain stockholders who share an address, unless otherwise requested by such stockholders. However, in such situations, a separate proxy card has been included with the proxy materials for each stockholder. If you have received only one set of proxy materials, you may request separate copies to be delivered promptly at no additional cost to you by calling us at (334) 673-9763 or by writing to us at Construction Partners, Inc., 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303, Attention: Secretary. We hereby undertake to deliver promptly, upon written or oral request, a copy of the proxy materials to a stockholder at a shared address to which a single set of proxy materials was delivered.

If I share an address with other stockholders of the Company, how can we receive only one set of proxy materials for future meetings?

You may request that we send you and the other stockholders who share an address with you only one set of proxy materials by calling us at (334) 673-9763 or by writing to us at Construction Partners, Inc., 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303, Attention: Secretary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the Record Date by: (i) each of our directors, including each director nominee; (ii) each of our named executive officers (our "NEOs"); (iii) all of our current directors and executive officers as a group; and (iv) each stockholder known by the Company to beneficially own more than 5% of a class of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that an individual or group has the right to acquire within 60 days of the Record Date, including through the exercise of derivative securities, such as options, are deemed to be beneficially owned by such individual or group and are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The applicable percentage of ownership is based on a total of 47,183,599 shares of Class A common stock and 8,765,803 shares of Class B common stock outstanding as of the Record Date. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to 10 votes per share. The Class A common stock and Class B common stock vote together on all matters submitted to a vote of stockholders, unless otherwise required by applicable law, our Amended and Restated Certificate of Incorporation or our Amended and Restated By-Laws. Neither class of our common stock has cumulative voting rights. Except as indicated in the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own. The Company does not know of any arrangements, including any pledge by any person of the Company's securities, the operation of which may at a subsequent date result in a change in control of the Company. Unless otherwise indicated, the address for each director and NEO is: c/o Construction Partners, Inc., 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303.

| | Common Stock Beneficially Owned | | | | |
| | Class A | | Class B | | % of Total Voting Power † |
Name of Beneficial Holder	Shares	% of Class	Shares	% of Class	
5% STOCKHOLDERS					
SunTx Capital II Management Corp. [1] [2]	40,201	*	4,208,090	48.0 %	31.2 %
Grace, Ltd. [3]	102,610	*	1,000,000	11.4 %	7.5 %
Conestoga Capital Advisors, LLC [4]	3,727,296	7.9 %	—	*	2.8 %
Blackrock, Inc. [5]	3,655,931	7.7 %	—	*	2.7 %
Geneva Capital Management LLC [6]	3,172,231	6.7 %	—	*	2.4 %
Kayne Anderson Rudnick Investment Management LLC [7]	2,621,149	5.6 %	—	*	1.9 %
The Vanguard Group [8]	2,346,238	5.0 %	—	*	1.7 %
DIRECTORS					
Ned N. Fleming, III [9] [10]	64,369	*	6,130,355	69.9 %	45.5 %
Craig Jennings [9] [11]	57,201	*	4,563,371	52.1 %	33.9 %
Mark R. Matteson [9] [12]	70,932	*	4,613,872	52.6 %	34.3 %
Michael H. McKay [13]	25,192	*	73,197	*	*
Charles E. Owens [14]	102,610	*	1,007,069	11.5 %	7.5 %
Stefan L. Shaffer	31,995	*	—	*	*
Noreen E. Skelly [15]	20,434	*	—	*	*
Fred J. (Jule) Smith, III [16]	104,778	*	515,866	5.9 %	3.9 %
NON-DIRECTOR NEOS					
M. Brett Armstrong [17]	58,308	*	20,160	*	*
Robert P. Flowers [18]	47,874	*	5,990	*	*
John L. Harper [19]	164,329	*	—	*	*

| | Common Stock Beneficially Owned | | | | |
| | Class A | | Class B | | **% of Total Voting Power †** |
Name of Beneficial Holder	**Shares**	**% of Class**	**Shares**	**% of Class**	
Gregory A. Hoffman [20]	42,526	*	11,000	*	*
All Current Directors and Executive Officers as a Group (14 persons)	756,702	1.6 %	8,398,465	95.8 %	62.8 %

* Represents less than 1%.

† Represents the voting power with respect to all shares of Class A common stock and Class B common stock outstanding as of the Record Date, voting as a single class.

[1] Consists of (a) 2,488,322 shares of Class B common stock held directly by SunTx Capital Partners II, L.P. ("SunTx Partners II"), (b) 1,254,746 shares of Class B common stock held directly by SunTx Capital Partners II Dutch Investors, L.P. ("SunTx Partners II Dutch"), (c) 674 shares of Class B common stock held directly by SunTx Capital II Management Corp. ("SunTx Capital II Management"), (d) 23 shares of Class B common stock held directly by SunTx Capital Partners II G.P., L.P. ("SunTx Partners II GP"), (e) 40,201 shares of Class A common stock and 88,735 shares of Class B common stock held directly by N. Nelson Fleming, IV, (f) 241,008 shares of Class B common stock held directly by the Ned N. Fleming, IV 2013 Trust and (g) 134,582 shares of Class B common stock held by Tar Frog Investment Management, LLC ("Tar Frog"), a limited liability company for which N. Nelson Fleming, IV serves as co-manager, and, in such capacity, shares the power to vote and direct the disposition of the shares. SunTx Partners II GP is the general partner of SunTx Partners II and SunTx Partners II Dutch. SunTx Capital II Management is the general partner of SunTx Partners II GP. Each of SunTx Partners II GP and SunTx Capital II Management may be deemed to beneficially own securities of the Company held by SunTx Partners II and SunTx Partners II Dutch. Each such entity disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. SunTx Capital II Management, N. Nelson Fleming, IV and the Ned N. Fleming, IV 2013 Trust, among others, are parties to a voting agreement, pursuant to which N. Nelson Fleming, IV and the Ned N. Fleming, IV 2013 Trust agreed to vote the shares of common stock beneficially owned by them in favor of SunTx Capital II Management's recommended candidates for service on the Board. As a result, SunTx Capital II Management has shared voting power over the shares held directly by N. Nelson Fleming, IV, the Ned N. Fleming, IV 2013 Trust and Tar Frog. The business address of SunTx Capital II Management is c/o SunTx Capital Management Corp., 5420 LBJ Freeway, Suite 1000, Dallas, Texas 75240.

[2] Ned N. Fleming, III, Executive Chairman of our Board, is the majority shareholder and sole director of SunTx Capital II Management. Craig Jennings and Mark R. Matteson, each a director of the Company, are shareholders of SunTx Capital II Management. Each of Mr. Fleming, Mr. Jennings and Mr. Matteson may be deemed to beneficially own securities of the Company held by SunTx Partners II, SunTx Partners II Dutch and SunTx Capital II Management (collectively, the "SunTx Entities"). Each such person disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The business address of each of the foregoing persons is c/o SunTx Capital Management Corp., 5420 LBJ Freeway, Suite 1000, Dallas, Texas 75240.

[3] Charles E. Owens, the Vice Chairman of our Board, is the general partner of Grace, Ltd. As the general partner of Grace, Ltd., Mr. Owens may be deemed to beneficially own shares held by Grace, Ltd. Mr. Owens disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The business address of Grace, Ltd. is 10 Chateau Place, Dothan, Alabama 36303.

[4] Beneficial ownership information is as of December 31, 2024, as reported on a Schedule 13G/A filed by Conestoga Capital Advisors, LLC ("Conestoga") on January 10, 2025. As reported on the Schedule 13G/A, Conestoga beneficially owned a total of 3,727,296 shares of Class A common stock as of the report date. Of the reported shares, Conestoga had sole voting power over 3,514,482 shares and sole dispositive power over 3,727,296 shares. The address of the business office of Conestoga is 550 East Swedesford Road, Suite 120, Wayne, Pennsylvania 19087.

(5) Beneficial ownership information is as of December 31, 2023, as reported on a Schedule 13G/A filed by Blackrock, Inc. ("Blackrock") on January 25, 2024. As reported on the Schedule 13G/A, Blackrock beneficially owned a total of 3,655,931 shares of Class A common stock as of the report date. Of the reported shares, Blackrock held sole voting power over 3,560,278 shares and sole dispositive power over 3,655,931 shares. The address of the business office of Blackrock is 50 Hudson Yards, New York, New York 10001.

(6) Beneficial ownership information is as of December 31, 2023, as reported on a Schedule 13G/A filed by Geneva Capital Management LLC ("Geneva Capital Management") on February 16, 2024. As reported on the Schedule 13G/A, Geneva Capital Management beneficially owned a total of 3,172,231 shares of Class A common stock as of the report date. Of the reported shares, Geneva Capital Management held shared voting power over 3,092,658 shares and shared dispositive power over 3,172,231 shares. The address of the business office of Geneva Capital Management is 411 East Wisconsin Avenue, Suite 2320, Milwaukee, Wisconsin 53202.

(7) Beneficial ownership information is as of September 30, 2024, as reported on a Schedule 13G/A filed by Kayne Anderson Rudnick Investment Management LLC ("Kayne Anderson") on November 13, 2024. As reported on the Schedule 13G/A, Kayne Anderson beneficially owned a total of 2,621,149 shares of Class A common stock as of the report date. Of the reported shares, Kayne Anderson held sole voting power over 1,608,493 shares, sole dispositive power over 2,045,524 shares, and shared voting and dispositive power over 575,625 shares. The address of the business office of Kayne Anderson is 2000 Avenue of the Stars, Suite 1110, Los Angeles, California 90067.

(8) Beneficial ownership information is as of December 29, 2023, as reported on a Schedule 13G/A filed by The Vanguard Group ("Vanguard") on February 13, 2024. As reported on the Schedule 13G/A, Vanguard beneficially owned a total of 2,346,238 shares of Class A common stock as of the report date. Of the reported shares, Vanguard held shared voting power over 73,960 shares, sole dispositive power over 2,233,625 shares and shared dispositive power over 112,613 shares. The address of the business office of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(9) Includes shares of Class A and Class B common stock beneficially owned by SunTx Capital II Management. SunTx Capital II Management has shared voting power over the shares held directly by N. Nelson Fleming, IV and the Ned N. Fleming, IV 2013 Trust. See footnotes 1 and 2 above.

(10) Also includes (a) 4,000 shares of Class B common stock owned by The Fleming Family Management Trust, a trust of which Mr. Fleming's spouse is the sole trustee and sole beneficiary, (b) 272 shares of Class B common stock held by Boyle Fleming & Co, Inc., a corporation for which Mr. Fleming serves as an executive officer and, in such capacity, holds the power to vote and direct the disposition of the shares, (c) 1,535,857 shares of Class B common stock held by Malachi Holdings, L.P., a limited partnership for which Mr. Fleming serves as general partner and, in such capacity, holds the power to vote and direct the disposition of the shares, (d) 10,621 shares of Class B common stock held by the SunTx Capital Savings Plan FBO Ned N. Fleming, III, over which shares Mr. Fleming holds the power to vote and direct the disposition of the shares, and (e) 300,000 shares of Class B common stock held by NNFIII ROAD, LLC ("NNFIII"), a limited liability company controlled by Mr. Fleming. As of the Record Date, NNFIII pledged its shares of Class B common stock to secure its obligations under a prepaid variable forward sale contract with an unaffiliated third party, including its obligation to deliver to such third party up to 300,000 shares of Class B common stock on the maturity date of the contract. This pledge was approved by the Company in advance pursuant to the Company's policy governing such arrangements.

(11) Also includes (a) 355,179 shares of Class B common stock held by CJCT Associates, L.P. ("CJCT"), a limited partnership for which Mr. Jennings serves as general partner and, in such capacity, holds the power to vote and direct the disposition of the shares and (b) 102 shares of Class B common stock held by the SunTx Capital Savings Plan FBO Craig Jennings, over which shares Mr. Jennings holds the power to vote and direct the disposition of the shares.

(12) Also includes (a) 400,715 shares of Class B common stock held by AMDG Associates, L.P. ("AMDG"), a limited partnership for which Mr. Matteson serves as general partner and, in such capacity, holds the power to vote and direct the disposition of the shares, (b) 4,942 shares of Class B common stock held by AMDG Associates II, L.P., a limited partnership for which Mr. Matteson serves as general partner and, in such capacity, holds the power to vote and direct the disposition of the shares, and (c) 125 shares of Class B common stock held by the SunTx Capital Savings Plan FBO Mark Matteson, over which shares Mr. Matteson holds the power to vote and direct the disposition of the shares.

[13] Includes 73,197 shares of Class B common stock held by the Michael H. McKay Trust., a revocable trust for which Mr. McKay serves as sole trustee and, in such capacity, holds the power to vote and direct the disposition of the shares.

[14] Includes 102,610 shares of Class A common stock and 1,000,000 shares of Class B common stock held by Grace, Ltd. See footnote 3 above.

[15] Includes 3,434 shares of Class A common stock held by the Skelly Revocable Trust, a revocable trust for which Ms. Skelly serves as co-trustee, and, in such capacity, shares the power to vote and direct the disposition of such shares.

[16] Includes 134,582 shares of Class B common stock held by Tar Frog, a limited liability company for which Mr. Smith serves as co-manager, and, in such capacity, shares the power to vote and direct the disposition of the shares. Also includes 61,674 restricted shares of Class A common stock that vest as follows: (a) 55,876 shares on September 30, 2025, (b) 3,960 shares on September 30, 2026 and (c) 1,838 shares on September 30, 2027. As of the Record Date, Mr. Smith had pledged 381,284 shares of Class B common stock as security for personal financial arrangements. These pledges were approved by the Company in advance pursuant to the Company's policy governing such arrangements.

[17] Includes 26,086 restricted shares of Class A common stock that vest as follows: (a) 23,082 shares on September 30, 2025, (b) 2,085 shares on September 30, 2026 and (c) 919 shares on September 30, 2027.

[18] Includes 29,889 restricted shares of Class A common stock that vest as follows: (a) 27,766 shares on September 30, 2025, (b) 1,664 shares on September 30, 2026 and (c) 460 shares on September 30, 2027.

[19] Includes 1,000 shares owned by Mr. Harper's spouse and 31,437 restricted shares of Class A common stock that vest as follows: (a) 28,326 shares on September 30, 2025, (b) 2,183 shares on September 30, 2026 and (c) 928 shares on September 30, 2027. As of the Record Date, Mr. Harper had pledged a total of 77,000 shares of Class A common stock as security for personal financial arrangements. This pledge was approved by the Company in advance pursuant to the Company's policy governing such arrangements.

[20] Includes 20,923 restricted shares of Class A common stock that vest as follows: (a) 17,793 shares on September 30, 2025, (b) 2,005 shares on September 30, 2026 and (c) 1,125 shares on September 30, 2027.

MANAGEMENT AND CORPORATE GOVERNANCE

Our Board of Directors

Our Amended and Restated Certificate of Incorporation provides that the number of members of the Board will be determined from time to time by resolution of the Board. Currently, the Board consists of eight members. The Board is divided into three classes, with Classes I and III consisting of three directors each and Class II consisting of two directors. The directors in each class serve three-year terms, with one class elected each year.

Our current directors are divided into the following classes:

- Class I, consisting of Ned N. Fleming, III, Charles E. Owens and Fred J. (Jule) Smith, III, whose terms will expire at the Annual Meeting;

- Class II, consisting of Craig Jennings and Mark R. Matteson, whose terms will expire at the 2026 Annual Meeting of Stockholders; and

- Class III, consisting of Michael H. McKay, Stefan L. Shaffer and Noreen E. Skelly, whose terms will expire at the 2027 Annual Meeting of Stockholders.

Information about the Nominees and Other Directors

Set forth below are the biographies of each of the nominees and our other directors, including their names, ages, the committees of the Board on which they serve, positions and offices held with the Company, if any, principal occupations or employment for at least the past five years, the length of their tenure as directors, and the names of other public companies in which such persons hold or have held directorships during the past five years. Additionally, information about the specific experience, qualifications, attributes or skills that led to the Board's conclusion that each person listed below should serve as a director is set forth below. The stock ownership of each director is set forth in the table above entitled "Security Ownership of Certain Beneficial Owners and Management."

Name	Age	Position
Ned N. Fleming, III [(2) (3)]	64	Executive Chairman of the Board
Craig Jennings [(3)]	66	Director
Mark R. Matteson [(2) (3)]	61	Director
Michael H. McKay [(1)]	63	Director
Charles E. Owens [(3)]	74	Vice Chairman of the Board
Stefan L. Shaffer [(1) (2)]	67	Director
Noreen E. Skelly [(1)]	60	Director
Fred J. (Jule) Smith, III	55	President, Chief Executive Officer and Director

[(1)] Member of the Audit Committee
[(2)] Member of the Compensation Committee
[(3)] Member of the Nominating and Corporate Governance Committee

Class I Director Nominees - Terms Expire at the Annual Meeting

Ned N. Fleming, III is one of the founders of our Company and has served as Executive Chairman of the Board since our inception. He has served as Managing Partner of SunTx since 2001 and also serves as chairman of the board of directors of Patrons Holdings, Inc., Blackberry Patch, Inc., Anchor Partners, LLC, Cone Machinery Holdings, LLC and RB Fire United, LLC. Mr. Fleming previously served as a member of the board of directors of Big Outdoor Holdings, LLC, Veritex Holdings, Inc., a publicly traded bank holding company, DF&R Restaurants, Inc., a formerly publicly traded restaurant operator, and Spinnaker Industries, Inc., a publicly traded materials manufacturing company. Prior to co-founding SunTx in 2001, Mr. Fleming served as President and Chief Operating Officer of Spinnaker Industries, Inc. until its sale in 1999. Prior to that, Mr. Fleming worked at a Dallas-based private investment firm, where he led acquisitions in the food and beverage and defense industries. Mr. Fleming received a Master of Business Administration with distinction from Harvard Business School and a Bachelor of Arts in Political Science from Stanford University. As a result of his role with our Company since our inception,

Mr. Fleming has significant knowledge of us and our industry, which we believe makes him well-qualified to serve as a director of our Company.

Charles E. Owens is one of the founders of our Company and served as our President and Chief Executive Officer and as a member of our Board from our inception until March 2021, when he transitioned to the role of Vice Chairman of our Board. From 1990 until its sale in 1999, Mr. Owens was President and Chief Executive Officer of Superfos Construction U.S., Inc. ("Superfos"), the North American operation of Superfos a/s, a publicly held Danish company. During his tenure at Superfos, he oversaw the successful acquisition and integration of approximately 35 companies, leading Superfos to become one of the largest highway construction companies in the United States. Prior to 1990, Mr. Owens was President of Couch Construction, Inc., a subsidiary of Superfos headquartered in Dothan, Alabama. Mr. Owens received a Bachelor of Business Administration from Troy University. As a result of his role with our Company since our inception, Mr. Owens has significant knowledge of us and our industry, which we believe makes him well-qualified to serve as a director of our Company.

Fred J. (Jule) Smith, III has served as our President and Chief Executive Officer since April 2021 and as a member of our Board since November 2021. Before that, Mr. Smith served as our Chief Operating Officer from October 2020 to March 2021 and as a Senior Vice President of the Company since 2017. From 2005 until October 2020, Mr. Smith also served in various management roles for FSC II, LLC, our North Carolina subsidiary ("FSC"), including as its President from 2009 to 2020. Before joining FSC, Mr. Smith served as Chief Operating Officer of Fred Smith Construction, Inc. from 2005 to 2009. Prior to that, he held various other positions within Fred Smith Construction, Inc. and also served in the supply corps of the U.S. Navy. Mr. Smith received a Master of Business Administration and a Bachelor of Arts in History from Wake Forest University. We believe that Mr. Smith's extensive experience in our industry and tenure as a key officer of our Company make him well-qualified to serve as a director of our Company.

Class II Continuing Directors - Terms Expire in 2026

Craig Jennings has served as a member of our Board since 2017. Since 2001, he has been a partner and Chief Financial Officer of SunTx. Prior to co-founding SunTx, Mr. Jennings was Vice President of Finance and Treasurer of Spinnaker Industries, Inc., a publicly traded materials manufacturing company, until its sale in 1999. Prior to that, Mr. Jennings held senior finance positions at a publicly traded oil field services company and a publicly traded food and beverage company, and also was a Senior Audit Manager with Ernst & Young LLP. Mr. Jennings received his Bachelor of Business Administration from the University of Toledo and is a Certified Public Accountant. We believe that Mr. Jennings' investment, financial and directorship experience makes him well-qualified to serve as a director of our Company.

Mark R. Matteson has served as a member of the Board since our inception. Since 2001, he has been a partner of SunTx. Prior to co-founding SunTx in 2001, Mr. Matteson was Vice President of Corporate Development of Spinnaker Industries, Inc., a publicly traded materials manufacturing company, until its sale in 1999. He currently serves as chairman of the board of directors of Freedom Truck Finance, LLC and as a member of the board of directors of Anchor Partners, LLC. Mr. Matteson received a Master of Business Administration from Georgetown University and a Bachelor of Arts in Foreign Service and International Politics from The Pennsylvania State University. As a result of his role with our Company since our inception, Mr. Matteson has significant knowledge of us and our industry, which we believe makes him well-qualified to serve as a director of our Company.

Class III Continuing Directors - Terms Expire in 2027

Michael H. McKay has served as a member of our Board since 2002. Mr. McKay has been an Advisory Partner at Bain & Company since 2009. He also serves as a member of the board of directors of Hubbardton Forge, LLC and served on the board of directors of Big Outdoor Holdings, LLC until 2023. Since joining Bain & Company in 1987, he helped found its Private Equity Group and has evaluated and developed strategies for hundreds of businesses. From 2004 to 2006, Mr. McKay served as Chief Investment Officer of a principal investment firm based in Washington, D.C., making public and private investments, and was Managing Partner of a Boston-based hedge fund from 2006 to 2009. Until 2022, Mr. McKay was also a Senior Lecturer at the Brandeis International Business School, where he has served on the faculty since 2010. Mr. McKay received a Master of Business Administration from The University of Chicago Graduate School of Business, where he received the Mayer Prize as top graduating student, and a Bachelor of Arts with high distinction in Economics from Harvard University. We believe that Mr. McKay's experience analyzing, financing and investing in public and private companies makes him well-qualified to serve as a director of our Company.

Stefan L. Shaffer has served as a member of our Board since 2018. Mr. Shaffer is the Managing Partner of SPP Capital Partners, a middle market investment banking and asset management firm that he co-founded in 1989. Prior to founding SPP Capital Partners, Mr. Shaffer was a Vice President in the Private Placement Group at Bankers Trust Company from 1986 to 1989, and engaged in private law practice at White & Case LLP from 1982 to 1986. Mr. Shaffer received a Juris Doctor from

Cornell University Law School and a Bachelor of Arts from Colgate University. We believe that Mr. Shaffer's experience analyzing, financing and advising public and private companies makes him well-qualified to serve as a director of our Company.

Noreen E. Skelly has served as a member of our Board since 2019. Ms. Skelly currently serves as the Chief Financial Officer for Blue Sky Bank, a commercial bank headquartered in Pawhuska, Oklahoma, with locations throughout Oklahoma and Texas. She previously served as Chief Financial Officer of Broadway National Bank, a commercial bank headquartered in San Antonio, Texas, from August 2021 to August 2022 and as Executive Vice President and Chief Financial Officer of Veritex Holdings, Inc., the publicly traded holding company of Veritex Community Bank, headquartered in Dallas, Texas, from June 2012 through January 2019. Prior to that, Ms. Skelly was the Chief Financial Officer of Highlands Bancshares, Inc., a bank holding company located in the Dallas, Texas area. Her experience includes serving in various senior management positions within the corporate finance functions at Comerica Bank and ABN AMRO / LaSalle Bank. Ms. Skelly began her professional career at the Federal Reserve Bank of Chicago and was promoted to serve as an accounting policy analyst for the Board of Governors of the Federal Reserve System in Washington, D.C. Ms. Skelly received a Master of Business Administration from the University of Chicago Booth School of Business and a Bachelor of Business Administration in finance from the University of Texas at Austin. We believe that Ms. Skelly's experience as a chief financial officer of a publicly traded company and as a finance executive make her well-qualified to serve as a director of our Company.

Board Skills, Experience and Diversity

We value diversity throughout our Company, including on our Board, and seek to achieve a mix of Board members that represents a diversity of backgrounds and experiences. We believe that diversity among the members of our Board is an integral component of effective corporate governance, improves the quality of decision-making and strategic vision, and represents the kind of company we aspire to be. Our Board is representative of a diverse group of backgrounds, viewpoints and ages. As described further below under the heading "Nomination and Consideration of Director Candidates," we consider candidates for Board service first on the basis of merit, while giving due consideration to diversity criteria.

The table below summarizes certain key qualifications, skills and attributes possessed by our directors that support their respective contributions to our Board. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. Our directors' biographies describe each director's background and relevant experience in more detail.

Skill or Experience	Fleming	Jennings	Matteson	McKay	Owens	Shaffer	Skelly	Smith
Leadership	✓	✓	✓	✓	✓	✓	✓	✓
Finance/Accounting	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations					✓	✓		✓
Insurance	✓		✓					✓
Heavy Industry	✓		✓	✓	✓			✓
Investor Relations	✓	✓	✓	✓	✓	✓	✓	
Investments	✓	✓	✓	✓	✓	✓	✓	
HR / Executive Compensation	✓	✓	✓		✓	✓		
Sustainability / ESG	✓				✓	✓		✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets	✓	✓	✓	✓		✓	✓	

Information about Executive Officers Who Are Not Also Directors

The following table sets forth certain information about our executive officers who are not also directors. Executive officers are elected by the Board to serve at the Board's discretion until their successors are duly elected and qualified or until their earlier death, resignation, retirement, disqualification or removal.

Name	Age	Position
Todd K. Andrews	62	Chief Accounting Officer
M. Brett Armstrong	63	Senior Vice President
J. Ryan Brooks	36	Senior Vice President, Legal
Robert P. Flowers	65	Senior Vice President
John L. Harper	60	Senior Vice President
Gregory A. Hoffman	59	Senior Vice President and Chief Financial Officer

Todd K. Andrews has served as our Chief Accounting Officer since December 2018. Prior to that, Mr. Andrews served as the Company's Controller, a role that he held since 2008. Before joining the Company, Mr. Andrews served for more than nine years as Chief Financial Officer of Graceba Total Communications, Inc., a provider of cable television and broadband internet services, and in accounting roles at two banking institutions. Mr. Andrews is a Certified Public Accountant and holds Bachelor of Science degrees in Accounting and Computer Science from Troy University.

M. Brett Armstrong has served as our Senior Vice President since 2017. Prior to that, Mr. Armstrong served in various management positions at Wiregrass Construction Company, Inc. ("WCC"), our Alabama subsidiary, since 2000, including as its Chief Operating Officer since 2010. Prior to joining WCC, he was Area Manager over the Columbus, Georgia division of Ashland Paving and Construction, Inc. Prior to that, he was Area Manager over the Columbus, Georgia division of Superfos. Mr. Armstrong holds a Bachelor of Science in Civil Engineering from Auburn University.

J. Ryan Brooks has served as our Senior Vice President, Legal, since 2018. Prior to joining the Company, Mr. Brooks was in private law practice at Maynard, Cooper & Gale, P.C. in Birmingham, Alabama, where he represented both public and private companies in a variety of corporate matters, including mergers and acquisitions, securities offerings and regulatory compliance. Mr. Brooks holds a Juris Doctor from Vanderbilt University Law School and a Bachelor of Science in Accounting from Auburn University.

Robert P. Flowers has served as our Senior Vice President since 2017 and has served as President of C.W. Roberts Contracting, Inc., our Florida subsidiary, since joining our Company in 2013. Prior to joining our Company, he was Executive Vice President of Estimating and Construction for Barlovento, LLC, a general contractor performing civil and commercial construction throughout the United States. Prior to that, Mr. Flowers was the Georgia Platform President of Superfos.

John L. Harper has served as our Senior Vice President since 2017. He previously served as President of WCC, our Alabama subsidiary, from 1996 to April 2024. Prior to becoming President of WCC, he served as Vice President of Estimating/ Project Management of WCC. An active member of several state and national highway construction organizations, Mr. Harper has previously served as the Chairman of the National Asphalt Pavement Association. Mr. Harper holds a Bachelor of Science in Finance from Auburn University.

Gregory A. Hoffman has served as our Senior Vice President and Chief Financial Officer since April 2023. Prior to that, Mr. Hoffman served as our Senior Vice President, Finance from April 2021 to April 2023 and as Chief Financial Officer of WCC, our Alabama subsidiary, from 2009 to April 2021. Before joining our organization, Mr. Hoffman served in various roles at Corporate Express, Inc., a Staples company, including as Division Controller and Vice President, Operations, and also as Division Controller for APAC-Georgia, Inc., a heavy civil infrastructure company. Prior to that, Mr. Hoffman was a Manager at Ernst & Young LLP, where he managed audit engagement teams serving a variety of industries, including construction. Mr. Hoffman holds a Bachelor of Science in Accounting from the University of Alabama.

Certain Director and Executive Officer Relationships

Other than arrangements between the Company and our directors and executive officers to act within their capacities as such, none of our current directors, director nominees or executive officers were selected pursuant to any arrangement or understanding. There are no family relationships between or among any of our directors, director nominees and executive officers. No director or executive officer of the Company currently serves as a director of a company that (i) has a class of securities registered under, or that is subject to the periodic reporting requirements of, the Exchange Act, or (ii) is an investment company registered under the Investment Company Act of 1940. None of our directors or executive officers have been involved in any legal proceedings during the past 10 years that are material to an evaluation of the ability or integrity of such person. In addition, none of our directors, executive officers or 5% stockholders or any associate of any of the foregoing has been involved in any legal proceedings in which such person has or had a material interest adverse to the Company or any of our subsidiaries. The principal occupation and employment during the past five years of each of our directors was carried on, in each case except as specifically identified above, with a corporation or organization that is not a parent, subsidiary or other affiliate of the Company.

Director Independence and Controlled Company Exemption

Because the SunTx Group holds a majority of the voting power of our outstanding common stock, we are a "controlled company" under the listing rules of The Nasdaq Stock Market LLC ("Nasdaq"). As a controlled company, we are exempt from certain Nasdaq governance requirements that would otherwise apply to the composition and function of our Board. For example, we are not required to comply with certain rules that would otherwise require, among other things, (i) our Board to have a majority of independent directors, (ii) the compensation of our executive officers to be determined by a majority of the independent directors or a committee of independent directors, and (iii) director nominees to be selected or recommended either by a majority of the independent directors or a committee of independent directors. Notwithstanding our status as a controlled company, we remain subject to the requirements that our independent directors hold regular executive sessions and that our Audit Committee consist entirely of independent directors.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Nasdaq listing rules, including appointing a majority of independent directors to our Board and ensuring that our Compensation Committee and our Nominating and Corporate Governance Committee are each composed entirely of independent directors, subject to any permitted "phase-in" periods. We will no longer qualify as a controlled company if the SunTx Group ceases to hold a majority of the voting power of our outstanding common stock.

To qualify as "independent" under the Nasdaq listing rules, a director must meet certain objective criteria set forth in the Nasdaq listing rules, and our Board must affirmatively determine that the director has no relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director. Among other things, the Nasdaq independence criteria include that the director not be our employee and not have engaged in various types of business dealings with the Company.

To assess director independence as defined in the Nasdaq listing rules, our Board has reviewed (i) all direct or indirect business relationships between each director (including his or her immediate family members) and the Company, including relationships that would require disclosure pursuant to Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), and relationships that do not rise to the level of requiring such disclosure, and (ii) each director's relationships with charitable organizations. Based on this review, our Board has determined that Michael H. McKay, Stefan L. Shaffer and Noreen E. Skelly are "independent" directors under the Nasdaq listing rules. Additionally, our Board has determined that Messrs. McKay and Shaffer and Ms. Skelly satisfy the heightened independence requirements of Rule 10A-3 under the Exchange Act for purposes of Audit Committee membership.

Board Leadership Structure

The Board oversees the business and affairs of the Company and monitors the performance of its management. Although the Board is not involved in the Company's day-to-day operations, the directors keep themselves informed about the Company through meetings of the Board, reports from management and discussions with the Company's executive officers. Directors also communicate with the Company's outside advisors, as necessary.

Members of the Board are elected by our stockholders. The basic responsibility of the Board is to lead the Company by exercising its business judgment to act in what each director reasonably believes to be the best interests of the Company and its stockholders. Leadership is important to facilitate the Board acting effectively as a working group so that the Company and its performance may benefit.

The role of Executive Chairman of the Board includes providing continuous feedback on the direction, performance and strategy of the Company, presiding as chairman of Board meetings, setting the Board's agenda with management and leading the Board in anticipating and responding to opportunities and challenges faced by the Company. Ned N. Fleming, III currently serves as the Executive Chairman of our Board. Our Board does not have a formal policy regarding the combination of the roles of Executive Chairman and Chief Executive Officer because the Board believes that it is in the best interests of the Company to have the flexibility to determine, from time to time, whether the positions should be held by the same person or by separate persons. The Board believes that the current separation of the roles of Executive Chairman and Chief Executive Officer allows the Company to benefit from the knowledge and leadership of two experienced business veterans and is advantageous to independence, oversight and objectivity. The Board may reconsider this leadership structure from time to time based on the leadership needs of our Board and the Company at any particular time.

Meetings of the Board

Our Board conducts its business through meetings of the full Board and its committees. Under our Corporate Governance Guidelines, directors are expected to prepare for and attend all meetings of the Board and committees on which they serve. During our fiscal year ended September 30, 2024, the Board met six times, and no director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings of committees of the Board for the period during which the director served on the Board or such committee. We have not adopted a formal policy regarding director attendance at the Company's Annual Meetings of Stockholders; however, we encourage our directors to attend such meetings. Each member of the Board attended the most recent Annual Meeting of Stockholders, either in person or remotely.

Committees of the Board

The Board has three standing committees to assist it in carrying out its responsibilities: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of the standing committees operates under its own written charter adopted by our Board, all of which are available on the Company's investor relations website at http://ir.constructionpartners.net under the heading "Governance - Governance Documents." In addition, special committees may be established under the direction of our Board when necessary to address specific issues. The standing committees annually review and assess the adequacy of their respective charters and recommend any revisions to the Board.

The membership and functions of each of the standing committees, as well as the number of meetings that each of them held during fiscal 2024, are described below.

Audit Committee

The purpose of the Audit Committee is to oversee our accounting and financial reporting processes, the audits of our financial statements, the qualifications and performance of our independent registered public accounting firm and the execution of our internal audit function. The Audit Committee is responsible for, among other things:

- reviewing and discussing with management and our independent registered public accounting firm our annual audited and interim unaudited financial statements and related disclosures to be included in our quarterly earnings releases and periodic reports filed with the SEC;

- recommending to the Board whether our audited financial statements will be included in our Annual Report on Form 10-K;

- reviewing and discussing the scope and results of our independent registered public accounting firm's annual audit and quarterly reviews of our financial statements, and any other matters required to be communicated to the Audit Committee by our independent registered public accounting firm;

- reviewing and discussing with management, our independent registered public accounting firm and any internal personnel or third parties serving an internal audit function the adequacy and effectiveness of our disclosure controls and procedures, our internal controls and procedures for financial reporting and our risk assessment and risk management policies (including those related to significant business risk exposures, such as data privacy and cybersecurity risks);

- appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm, including their independence;

- reviewing and pre-approving all audit, review or attest services and permitted non-audit services that may be performed by our independent registered public accounting firm;

- establishing and maintaining guidelines relating to our hiring of employees and former employees of our independent registered public accounting firm;

- reviewing and discussing the scope and staffing of our internal audit function, including any difficulties encountered by the internal audit function and restrictions on the scope of its work or access to required information, and reviewing significant internal audit reports and management's responses;

- confirming the regular rotation of the audit partners with our independent auditor and considering whether there should be regular rotation of our auditors;

- preparing an annual Audit Committee report to be included in our proxy statement;

- reviewing legal and regulatory matters that may have a material impact on our financial statements and reviewing our compliance policies and procedures, including the implementation and effectiveness of our compliance programs;

- participating in the selection of the Company's lead audit partner;

- considering all of the relevant facts and circumstances available for related party transactions submitted to the Audit Committee in accordance with our written policy governing related party transactions;

- reviewing policies and procedures regarding compliance with the Company's Code of Business Conduct and Ethics, and reviewing and approving any requested waivers of the Code of Business Conduct and Ethics by officers and directors;

- establishing and maintaining procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters for the confidential, anonymous submission by our employees of concerns regarding questionable accounting and auditing matters;

- reviewing and discussing all critical accounting policies and practices to be used, all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and other material written communications between the independent auditor and management; and

- reviewing and recommending to the Board director and officer indemnification and insurance policies and procedures.

We are required to have an audit committee composed of at least three directors, each of whom meets the independence and experience standards established by Nasdaq and the SEC under the Exchange Act. The Audit Committee currently consists of Ms. Skelly (Chairperson) and Messrs. McKay and Shaffer. The Board has determined that (i) each member of the Audit Committee is independent under the Nasdaq listing rules, satisfies the heightened independence requirements of Rule 10A-3 under the Exchange Act and is financially literate and (ii) Mr. McKay and Ms. Skelly each qualify as an "audit committee financial expert" under the criteria set forth in the rules and regulations of the SEC. The Audit Committee met five times during fiscal 2024.

Compensation Committee

The primary purposes of the Compensation Committee are to establish salaries, incentives and other forms of compensation for our officers and other employees and to administer the Company's incentive compensation and benefit plans. More specifically, the Compensation Committee is responsible for, among other things:

- in consultation with senior management, establishing the Company's general compensation philosophy and objectives and determining the compensation, including salary, bonus, incentive and equity compensation of our executive officers;

- reviewing and approving incentive compensation and equity-based plans and, when necessary, revising or terminating existing plans and making recommendations to the Board and, where appropriate or required, our stockholders, with respect to such plans;

- periodically reviewing the compensation paid to non-employee directors through annual retainers and any other cash or equity components of compensation and perquisites, and making recommendations to the Board for any adjustments;

- reviewing and approving the employment agreements, salaries, bonuses, equity or equity-based awards and severance, termination, indemnification and change in control agreements for all of our executive officers;

- reviewing and approving compensation packages for new executive officers and termination packages for executive officers as may be suggested by management or the Board;

- reviewing and discussing with the Board and our executive officers plans for executive officer development and corporate succession plans for the Company's executive officers;

- reviewing and making recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans;

- overseeing our employee benefit plans;

- reviewing and assessing the Company's policies and practices for compensating its employees, including its executive officers, as they relate to risk management practices, risk-taking incentives and identified major risk exposures to the Company; and

- making recommendations concerning policies to mitigate risks arising from compensation policies and practices, including policies providing for the recovery of incentive or equity-based compensation.

Pursuant to its charter, the Compensation Committee is authorized to retain and terminate advisors to assist the Compensation Committee in discharging its duties and responsibilities to the extent that the Compensation Committee deems necessary. This includes the authority to approve fees and the other terms and conditions of the advisors' retention. In addition, any of the responsibilities described above may be delegated to one or more subcommittees, as the Compensation Committee may deem necessary or appropriate.

Our Compensation Committee consists of Messrs. Fleming (Chairperson), Matteson, and Shaffer. Our Board has determined that Mr. Shaffer is the only member of the Compensation Committee who is independent under the Nasdaq listing rules. The Compensation Committee met six times during fiscal 2024.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee identifies, evaluates and recommends qualified nominees to serve on our Board, develops and oversees our internal corporate governance processes and maintains a management succession plan. The Nominating and Corporate Governance Committee is responsible for, among other things:

- reviewing and making recommendations regarding the size, composition and organization of the Board;

- developing and recommending to the Board specific criteria for the selection of directors;

- with respect to director nominees, (i) identifying individuals qualified to become members of the Board (consistent with criteria approved by the Board), (ii) reviewing the qualifications of any such person submitted to be considered as a director, and (iii) selecting the director nominees for the Annual Meeting of Stockholders or to fill vacancies on the Board;

- developing and periodically reassessing policies and procedures with respect to the consideration of any director candidate recommended by stockholders or otherwise;

- reviewing and making recommendations to the Board with respect to the size, composition and organization of Board committees (other than the Nominating and Corporate Governance Committee);

- recommending procedures for the effective functioning of the Board; and

- overseeing the Board's annual self-evaluation process and reporting annually to the Board with an assessment of the Board's performance.

The Nominating and Corporate Governance Committee consists of Messrs. Fleming (Chairperson), Jennings, Owens and Matteson. Our Board has determined that none of the members of our Nominating and Corporate Governance Committee are independent under the Nasdaq listing rules. The Nominating and Corporate Governance Committee met one time during fiscal 2024.

Role of the Board in Risk Oversight

Our Board, as a whole and through its committees, has responsibility for the oversight of risk management at the Company, including risks related to cybersecurity. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The Board receives reports from management on financial, operational, legal compliance and reputation risks and the degree of exposure to those risks. The Board helps ensure that management is properly focused on risk by, among other things, reviewing and discussing the performance of senior management and business units of the Company.

Our Board oversees an enterprise-wide approach to risk management, which is designed to (i) support the achievement of organizational objectives, including strategic objectives, (ii) improve long-term organizational performance, (iii) identify and mitigate emerging risks to our business, such as cybersecurity risks, and (iv) enhance stockholder value. Several Board committees are responsible for risk oversight in specific areas. For example, the Audit Committee oversees financial, accounting and internal control risk management policies and approves the independent auditor and its annual audit plan. The Audit Committee also reports periodically to the Board on the effectiveness of risk management processes in place and the overall risk assessment of the Company's activities. The Compensation Committee assesses and monitors risks in the Company's compensation program. For more information on the responsibilities of the committees of our Board, see the discussion about the respective committees under the heading "Committees of the Board."

The Board has delegated to the Audit Committee primary responsibility for overseeing our IT security controls and the adequacy of our IT security program, compliance and controls with management. As part of such oversight, the Board, including members of the Audit Committee, receive periodic reports from management and our third-party service providers to assess the primary cybersecurity risks we face. Such reports also cover additional factors related to our IT security program, including its current status, capabilities, objectives and plans; the outcomes of regular business continuity, crisis communications, and disaster recovery exercises; updates on our ongoing compliance with applicable regulations; and the evolving cybersecurity threat landscape.

Code of Business Conduct and Ethics

We are committed to having sound corporate governance principles. Such principles are essential to running our business efficiently and maintaining our integrity in the marketplace. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our executive officers, and the members of our Board. The Code of Business Conduct and Ethics is available on our Investor Relations website at http://ir.constructionpartners.net/ under the heading "Governance - Governance Documents." Any future changes or amendments to the Code of Business Conduct and Ethics, and any waiver thereof that applies to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, will be posted on our website and otherwise reported in accordance with SEC and Nasdaq rules.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assist the Board and its committees in the exercise of their responsibilities. The Corporate Governance Guidelines set forth guiding principles and provide a flexible framework for the governance of the Company. The Corporate Governance Guidelines address, among other things, board composition, director qualifications and responsibilities, and stockholder communications with the Board. The Nominating and Corporate Governance Committee is responsible for regularly reviewing and providing recommendations to the Board on the Corporate Governance Guidelines, and the full Board will approve changes as it deems appropriate. A copy of the Corporate Governance Guidelines is available on our Investor Relations website at http://ir.constructionpartners.net/ under the heading "Governance - Governance Documents."

Nomination and Consideration of Director Candidates

General Procedures of the Board and Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board is responsible for identifying and evaluating qualified candidates for election to the Board. Following its evaluation, the Nominating and Corporate Governance Committee recommends to the full Board a slate of director candidates for inclusion in the Company's proxy statement. These recommendations are based on an evaluation that is consistent with the criteria for selecting directors described below and are also consistent with the Company's organizational documents and applicable law and listing rules. The backgrounds and qualifications of the directors, considered as group, are intended to provide a significant mix of experience, knowledge and abilities to allow the Board to fulfill its responsibilities.

In evaluating the suitability of director candidates, the Board and the Nominating and Corporate Governance Committee consider many factors, including the nominee's integrity and judgment; independence; knowledge and skills; experience and accomplishments; contribution to board diversity; contribution to board interaction; availability and willingness to commit to participate in Board and committee activities; compatibility with the Company's management team and culture; understanding of the Company's business; and other factors that the Board and the Nominating and Corporate Governance Committee conclude are pertinent in light of the then-current needs of the Board. The Board believes that its membership should reflect a diversity of experience, gender, race, ethnicity and age. The Nominating and Corporate Governance Committee selects qualified nominees and reviews its recommendations with the Board, which decides whether to nominate a particular candidate for election or invite such candidate to join the Board. When evaluating the suitability of an incumbent director for nomination or re-election, the Board and the Nominating and Corporate Governance Committee also consider the director's past performance, including attendance at meetings and participation in and contributions to the activities of the Board. The Nominating and Corporate Governance Committee may consider individuals recommended by Board members, management, stockholders and, if it deems appropriate, a professional search firm.

The Board may also consider candidates to fill a vacancy in the Board outside of the stockholder meeting process. In such a case, the Nominating and Corporate Governance Committee uses the same criteria used to evaluate a director nominee to be elected by stockholders. In the event of a vacancy to be filled by the Board, the Nominating and Corporate Governance Committee will recommend to the Board one or more candidates for election by the Board, and proxies will not be solicited.

Recommendations of Director Candidates by Stockholders

The Board has a formal policy governing the manner in which the Nominating and Corporate Governance Committee will consider director candidates recommended by the Company's stockholders. Candidates recommended by stockholders will be evaluated in the same manner as candidates recommended by directors or management according to the criteria set forth above.

Stockholders who wish to recommend candidates for the Nominating and Corporate Governance Committee's consideration must submit a written recommendation to the Secretary of the Company at 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303. Recommendations must be sent by certified or registered mail and received by October 1 for consideration at the following year's Annual Meeting of Stockholders. Recommendations must include the following:

- the recommending stockholder's name, number of shares owned, length of period held, proof of ownership and written certification that such recommending stockholder intends to continue to remain a stockholder through the date of the Annual Meeting of Stockholders with respect to which the candidate is to be nominated;

- the candidate's name, address, phone number, e-mail address and age;

- a resume describing, at a minimum, the candidate's educational background, occupation, employment history and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.);

- a supporting statement that describes the stockholder's and candidate's reasons for nomination to the Board and demonstrates the candidate's ability to satisfy the director qualifications described above;

- the candidate's consent to a background investigation;

- a notarized affidavit executed by the candidate to the effect that, if nominated and elected, he or she will serve, is eligible for election as a member of the Board, and consents to being named in the proxy statement as a nominee, if he or she will in fact be so named;

- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years between the nominating stockholder and the candidate;

- a description of any voting commitments and/or any other arrangements or obligations by which the candidate is or will be bound as a director;

- a completed questionnaire regarding the candidate, which may be obtained from the Secretary of the Company, relating to stock exchange listing requirements for director independence that are applicable to the Company; and

- any other information relating to the recommended stockholder and the candidate that would be required to be disclosed in a proxy statement on Schedule 14A for solicitation of proxies for election of directors under the Exchange Act and pursuant to Nasdaq rules and any other applicable laws, rules or regulations.

The Secretary will promptly forward these materials to the Chairperson of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may contact recommended candidates to request additional information necessary for its evaluation or for disclosure under applicable SEC rules, including, without limitation, information relating to such candidate that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. The Nominating and Corporate Governance Committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis.

In considering a candidate, the Nominating and Corporate Governance Committee will consider the size and duration of a recommending stockholder's ownership interest in the Company. In addition, any candidate proposed by a stockholder must be independent of the nominating stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Nominating and Corporate Governance Committee or by applicable law, and must also meet the definition of an "independent director" under applicable Nasdaq rules. The candidate must be expected to contribute in a positive manner to the function of the Board in light of the factors for consideration described above.

Except as may be required by applicable law, rule or regulation, the Nominating and Corporate Governance Committee will have no obligation to acknowledge receipt of the recommendation and accompanying materials described above or otherwise communicate with the stockholder submitting the same.

Stockholder Nominations of Director Candidates at Meetings of Stockholders

Separate procedures apply if a stockholder wishes to nominate a director candidate for election at a meeting of stockholders. These procedures, as well as the Company's director qualifications, are specified in the Company's Amended and Restated By-Laws and are summarized below. Nothing in the above-described procedures for stockholders to recommend candidates to the Nominating and Corporate Governance Committee supersedes any requirements set forth in the Amended and Restated By-Laws for the nomination of a director candidate by a stockholder of the Company.

Section 3.2 of the Company's Amended and Restated By-Laws provides procedures pursuant to which stockholders may nominate director candidates at meetings of stockholders. To provide timely notice of a director nomination, the stockholder's notice must be received by the Secretary of the Company at the principal executive offices of the Company, located at 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303: (i) with respect to an Annual Meeting of Stockholders, (A) not earlier than the 120th day before, and not later than the 90th day before, the first anniversary of the date of the preceding year's Annual Meeting of Stockholders, or (B) if the date of the applicable Annual Meeting of Stockholders is more than 30 days before or 60 days after the first anniversary of the prior year's Annual Meeting of Stockholders, not earlier than the 120th day before the date of such Annual Meeting of Stockholders, and not later than the later of (x) the 90th day before the meeting or (y) the 10th day following the day on which public announcement of the date of the Annual Meeting of Stockholders is first made by the Company, and (ii) with respect to any special meeting of stockholders called for the purpose of electing directors, not earlier than the 120th day prior to such special meeting and not later than the later of (x) the 90th day before the meeting or (y) the 10th day following the day on which public announcement of the date of the special meeting is first made by the Company. However, if the number of directors to be elected at an Annual Meeting of Stockholders is greater than the number of directors whose terms expire on the date of the Annual Meeting of Stockholders and there is no public announcement by the Company naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the 90th day prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders, a stockholder's notice will also be considered timely if received not later than the 10th day following the date on which the public announcement was first made by the Company, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such Annual Meeting of Stockholders.

A nominating stockholder's notice must also satisfy the information requirements specified in Section 3.2(d) of our Amended and Restated By-Laws with respect to the nominee for director and the nominating stockholder. Additionally, in order to be eligible for nomination, a potential nominee must deliver to the Secretary of the Company, among other items specified in our Amended and Restated By-Laws, (i) a completed questionnaire providing information concerning the background and qualifications of that person and (ii) a written representation and agreement in a form to be provided by the Secretary pertaining to, among other things, any voting commitments made by the potential nominee and compensation that the nominee expects to receive other than from the Company as a result of his or her service as a director. The Company may require any proposed nominee or stockholder who nominates the proposed nominee to furnish such other information as the Company may reasonably require to determine the eligibility of the proposed nominee to serve as a director of the Company or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of the proposed nominee. The Board (or an officer designated by the Board) will determine whether or not a nomination was made in accordance with the procedures set forth in our Amended and Restated By-Laws. If the Board or such officer determines that a nomination is defective, the nomination will be disregarded.

Our Amended and Restated By-Laws are available on the SEC's website at http://www.sec.gov. You may also obtain a copy of the relevant provisions of our Amended and Restated By-Laws regarding the requirements for nominating director candidates at no charge by contacting our Secretary at 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303. Additionally, a copy of our Amended and Restated By-Laws is available on our investor relations website at http://ir.constructionpartners.net under the heading "Governance - Governance Documents."

Executive Sessions

The Company's Corporate Governance Guidelines require non-management directors to meet regularly in executive sessions without management present. These sessions may be chaired by the Executive Chairman of the Board or the chairperson on any committee of the Board, so long as such person is not a member of management.

Stockholder Communications with the Board

The Board will give appropriate attention to written communications that are submitted by stockholders and will respond as the Board deems appropriate. Interested parties who wish to contact an individual director, the Board as a group, or a specified Board committee or group, including the independent directors as a group, should address such communications to: Construction Partners, Inc., c/o Secretary, 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303. Each communication should specify the applicable addressee(s) to be contacted, as well as the general topic of the communication. The Secretary of the Company will initially receive and process communications before forwarding them to the addressee. The Board has requested that certain items that are unrelated to its duties and responsibilities be excluded, such as spam, junk mail and mass mailings, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. The Secretary will not forward any communication determined in its good faith belief to be frivolous, unduly hostile, threatening, illegal or similarly unsuitable.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the Company's executive compensation philosophy and programs for our NEOs. For fiscal 2024, our NEOs were:

Name	Principal Position
Fred J. (Jule) Smith, III	President and Chief Executive Officer
Gregory A. Hoffman	Senior Vice President and Chief Financial Officer
John L. Harper	Senior Vice President
Robert P. Flowers	Senior Vice President
M. Brett Armstrong	Senior Vice President

Executive Summary

Our goal is to attract and retain talented executives who deliver value to our stockholders through the achievement of the Company's specific business objectives, such as consistent, sustained growth in revenue and adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), among other objectives. We have designed our executive compensation program and overall pay-for-performance philosophy to align with that goal and our results. Our executive compensation program for the 2024 fiscal year reflected the following developments and circumstances:

- Performance-Based Compensation Structure: In fiscal 2024, our performance-based compensation program consisted of a formulaic annual incentive program for our executives and a structured long-term incentive program consisting of time-based restricted stock and restricted stock units ("RSUs"), as well as performance-based restricted stock units ("PSUs"). These incentive programs are designed to focus executives on the key drivers of Company performance in the current year and through future years, reward performance and align executives' interests with those of our stockholders.

- Acquisitive Growth: Fiscal 2024 was an active year for acquisitions at the Company, as we acquired eight complementary businesses operating across four states, adding to or expanding our operations in Alabama, Georgia, North Carolina and South Carolina, while continuing to execute on our strategy of controlled, profitable growth. Management remained focused on our core business while taking advantage of these opportunities and successfully integrating the acquired businesses after completion of the respective transactions. After fiscal year-end, the Company completed additional acquisitions in Texas and Oklahoma.

- Financial Performance / ROAD Map: During fiscal 2024, management and the Board continued to focus on our five-year strategic plan for the Company. This plan, known as "ROAD Map 2027," represents a dynamic framework with financial targets and other strategic goals that guide management's decision-making process in the execution of the Company's business and are incorporated into the Company's incentive compensation program. ROAD Map 2027 is reviewed at least annually and refined by management and the Board to incorporate circumstances existing at the time.

- Sustainability: We continue to focus on our goal of becoming a leader in sustainability within the asphalt pavement and aggregate industries. During fiscal 2024, we continued our support of The Road Forward, an initiative led by the National Asphalt Pavement Association ("NAPA"), to promote climate stewardship within the asphalt industry, and collaborated with federal and state agencies and other stakeholders on issues ranging from energy efficiency to sustainable asphalt mix designs. We also leveraged NAPA's Emerald Eco-Label tool in conjunction with comprehensive life cycle assessments to create transparent Environmental Product Declarations ("EPDs"), providing stakeholders with critical information for assessing the sustainability of our products and materials. Notably, we were the first company in several of the states in which we operate to publicly document the impact of our asphalt mixes through EPDs. We also continued our efforts to maximize energy efficiency across our asphalt plants and construction operations as an EPA ENERGY STAR ® partner.

Compensation Philosophy

The Compensation Committee is responsible for establishing and implementing the Company's executive compensation philosophy. The Compensation Committee reviews and determines all components of our NEOs' compensation, including making individual compensation decisions and reviewing and revising the Company's compensation programs and practices.

In order to attract, retain and engage the highest level of executive talent, the Compensation Committee has established the following compensation philosophy:

- Provide competitive compensation: The Company's executive compensation programs are designed to attract, retain and motivate highly qualified executives critical to achieving the Company's strategic objectives and building stockholder value.

- Promote a pay-for-performance culture: We expect executives to perform at a high level to ensure the Company's success and reward executives appropriately when success is achieved. A significant portion of our NEOs' compensation is derived from our annual and long-term incentive plans, which encourage achievement of both short-term and long-term Company objectives.

- Alignment between management and stockholders: In order to align our executives' interests with those of our stockholders, we provide a significant portion of our NEOs' total compensation in the form of equity. Executive equity awards are designed to focus executives on long-term value creation, as well as to encourage retention of our key executives.

Overview of Our Executive Compensation Program

Our executive compensation program consists of several elements that the Compensation Committee utilizes as it deems appropriate. In general, our program incorporates a combination of base salary, annual performance-based cash incentives, long-term equity incentives, benefits and perquisites. The following table summarizes certain primary components of our compensation program, several of which we used during fiscal 2024.

Component	Purpose	Key Features
Base Salary	To attract and retain executives with a competitive level of regular income.	Adjustments to base salary primarily reflect our knowledge of the competitive environment in which we operate, which includes smaller private companies and significantly larger multinational corporations, internal relationships among positions, and the executive's individual performance and responsibilities.
Annual Cash Incentives and Bonuses	To encourage and reward contributions to our annual financial objectives through performance-based compensation subject to challenging, yet attainable, objective and transparent metrics.	Amounts are typically determined based on a combination of Company and individual performance measures for the immediately preceding fiscal year. Bonuses are paid at the discretion of the Compensation Committee as appropriate under the circumstances.

Component	Purpose	Key Features
Long-Term Incentives	Long-Term Incentive Plan - A ("LTIP-A") awards: Grants of restricted stock or restricted stock units ("RSUs") with time-based vesting intended to retain and reward key employees and to increase alignment with stockholders.	During fiscal 2024, LTIP-A grants of restricted stock and cash-settled RSUs were awarded to select members of management in varying combinations. These awards vest ratably over four years to encourage retention. We expect to continue awarding a combination of restricted stock and cash-settled RSUs going forward.
	Long-Term Incentive Plan - B ("LTIP-B") awards: Grants of PSUs that are intended to encourage and reward key employees for accomplishing certain Company financial objectives and to increase alignment with stockholders.	Key employees may earn 75% to 150% of the initial target grant based on the Company's performance on specified metrics compared to the Company's targets over a three-year performance period. During fiscal 2024, management received LTIP-B awards covering the fiscal 2024-2026 performance period, with the amount to be earned based on the Company's compound aggregate revenue growth rate and average Adjusted EBITDA margin over the performance period. The final number of PSUs that will vest may be increased or decreased by up to 15% based on the Company's total stockholder return relative to the Russell 2000 Index.
Discretionary Equity Grants	Grants of equity-based awards designed to retain, motivate and align key employees.	The Compensation Committee has from time to time granted discretionary equity awards, such as "mobilization awards" (restricted stock with time-based vesting criteria) and immediately vested stock bonus awards, to select members of management, including the NEOs. The mobilization awards vest 50% in year 4 and 50% in year 5. Mobilization awards were previously granted to our NEOs in March 2021 and vested 50% on September 30, 2024 and 50% on September 30, 2025.

Components of Compensation

During fiscal 2024, the compensation of our NEOs consisted of base salary, annual cash incentives, cash bonuses, LTIP-A awards, LTIP-B awards, benefits and perquisites, in each case, as described in further detail below.

Base Salary

The base salary element of our compensation program is designed to be competitive with compensation paid to similarly-situated, competent and skilled executives. The Compensation Committee uses the following factors to determine base salary levels and appropriate adjustments for our NEOs:

• knowledge of industry pay practices;

• changes in responsibilities;

• overall managerial effectiveness with respect to leadership planning, talent development, communications, strategy execution and similar matters;

• level of expertise and potential for future contributions to the Company, retention risks and equity within our overall salary program; and

• economic environment and its impact on the Company.

The Compensation Committee reviews the base salaries of our NEOs annually and also at the time of any promotion or change in responsibilities. The following table sets forth the annual base salary rates of each of our NEOs in effect for calendar years 2024 and 2025. The salaries actually paid to the NEOs during the fiscal year vary from the salary rates set forth in the following table due to the fact that we implement salary increases at the beginning of the calendar year, but our fiscal year ends on September 30.

Name	2024 Salary	2025 Salary	% Change
Fred J. (Jule) Smith, III	$735,000	$875,000	19.0%
Gregory A. Hoffman	$450,000	$500,000	11.1%
John L. Harper	$495,000	$515,000	4.0%
Robert P. Flowers	$490,000	$515,000	5.1%
M. Brett Armstrong	$490,000	$525,000	7.1%

Annual Cash Incentives

Each member of our management team, including each of our NEOs, has a target annual cash incentive opportunity calculated as a percentage of his or her base salary. For our NEOs, those percentages were as follows in fiscal 2024:

Name	Target Cash Incentive (% of Salary)
Fred J. (Jule) Smith, III	100%
Gregory A. Hoffman	75%
John L. Harper	75%
Robert P. Flowers	75%
M. Brett Armstrong	75%

Each participant's annual cash incentive is determined based on (i) the level of achievement of one or more Company financial objectives and (ii) one or more secondary metrics based either on individual performance or Company performance. Following a calculation of the participant's baseline cash incentive award using the foregoing metrics, the final amount of the payment to each participant remains subject to adjustment by the Compensation Committee in its sole discretion. For fiscal year 2024, annual cash incentives were based on the following metrics and weightings:

Performance Metric	Weighting	Rationale
Adjusted EBITDA (consolidated)	50%	Focuses executives on the Company's financial success
Individual or additional Company goals	50%	Rewards individual impact of executive leadership

The amount of the annual cash incentive earned with respect to the Adjusted EBITDA component was based on a comparison of the Company's Adjusted EBITDA for fiscal 2024 to internal targets, as follows:

Fiscal 2024 Adjusted EBITDA (as a % of Target)	Payout (as a % of Target)
Less than 80%	0%
80% or more but less than 90%	50%
90% or more but less than 100%	75%
100% or more but less than 110%	100%
110% or more but less than 115%	115%
115% or more	120%

For fiscal 2024, the target Adjusted EBITDA for purposes of the annual cash incentive was approximately $209.1 million and the actual Adjusted EBITDA achieved was approximately $220.6 million, resulting in a payout of 100% of the NEOs' respective target amounts attributable to the Adjusted EBITDA metric.

The amount of the annual cash incentive earned by each NEO with respect to the individual or additional Company performance component was based on the Compensation Committee's evaluation of the level of achievement by the NEO or Company, as applicable, of one or more specific objectives, the nature of which varied based on the respective NEO's geographic or functional area of responsibility. For fiscal 2024, Messrs. Smith's and Hoffman's annual cash incentive metrics were based on the Company's revenue, EBITDA, reductions in overhead expense and working capital levels. For Messrs.

Harper and Flowers, who served as presidents of two of the Company's subsidiary operating companies for some or all of the fiscal year (six months for Mr. Harper and a full year for Mr. Flowers), the annual cash incentive metrics were based on their respective companies' Adjusted EBITDA, safety results, working capital levels and gain/fade results on construction projects. Mr. Armstrong's annual cash incentive metrics were based on the Company's Adjusted EBITDA, working capital levels and gain/fade results on construction projects.

In November 2024, the Compensation Committee determined the amount of the annual cash incentive earned by each eligible NEO. The following table sets forth the amounts paid to each NEO subsequent to fiscal year-end for fiscal 2024 performance based on the elements described above:

	Adjusted EBITDA		Individual or Additional Company Goals		
Name	% of Target Earned	Incentive Payment Earned	% of Target Earned	Incentive Payment Earned	Total Incentive Payment
Fred J. (Jule) Smith, III	100%	$367,500	100%	$367,500	$735,000
Gregory A. Hoffman	100%	$168,750	100%	$168,750	$337,500
John L. Harper	100%	$185,625	100%	$185,625	$371,250
Robert P. Flowers	100%	$183,750	100%	$183,750	$367,500
M. Brett Armstrong	100%	$183,750	100%	$183,750	$367,500

Discretionary Cash Bonuses

In addition to the annual cash incentive opportunity, cash bonuses may be paid at the discretion of the Compensation Committee as appropriate under the circumstances. During fiscal 2024, discretionary bonuses were paid to certain of the NEOs in the following amounts: (i) for Mr. Smith, $550,000 and (ii) for Mr. Flowers, $40,000. Subsequent to fiscal year-end 2024, certain of the NEOs also received a discretionary bonus in respect of performance during the 2024 fiscal year in the following amounts: (i) for Mr. Smith, $65,000, (ii) for Mr. Hoffman, $62,500, (iii) for Mr. Harper, $8,750, (iv) for Mr. Flowers, $12,500, and (v) for Mr. Armstrong, $7,500. These bonuses were paid in recognition of the NEOs' leadership and contributions to the Company's achievement of improved profitability and strategic growth initiatives, including acquisitions.

Following the end of fiscal 2024, the Compensation Committee approved one-time cash bonus payments to certain of our NEOs as a transaction bonus related to the Company's acquisition of Asphalt Inc., LLC (doing business as Lone Star Paving, "Lone Star" and such acquisition the "Lone Star Acquisition"), in the following amounts: (i) for Messrs. Smith and Hoffman, $500,000 and (ii) for Messrs. Harper and Armstrong, $60,000.

Long-Term Equity Incentive Compensation

The Company maintains the Construction Partners, Inc. 2018 Equity Incentive Plan (the "Equity Incentive Plan"), pursuant to which employees, directors and consultants of the Company, including our NEOs, are eligible to receive stock-based awards and performance awards that are intended to retain our executives to provide continuity in the Company's leadership as well as focus executives on achieving the Company's strategic objectives. Awards to our NEOs under the Equity Incentive Plan during fiscal 2024 consisted of LTIP-A and LTIP-B awards, as described in further detail below. Additionally, the Company maintains the Construction Partners, Inc. 2024 Restricted Stock Plan (the "Restricted Stock Plan"), pursuant to which employees, directors and consultants of the Company, including our NEOs are eligible to receive restricted shares of Class B common stock. The Restricted Stock Plan is intended to provide participants with a larger equity interest in the Company, to enhance the commonality of interests between participants, on the one hand, and the Company's stockholders, on the other hand, and to provide an effective mechanism for the Company to attract and retain well-qualified individuals to serve on the Board and as employees and consultants.

LTIP-A Awards

During fiscal 2024, the Compensation Committee granted LTIP-A awards to our NEOs consisting of restricted stock and cash-settled RSUs that vest in equal annual installments over four fiscal years, with the first vesting date occurring on September 30, 2024. These awards were granted to the NEOs in the following amounts during fiscal 2024:

Name	LTIP-A Award (% of salary)	Shares of Restricted Stock	Cash-Settled RSUs
Fred J. (Jule) Smith, III	40%	7,352	—
Gregory A. Hoffman	40%	4,500	—
John L. Harper	30%	3,712	—
Robert P. Flowers	30%	1,838	1,838
M. Brett Armstrong	30%	3,676	—

LTIP-B Awards

During fiscal 2024, the Compensation Committee granted LTIP-B awards to certain NEOs. The LTIP-B awards represent PSUs having a notional value equivalent to one share of our Class A common stock for purposes of determining the number of shares underlying the award. Each LTIP-B award provides for a target number of PSUs that are eligible to vest, with the preliminary number of vested PSUs to be determined based on the Company's actual performance compared to its targets over the three-year performance period beginning October 1, 2023 and ending September 30, 2026. For LTIP-B awards granted in fiscal 2024, the following performance metrics were used:

Performance Metric	Weighting	Rationale
Compound aggregate revenue growth rate	50%	Focuses on top-line growth of the Company
Average Adjusted EBITDA margin	50%	Focuses on profitability of the Company's operations

Fifty percent (50%) of the target PSUs (the "Revenue Target PSUs") will be eligible to vest based on the Company's achievement of compound aggregate revenue growth rate as it compares to the revenue growth rate target, as set forth in the table below. The number of vested Revenue Target PSUs will be interpolated for performance between each performance level (based on whole percentages), and no Revenue Target PSUs will vest if the actual performance level is less than 89% of the revenue growth target over the performance period.

Performance Level	Revenue Growth Rate vs. Revenue Growth Target	Payout % (Vested PSUs)
Below Threshold	< 89%	0% of Revenue Target PSUs
Threshold	89%	75% of Revenue Target PSUs
Target	100%	100% of Revenue Target PSUs
Maximum	> 112%	150% of Revenue Target PSUs

Similarly, fifty percent (50%) of the target PSUs (the "Adjusted EBITDA Margin Target PSUs") will be eligible to vest based on the Company's achievement of average Adjusted EBITDA margin as it compares to the average Adjusted EBITDA margin target, as set forth in the table below. The number of vested Adjusted EBITDA Margin Target PSUs will be interpolated for performance between each performance level (based on whole percentages), and no Adjusted EBITDA Margin Target PSUs will vest if the actual performance level is less than 95.2% of the average Adjusted EBITDA margin target over the performance period.

Performance Level	Average Adjusted EBITDA Margin vs. Target	Payout % (Vested PSUs)
Below Threshold	< 95.2%	0% of Adjusted EBITDA Margin Target PSUs
Threshold	95.2%	75% of Adjusted EBITDA Margin Target PSUs
Target	100%	100% of Adjusted EBITDA Margin Target PSUs
Maximum	> 104.8%	150% of Adjusted EBITDA Margin Target PSUs

Following a determination of the preliminary vested PSUs based on the criteria set forth above, the final number of PSUs that are eligible to vest will be either increased or decreased by up to 15% based on a comparison of the Company's total stockholder return ("TSR") over the performance period compared to that of the Russell 2000 over the same period (provided that the Company's TSR must be positive in order for any upward adjustment to be made). Specifically, the number of vested PSUs is subject to modification based on the following schedule:

Company TSR vs. Russell 2000	Award Modification
75th Percentile or Above	15%
↕	Straight-line interpolation
Median	0%
↕	Straight-line interpolation
25th Percentile or Below	-15%

During fiscal 2024, the Compensation Committee granted LTIP-B awards to our NEOs in the following amounts:

Name	Performance Period Ending September 30, 2026	
	LTIP-B Award (% of salary)	Target Number of PSUs
Fred J. (Jule) Smith, III	80%	14,700
Gregory A. Hoffman	45%	5,064
John L. Harper	50%	6,188
Robert P. Flowers	50%	6,124
M. Brett Armstrong	50%	6,124

2022 LTIP-B Awards that Vested in 2024

The Compensation Committee granted LTIP-B awards in fiscal 2022 under the Equity Incentive Plan consisting of PSUs having a notional value equivalent to one share of our Class A common stock for purposes of determining the number of shares underlying the award, the vesting of which was based on the Company's achievement of the compound aggregate revenue growth rate and return on capital employed ("ROCE") targets over the three-year performance period comprising the fiscal years ended September 30, 2022, 2023 and 2024. The following table sets forth the target metrics, actual level of achievement of such metrics, and payout percentages attributable to such level of achievement for the 2022 LTIP-B awards:

For the Performance Period Ended September 30, 2024						
Compound Aggregate Revenue Growth Rate				ROCE		
Target	Actual	Payout Percentage		Target	Actual	Payout Percentage
18.0 %	26.1 %	150 %		13.0 %	11.0 %	— %

The total number of PSUs vested pursuant to the 2022 LTIP-B awards was adjusted based on the TSR of our Class A common stock compared to the TSR of the Russell 2000 over the performance period commencing October 1, 2021 (the first day of fiscal 2022) and ending on September 30, 2024. The Compensation Committee determined that our TSR ranked in the 92nd percentile relative to the Russell 2000, which resulted in an increase in the number of earned shares of 15%.

The following table sets forth the target number of shares and total shares actually earned by each of the NEOs in respect of the 2022 LTIP-B awards:

	Performance Period Ended September 30, 2024	
Name	Target Shares	Earned Shares
Fred J. (Jule) Smith, III	14,375	12,398
Gregory A. Hoffman	4,200	3,623
John L. Harper	7,616	6,568
Robert P. Flowers	7,350	6,338
M. Brett Armstrong	6,666	5,749

Stock Bonus Awards

Subsequent to fiscal 2024 year-end, the Compensation Committee awarded bonuses in the form of fully vested shares of Class A common stock to certain members of management, including our NEOs, in recognition of exceptional performance and successful organic and acquisitive growth of the Company during the 2024 fiscal year. These awards were granted to the NEOs in the following amounts:

Name	Number of Shares	Value [1]
Fred J. (Jule) Smith, III	3,594	$344,665
Gregory A. Hoffman	1,050	$100,695
John L. Harper	1,904	$182,594
Robert P. Flowers	1,838	$176,264
M. Brett Armstrong	1,667	$159,865

[1] The value presented in the table above is determined by reference to a share value of $95.90, the closing price for a share of our Class A common stock on December 17, 2024, the grant date.

Following fiscal year-end, the Compensation Committee granted awards of restricted stock under the Equity Incentive Plan and Restricted Stock Plan to certain of our NEOs as a transaction bonus (the "Transaction Bonus Awards") related to the Lone Star Acquisition. The Transaction Bonus Awards provided for vesting upon the later of (i) the closing of the Lone Star Acquisition and (ii) the first date, if any, that the closing price of our Class A common stock on The Nasdaq Global Select Market equaled or exceeded $88.00 per share, provided that (A) such date occurred on or before the fourth anniversary of the grant date and (B) the recipient was employed by, or providing services to, the Company on the vesting date. The Transaction Bonus Awards vested in full on November 6, 2024. The following table sets forth the Transaction Bonus Awards granted to our NEOs:

Name	Shares of Class A Common Stock	Shares of Class B Common Stock
Fred J. (Jule) Smith, III	10,000	11,000
Gregory A. Hoffman	10,000	11,000
John L. Harper	3,000	—
M. Brett Armstrong	3,000	—

Benefits

Our NEOs are eligible to participate in our health and welfare benefit programs on the same basis and terms as our general employee population, including our 401(k) plan. As such, our NEOs are eligible for employer matching contributions and discretionary contributions. All of our 401(k) plan participants are eligible for employer matching contributions equal to 100% of the participant's elective deferral contributions up to 3% of the participant's compensation, plus 50% of the participant's elective deferral contributions that exceed 3% but are not more than 5% of the participant's compensation.

Perquisites

We generally provide limited perquisites or personal benefits to our NEOs, the nature and amount of which vary by individual. These benefits generally consist of a combination of personal use of a Company-owned vehicle or a vehicle allowance and Company-paid premiums for health, life, disability and/or vision insurance.

Employment Agreements

The Company has entered into an employment agreement (each, an "Employment Agreement" and collectively, the "Employment Agreements") with certain key members of management, including each of our NEOs. Each Employment Agreement contains substantially similar terms other than with respect to title, minimum base salary and principal place of employment, including with respect to the following key aspects of the employment relationship:

- Term. The term of the Employment Agreements began on April 1, 2020 for Messrs. Smith, Harper, Flowers and Armstrong and on April 1, 2023 for Mr. Hoffman, and expires on April 1, 2025. The Employment Agreements will not renew following their expiration on April 1, 2025.

- Salary. The Employment Agreements specify a minimum annual base salary during the term. The minimum base salary is reviewed at least annually by the Compensation Committee, and the Compensation Committee may, but is not required to, increase the applicable executive's salary during the term.

- Annual Bonus. Each executive is eligible to receive a cash bonus in an amount determined either in the discretion of the Compensation Committee or based on the achievement of performance goals under any annual incentive program that may be established and administered by the Compensation Committee from time to time.

- Equity Awards. Each executive is eligible to receive awards under the Equity Incentive Plan, the Restricted Stock Plan and any other stock option, stock purchase or equity-based incentive compensation plan or arrangement adopted by the Company from time to time in which executives of the Company are eligible to participate, in an amount determined by the Compensation Committee. Any such equity awards will be governed by the applicable plan and award agreements.

- Perquisites; Employee Benefits. Each executive is entitled to fringe benefits and perquisites consistent with the practices of the Company and to the extent that the Company provides similar benefits or perquisites to similarly situated executives, which may include the use of a Company-owned automobile to the extent that the Company deems necessary for the performance of services to the Company. Each executive is entitled to participate in all other employee benefit plans, practices and programs on a basis that is no less favorable than is provided to similarly situated executives, to the extent consistent with applicable law and the terms of the applicable employee benefit plans.

- Termination Payments. If an Employment Agreement is terminated under certain circumstances, the executive may be entitled to receive certain severance payments and benefits. For a description of these payments and benefits and the circumstances under which they may be required, see the discussion below under the heading "Potential Payments Upon Termination or Change in Control."

- Restrictive Covenants. The Employment Agreements provide for certain restrictive covenants, including covenants limiting or prohibiting competition, use of confidential information, solicitation of customers, recruitment of employees, and disparagement of the Company during the term of the Employment Agreements and, if the Company so elects, for a period of 18 months following the termination of employment with the Company for any reason.

- Right of First Refusal to Purchase Shares of Class B Common Stock. During the term of the Employment Agreements and for a period of 18 months following the termination of employment for any reason, the Company or its assignee has a right of first refusal to purchase any shares of the Company's Class B common stock that the executive (or, as applicable, the executive's estate) elects to transfer, convert or dispose of during such period.

- Clawback. The executive's compensation is subject to any clawback policies required by applicable law, government regulation or stock exchange listing requirement or otherwise adopted by the Company, as such policies may be amended from time to time. For more information about our clawback policy that applies to all NEOs, see the discussion below under the heading "Compensation Policies and Practices Related to Risk Management — Incentive Compensation Recoupment Policy."

How We Determine Executive Compensation

The Compensation Committee meets several times each year to perform its responsibilities as delegated by the Board and as set forth in the Compensation Committee's charter. These responsibilities include evaluating and approving the Company's compensation philosophy, policies, plans and programs for our NEOs. In the performance of its duties, the Compensation Committee regularly reviews the total compensation, including the base salary, target annual cash incentive award opportunities, long-term incentive award opportunities and other benefits for each of our NEOs.

The Compensation Committee has the authority, in its sole discretion, to retain or obtain the advice of compensation consultants, outside counsel and other advisers as it deems necessary to assist with the execution of its duties and responsibilities. Prior to selecting or receiving advice from such advisers, the Compensation Committee is required to consider certain factors specified in SEC and Nasdaq rules, including an evaluation of whether the adviser has a conflict of interest that would impair the independent execution of the adviser's services to the Company. The Company will provide appropriate funding for payment of reasonable compensation to any adviser retained by the Compensation Committee.

Due to our size and the unique nature of our industry, which primarily consists of small, closely held companies and large national or multinational corporations, the Compensation Committee has elected not to identify a peer group for compensation benchmarking purposes based on a lack of directly comparable companies. Instead, in determining appropriate compensation levels for the NEOs, the Compensation Committee relies on its knowledge of the competitive market, historical pay practices, internal relationships among positions at the Company and individual performance of the NEOs.

Role of Compensation Consultant

During fiscal 2024, the Compensation Committee retained Dana Krieg, an independent compensation consultant (the "Compensation Consultant"), in accordance with the Compensation Committee's charter. Ms. Krieg has more than 25 years of executive compensation consulting experience, having worked for Watson Wyatt (now Willis Towers Watson) and Ernst & Young for the majority of her career. She advises clients on executive compensation strategy and design as well as governance and overall compliance of their executive compensation programs.

The Compensation Consultant reports directly to the Compensation Committee. The Compensation Committee retains sole authority to hire or terminate the Compensation Consultant, approve the Compensation Consultant's fees, determine the nature and scope of the services to be provided and evaluate the Compensation Consultant's performance.

The Compensation Consultant attends Compensation Committee meetings, as requested, and communicates with the Compensation Committee chair between meetings. The Compensation Committee makes all final decisions and recommendations regarding the Company's compensation program.

During fiscal 2024, the Compensation Consultant's roles included, but were not limited to, the following:

• advising the Compensation Committee on executive compensation trends;

• evaluating the effectiveness of the Company's cash- and equity-based compensation programs;

• providing advice to the Compensation Committee on governance best practices, as well as any other areas of concern or risk; and

• reviewing and commenting on proxy statement disclosure items, including the Compensation Discussion and Analysis.

The Compensation Committee has assessed the independence of the Compensation Consultant, considering all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act. Based on this review, the Compensation Committee concluded that there are no conflicts of interest raised by the work performed by the Compensation Consultant and that the Compensation Consultant is independent.

Role of Chief Executive Officer

The Compensation Committee makes all compensation decisions related to our NEOs. Our Chief Executive Officer regularly provides information and recommendations to the Compensation Committee on the performance of our executive officers and appropriate levels and components of compensation, as well as other information that the Compensation

Committee may request. However, our Chief Executive Officer does not participate in any Compensation Committee deliberations or determinations with respect to his own compensation.

Role of Advisory Vote on Compensation of our NEOs

Our Board recognizes the fundamental interest that our stockholders have in the compensation of our executive officers. At the 2022 Annual Meeting of Stockholders, approximately 97.2% of the votes cast were in favor of the proposal to approve, on an advisory basis, the compensation of our NEOs. Based upon the results of such advisory vote and our review of our compensation policies and decisions, the Board and Compensation Committee believe that these policies and decisions are consistent with our compensation philosophy and objectives and align the interests of our NEOs with the long-term goals of the Company. While the "say on pay" vote is not binding on the Board or the Company, we will continue to review our executive compensation program in the future and will consider the views of our stockholders, as well as other developments, during such review. In particular, the Board and Compensation Committee will consider the outcome of the advisory, non-binding vote to approve our executive compensation to occur at the Annual Meeting when making future compensation decisions for the NEOs.

Based on the advisory vote of our stockholders at the 2022 Annual Meeting of Stockholders, the Board determined that the Company will hold stockholder advisory votes on executive compensation once every three years. Following the Annual Meeting, the next stockholder advisory vote on executive compensation will be held at the Annual Meeting of Stockholders in 2028.

Summary Compensation Table

The following table summarizes the compensation earned by our NEOs for the fiscal years presented.

Name and Principal Position	Year	Salary ($)	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[4]	Total ($)
Fred J. (Jule) Smith, III	2024	707,308	959,665	964,775	735,000	74,438	3,441,186
President and Chief Executive Officer	2023	605,769	370,281	793,024	615,000	62,318	2,446,392
	2022	571,396	250,000	1,179,480	287,500	74,251	2,362,627
Gregory A. Hoffman [1]	2024	438,462	163,195	418,425	337,500	38,566	1,396,148
Senior Vice President and Chief Financial Officer	2023	364,231	53,556	264,784	300,000	36,993	1,019,564
John L. Harper	2024	492,615	191,344	433,125	371,250	39,047	1,527,381
Senior Vice President	2023	478,000	60,769	433,932	254,625	34,833	1,262,159
	2022	453,597	50,000	638,976	171,375	57,359	1,371,307
Robert P. Flowers	2024	485,635	228,764	428,750	367,500	35,700	1,546,349
Senior Vice President	2023	459,000	105,869	416,028	348,750	34,372	1,364,019
	2022	437,365	20,000	616,756	82,688	57,103	1,213,912
M. Brett Armstrong	2024	480,769	167,365	428,750	367,500	35,555	1,479,939
Senior Vice President	2023	438,462	103,113	402,600	337,500	49,518	1,331,193
	2022	396,846	—	558,846	150,000	55,063	1,160,755

[1] Mr. Hoffman was not an NEO prior to fiscal 2023.

[2] For fiscal 2024, the amounts presented include (a) cash bonuses paid during the fiscal year for fiscal 2024 performance in the following amounts: for Mr. Smith, $550,000, and for Mr. Flowers, $40,000, (b) cash bonuses paid subsequent to fiscal year-end for fiscal 2024 performance in the following amounts: for Mr. Smith, $65,000, for Mr. Hoffman, $62,500, for Mr. Harper, $8,750, for Mr. Flowers, $12,500, and for Mr. Armstrong, $7,500, and (c) bonuses paid in the form of immediately vested Class A common stock subsequent to fiscal year-end for fiscal 2024 performance having the following grant date fair market values: for Mr. Smith, $344,665, for Mr. Hoffman, $100,695, for Mr. Harper, $182,594, for Mr. Flowers, $176,264, and for Mr. Armstrong, $159,865.

(3) These amounts reflect the aggregate grant date fair value of equity-based awards made during the applicable fiscal year, calculated in accordance with Accounting Standards Codification Topic 718 ("ASC 718"), assuming no forfeitures. A discussion of the assumptions used in the calculation of the amounts is included in Note 14, "Share-Based Compensation" in the audited consolidated financial statements included in our 2024 Annual Report. The amount for each respective year presented includes the value of LTIP-A awards with time-based vesting criteria granted during the applicable fiscal year. In addition, the amounts shown include the fair value at the grant date of the LTIP-B awards made during the respective fiscal years for the ensuing three-year performance periods, based on the probable outcome of the performance conditions. The grant date fair values of the respective LTIP-B awards made during each of the fiscal years presented assuming achievement of the highest level of performance conditions (and application of the maximum possible TSR modifier) are as follows: (a) for Mr. Smith, $800,910 in fiscal 2022, $921,816 in fiscal 2023 and $1,109,369 in fiscal 2024, (b) for Mr. Hoffman, $234,014 in fiscal 2022, $271,723 in fiscal 2023 and $382,156 in fiscal 2024, (c) for Mr. Harper, $424,325 in fiscal 2022, $484,646 in fiscal 2023 and $466,988 in fiscal 2024, (d) for Mr. Flowers, $409,499 in fiscal 2022, $464,621 in fiscal 2023 and $462,131 in fiscal 2024, and (e) for Mr. Armstrong, $371,385 in fiscal 2022, $449,635 in fiscal 2023 and $462,131 in fiscal 2024. For more information regarding the long term equity incentive compensation awarded to our NEOs during fiscal 2024, see the discussion under the heading "Long-Term Equity Incentive Compensation". The amounts shown for fiscal 2022 include the fair value at the grant date of LTIP-B awards for the three-year performance period ending September 30, 2024, based on the probable outcome of the performance conditions. For information regarding the actual payout of the LTIP-B awards granted in 2022 for the three-year performance period ended September 30, 2024, see the discussion under the heading "Long-Term Equity Incentive Compensation – 2022 LTIP-B Awards that Vested in 2024."

(4) For fiscal 2024, the amounts in this column include Company-paid health insurance premiums and 401(k) plan matching contributions made by the Company. In addition, these amounts include the following items described in the column entitled "Other" in the table below: (a) for each NEO other than Mr. Smith, the value of his personal use of a Company-owned vehicle, and for Mr. Smith, a vehicle allowance in the amount of $25,974, (b) for each NEO other than Mr. Flowers, Company-paid premiums for long-term disability insurance; (c) for each NEO, Company-paid group term life insurance premiums; and (d) for Mr. Harper, Company-paid premiums for accidental death and dismemberment insurance. The value to each applicable NEO of his personal use of a Company-owned automobile is based on the incremental cost to the Company of such use, which the Company has calculated as the expense to the Company associated with the NEO's use of such automobile during the applicable period.

Name	Health Insurance ($)	401(k) Match ($)	Other ($)	Total ($)
Smith	18,673	28,134	27,631	74,438
Hoffman	19,731	16,093	2,742	38,566
Harper	19,538	15,370	4,139	39,047
Flowers	18,322	13,800	3,578	35,700
Armstrong	20,365	12,662	2,528	35,555

Grants of Plan-Based Awards

The following table provides information concerning plan-based awards made to our NEOs during fiscal 2024.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [4]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($) [7]
		Threshold ($) [2]	Target ($)	Maximum ($) [3]	Threshold (#) [5]	Target (#)	Maximum (#) [6]	(#)	
Smith	12/13/2023 [8]	—	—	—	—	—	—	7,352	321,650
	12/13/2023 [9]	—	—	—	—	—	—	2,635	115,281
	12/13/2023	—	—	—	11,025	14,700	22,050	—	643,125
		367,500	735,000	808,500	—	—	—	—	—
Hoffman	12/13/2023 [8]	—	—	—	—	—	—	4,500	196,875
	12/13/2023 [9]	—	—	—	—	—	—	767	33,556
	12/13/2023	—	—	—	3,798	5,064	7,596		221,550
		168,750	337,500	371,250	—	—	—	—	—
Harper	12/13/2023 [8]	—	—	—	—	—	—	3,712	162,400
	12/13/2023 [9]	—	—	—	—	—	—	1,389	60,769
	12/13/2023	—	—	—	4,641	6,188	9,282	—	270,725
		185,625	371,250	408,375	—	—	—	—	—
Flowers	12/13/2023 [8]	—	—	—	—	—	—	3,676	160,825
	12/13/2023 [9]	—	—	—	—	—	—	1,342	58,713
	12/13/2023	—	—	—	4,593	6,124	9,186	—	267,925
		183,750	367,500	404,250	—	—	—	—	—
Armstrong	12/13/2023 [8]	—	—	—	—	—	—	3,676	160,825
	12/13/2023 [9]	—	—	—	—	—	—	1,214	53,113
	12/13/2023	—	—	—	4,593	6,124	9,186	—	267,925
		183,750	367,500	404,250	—	—	—	—	—

[1] For fiscal 2024, one-half of each NEO's annual cash incentive payment was determined by comparing the Company's consolidated Adjusted EBITDA to its target consolidated Adjusted EBITDA for the fiscal year. In order for the NEOs to earn any amount under this metric, the Company's Adjusted EBITDA must have been at least 80% of target Adjusted EBITDA, with such performance level resulting in a payout of 50% of the target amount of the portion of the cash incentive tied to Adjusted EBITDA. The maximum amount that could be earned by the NEOs based on Adjusted EBITDA was 120% of the target amount of the portion of the cash incentive tied to Adjusted EBITDA, which would be paid only if Adjusted EBITDA met or exceeded 115% of target Adjusted EBITDA. The remainder of each NEO's annual cash incentive payment was determined based on the level of achievement of one or more individual or Company goals, with respect to which the degree of achievement was assessed by the Compensation Committee.

[2] The amounts in this column represent the total amounts payable to each NEO assuming the achievement of the minimum performance level required to receive a payment with respect to the Adjusted EBITDA metric and each NEO's individual or additional Company performance goals. For a discussion of the actual cash incentive awards paid to our NEOs for service during fiscal 2024, see the discussion under the heading "Annual Cash Incentives."

[3] The amounts in this column represent the total amounts payable to each NEO assuming that Adjusted EBITDA met or exceeded 115% of the target amount and that the performance criteria for each individual goal were satisfied. For a discussion of the actual cash incentive awards paid to our NEOs for service during fiscal 2024, see the discussion under the heading "Annual Cash Incentives."

⁽⁴⁾ During fiscal 2024, each NEO received an LTIP-B award covering the three-year performance period ending September 30, 2026. Each LTIP-B award provides for a target number of PSUs that are eligible to vest, with 50% of the target PSUs eligible to vest based on the achievement of the Company's compound aggregate revenue growth rate as compared to the revenue growth rate target over the applicable performance period and 50% of the target PSUs eligible to vest based on the achievement of the Company's average Adjusted EBITDA margin as compared to the average Adjusted EBITDA margin target over the applicable performance period. Following a determination of the preliminary vested PSUs, the final number of PSUs eligible to vest will be increased or decreased by up to 15% based on a comparison of the Company's TSR over the performance period to that of the Russell 2000 over the same period (provided that the Company's TSR must be positive in order for any upward adjustment to be made).

⁽⁵⁾ Each LTIP-B award agreement provides that (i) in order for the grantee to earn any amount under the revenue growth rate metric, the Company's compound annual revenue growth rate over the performance period must be at least 89% of the target, with such performance level resulting in a payout of 75% of the portion of the award tied to this metric and (ii) in order for the grantee to earn any amount under the Adjusted EBITDA margin metric, the Company's average Adjusted EBITDA margin over the performance period must be at least 95.2% of the target, with such performance level resulting in a payout of 75% of the portion of the award tied to this metric. The amounts in this column represent the total number of vested PSUs assuming the achievement of the minimum performance level required for the vesting of any PSUs under both the revenue growth rate metric and Adjusted EBITDA margin metric, without giving any effect to the TSR modifier as described in note 4.

⁽⁶⁾ Each LTIP-B award agreement provides that (i) up to 150% of the target number of PSUs under the revenue growth metric will be eligible to vest if the Company's actual compound annual revenue growth rate over the performance period meets or exceeds 112% of the target rate and (ii) up to 150% of the target number of PSUs under the Adjusted EBITDA margin metric will be eligible to vest if the Company's average Adjusted EBITDA margin over the performance period meets or exceeds 104.8% of the target. The amounts in this column represent the total number of vested PSUs assuming the achievement of the performance level required for the maximum vesting of PSUs under both the revenue growth rate metric and Adjusted EBITDA margin metric, without giving effect to any TSR modifier as described in note 4.

⁽⁷⁾ Represents the grant date fair value of each equity award computed in accordance with ASC 718, assuming no forfeitures. A discussion of the assumptions used in the calculation of the amounts is included in Note 14, "Equity-Based Compensation" in the audited consolidated financial statements included in our 2024 Annual Report.

⁽⁸⁾ The amounts in this row represent the LTIP-A awards with time-based vesting awarded to each NEO under the Equity Incentive Plan during fiscal 2024. For each NEO other than Mr. Flowers, these amounts represent restricted shares of Class A common stock, and for Mr. Flowers, one-half of the amount presented represents restricted shares of Class A common stock, and the other half represents cash-settled RSUs. These awards vested or will vest, as applicable, in four equal annual installments, on each of September 30, 2024, 2025, 2026 and 2027.

⁽⁹⁾ The amounts in this row represent immediately vested shares of Class A common stock awarded as a bonus to each NEO under the Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding unvested stock awards held by our NEOs as of September 30, 2024. The market value of the awards reflected in the following table is based on a value of $69.80 per share, the closing market price of our Class A common stock on September 30, 2024, the last trading day of our fiscal year. For purposes of the following table, awards that vested on September 30, 2024 or with respect to the performance period ended September 30, 2024 are deemed not to be outstanding.

	Stock Awards			
Name	Number of shares or units of stock that have not vested (#) [1] [2]	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) [3]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Smith	61,674	4,304,845	22,954	1,602,189
Hoffman	20,923	1,460,425	7,315	510,587
Harper	31,437	2,194,303	10,913	761,727
Flowers	31,269	2,182,576	10,606	740,299
Armstrong	26,086	1,820,803	10,412	726,758

[1] The amounts in this column represent restricted shares of Class A common stock, and, for Mr. Flowers, cash-settled restricted stock units, with time-based vesting criteria previously granted under the Equity Incentive Plan.

[2] Unless the award is forfeited or vesting is accelerated because of a termination of employment under the circumstances described below under the heading "Potential Payments upon Termination or Change in Control," the restrictions on the restricted shares of Class A common stock or RSUs, as applicable, reported in the table above will lapse, and the awards will vest, as follows:

	Stock Awards		
Name	9/30/2025	9/30/2026	9/30/2027
Smith	55,876	3,960	1,838
Hoffman	17,793	2,005	1,125
Harper	28,326	2,183	928
Flowers	28,225	2,122	920
Armstrong	23,082	2,085	919

[3] The amounts in this column represent the number of shares issuable upon the vesting of LTIP-B awards outstanding at fiscal year-end assuming the achievement of the threshold level of performance as defined in the respective award agreements, and without giving effect to any potential modification of the number of vested PSUs based on the Company's TSR over the performance period.

Option Exercises and Stock Vested

The following table provides information regarding the amounts recognized by our NEOs upon the vesting of stock awards during fiscal 2024. Our NEOs do not hold any stock options.

Name	Number of Shares Acquired on Vesting (#) [1]	Value Realized on Vesting ($) [2]
Smith	72,606	5,318,062
Hoffman	22,164	1,641,608
Harper	35,982	2,682,995
Flowers	35,153	2,619,127
Armstrong	29,781	2,228,763

[1] Represents shares of Class A common stock acquired upon (a) the vesting of time-based restricted stock awards, (b) the issuance of immediately vested shares as a stock bonus award, and (c) the vesting of PSU awards covering the three-year performance period ended September 30, 2024.

[2] The value realized on vesting is based on the closing market price of our Class A common stock on the applicable vesting date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides certain information regarding options and rights outstanding under our equity compensation plans as of September 30, 2024.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted-Average Exercise Price of Outstanding Options and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders:			
Construction Partners, Inc. 2018 Equity Incentive Plan	902,452	—	1,312,016 [1]
Construction Partners, Inc. 2024 Restricted Stock Plan	—	—	2,000,000 [2]
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total [3]	902,452	—	3,299,618

[1] Represents shares of Class A common stock available for issuance.

[2] Represents shares of Class B common stock available for issuance.

[3] Includes unvested shares of restricted Class A common stock, RSUs and PSUs. The amount reported in "Weighted-average exercise price of outstanding options, warrants and rights" does not take into account shares of restricted Class A common stock, RSUs and PSUs because they have no exercise price.

Potential Payments Upon Termination or Change in Control

Employment Agreements

Our Employment Agreements provide for certain severance payments and benefits if the employment of the applicable NEO is terminated under certain circumstances. The following discussion describes these payments and benefits and the circumstances under which they may be required.

Termination for cause, without good reason, or due to death or disability. If, during the term of the Employment Agreement, the NEO's employment is terminated by the Company for "cause," by the NEO without "good reason," or due to death or "disability" (as such terms are defined in the Employment Agreement), then the Company will pay to the NEO or his estate, in a lump sum cash payment, the sum of: (i) earned salary through the date of termination, less withholding for taxes and other similar items, to the extent not previously paid, (ii) any unreimbursed travel and other business expenses incurred on or before the date of termination, and (iii) any vested amounts under employee benefit plans sponsored or maintained by the Company in accordance with the terms and conditions governing such plans (collectively, the "Accrued Amounts"). Any outstanding equity awards will be treated in accordance with the terms of the applicable award or plan.

Termination without cause or for good reason. If, during the term, the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason" (as such terms are defined in the Employment Agreement), then the Company will pay, in a lump sum cash payment, the Accrued Amounts, plus (i) severance in an amount equal to the product obtained by multiplying (A) 1.5 times (B) the average (mean) of the combined base salary and cash bonus received during each of the two (2) completed fiscal years preceding the date of termination, payable in monthly installments over an 18-month period, and subject to ongoing compliance with certain restrictive covenants, (ii) health insurance premiums for 18 months, and (iii) up to $10,000 in reimbursement for outplacement services. Any outstanding equity awards will be treated in accordance with the terms of the applicable award or plan.

Limitation of Benefits. The payments or benefits to be received in connection with a termination of employment are subject to potential reduction to the extent necessary to limit the imposition of taxes under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

Equity-Based Awards

Our Equity Incentive Plan provides that all unvested shares held by a participant will be forfeited upon the termination of such participant's employment with the Company except to the extent otherwise provided in an equity award agreement or employment agreement. As of September 30, 2024, the outstanding equity awards held by our NEOs consisted exclusively of restricted shares of Class A stock and cash-settled RSUs with time-based vesting criteria and LTIP-B awards. In general, our award agreements do not provide for acceleration in vesting upon a termination of employment for any reason, subject to certain exceptions not applicable to our NEOs during fiscal 2024. In addition, under our Equity Incentive Plan, the Compensation Committee may, in its discretion, provide for an acceleration of vesting of any equity-based award at any time, including upon a change in control, as defined in the Equity Incentive Plan.

Potential Payments Upon Termination or Change in Control Table

The following table sets forth an example of the potential amount to which the NEOs could be entitled upon termination of employment without cause or for good reason pursuant to the Employment Agreements, assuming that such termination event occurred on September 30, 2024. With respect to accelerated equity awards, the amounts in the table assume that the Compensation Committee elected to accelerate or pay out the value of all then-unvested shares held by the respective NEOs as of the termination date. The table does not include any amounts or arrangements that do not discriminate in scope, terms or operation in favor of executive officers of the Company and that are available generally to all salaried employees, such as the Accrued Amounts.

Officer	Cash Severance Payment [1] ($)	Insurance Benefits [2] ($)	Outplacement Benefits ($)	Accelerated Equity Awards [3] ($)	Total ($)
Smith	2,024,960	8,051	10,000	6,441,074	8,484,085
Hoffman	861,453	29,597	10,000	2,141,185	3,042,235
Harper	1,101,275	29,307	10,000	3,209,893	4,350,475
Flowers	1,090,254	27,483	10,000	3,121,526	4,249,263
Armstrong	1,069,171	30,548	10,000	2,789,766	3,899,485

(1) The value of the cash severance payment is equal to 1.5 times the average (mean) of the combined base salary and cash bonus received by the applicable NEO during each of the two (2) completed fiscal years preceding the date of termination.

(2) The value of the insurance benefits is estimated by reference to the average monthly premium paid by the Company during the 12-month period immediately preceding the assumed termination date.

(3) The value of the accelerated equity awards is based on $69.80 per share, the closing price of our Class A common stock on September 30, 2024, and assumes that the Compensation Committee elects to accelerate all outstanding restricted stock and cash-settled RSUs with time-based vesting and all outstanding LTIP-B awards at their target payout levels.

Director Compensation

Our Corporate Governance Guidelines provide that the form and amount of director compensation are determined by the Compensation Committee in accordance with the policies and principles set forth in its charter and then recommended to the Board for approval. In determining the form and amount of director compensation, the Compensation Committee considers the responsibilities of the directors and the fees and other forms of compensation being paid by other companies comparable to us. Our Corporate Governance Guidelines also specify that a significant portion of director compensation should be paid in the form of shares of our common stock. The Compensation Committee believes that paying retainers in the form of restricted stock helps to align the interests of our directors with those of our stockholders by further incentivizing the Board to direct the affairs of the Company in a manner that will enhance the value of our common stock.

In November 2021, the Compensation Committee recommended, and our Board approved, the payment of retainers to our non-employee directors for the 2022, 2023 and 2024 fiscal years in the form of a one-time grant of restricted shares of our Class A common stock with a multi-year vesting period. As such, our non-employee directors received the following awards: 42,500 shares for Mr. Fleming and 17,000 shares for each of Messrs. Jennings, Matteson, McKay and Shaffer and Ms. Skelly. Two-thirds of the restricted shares of Class A common stock vested on January 1, 2024, and one-third of the restricted shares of Class A common stock vested on January 1, 2025.

The following table summarizes the compensation paid to our directors during fiscal 2024.

Name	Other Compensation	Total
Ned N. Fleming, III	—	—
Craig Jennings	—	—
Mark R. Matteson	—	—
Michael H. McKay	—	—
Charles E. Owens	$392,960 (2)	$392,960
Stefan L. Shaffer	—	—
Noreen E. Skelly	—	—
Fred J. Smith, III (1)	—	—

(1) Fred J. Smith, III, our President and Chief Executive Officer, was not compensated for his service on the Board during fiscal 2024. The compensation received by Mr. Smith for his service as the Company's President and Chief Executive Officer is set forth above under the heading "Executive Officer and Director Compensation — Summary Compensation Table."

(2) During fiscal 2024, Mr. Owens served both as Vice Chairman of the Board and as an employee of the Company. The Board believes that Mr. Owens' extensive experience with the Company and our industry knowledge provides valuable insight to the Board. The amount shown in the table above reflects the base salary and benefits that Mr. Owens receives as compensation for his service as an employee of the Company. Specifically, the "Other Compensation" reported for Mr. Owens includes $364,000 in base salary and $28,960 in benefits, including $15,178 in employer-paid premiums for health insurance, $11,300 in 401(k) plan matching contributions and $2,482 in other benefits. Mr. Owens was not separately compensated for his service on the Board during fiscal 2024.

Following fiscal year end, the Compensation Committee granted a Transaction Bonus Award related to the Lone Star Acquisition to Mr. Fleming consisting of 10,000 restricted shares of Class A common stock and 11,000 restricted shares of Class B common stock.

In addition to the amounts in the table above, the Company reimbursed expenses incurred by our directors in their conduct of the Board's business. No additional grants or payments were made to directors during fiscal 2024 for service on the Board. Other than the shares of restricted stock granted in November 2021 described above, there were no outstanding equity-based awards held by our non-employee directors or Mr. Owens as of September 30, 2024. For a discussion of outstanding equity awards held by Mr. Smith as of September 30, 2024, see the "Outstanding Equity Awards at Fiscal Year End" table above.

Compensation Policies and Practices Related to Risk Management

General

Our compensation program is balanced, focused and gives considerable weight to the long-term performance of the Company. Under this structure, the highest amount of compensation can only be achieved through consistent superior performance over sustained periods of time. Goals and objectives reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure. Likewise, the elements of compensation are balanced among current cash payments and long-term equity-based incentive awards. The Compensation Committee retains the discretion to adjust compensation for quality of performance and adherence to the Company's values.

Based on the foregoing features of our compensation program and the following summary of some of the other key policies and considerations underlying our program, the Compensation Committee has concluded that risks arising from compensation policies and practices for employees of the company and its affiliates are not reasonably likely to have a material adverse effect on the Company as a whole.

Incentive Compensation Recoupment Policy

Our Incentive Compensation Recoupment Policy (the "Recoupment Policy") provides that, in the event that the Company is required to prepare an accounting restatement of its financial statements, we will require forfeiture or reimbursement from current and former executive officers, including our NEOs, of any excess incentive compensation received by them during the three completed fiscal years immediately preceding the date on which we are required to prepare an accounting restatement. The Recoupment Policy covers incentive compensation (cash and equity) and applies irrespective of whether an executive officer engaged in fraud or other misconduct.

Cash and equity awards that are granted, earned or vested wholly or in part upon the attainment of a financial reporting measure are subject to recoupment based on a restatement of our financial statements. We may recoup incentive compensation by (i) requiring reimbursement of cash incentive compensation previously paid, (ii) seeking recovery of any gain realized on vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by us to the current or former executive officer, (iv) canceling outstanding vested or unvested equity awards and/or (v) taking any other remedial or recovery action permitted by law. There is no time limit on our ability to recover amounts under the Recoupment Policy other than limits imposed by law, and recoupment is available to us regardless of whether the executive officer is still employed by us when recoupment is required. Our Compensation Committee, designated by the Board as the administrator of the Recoupment Policy, is responsible for determining whether recoupment is required under the Recoupment Policy and for making all other determinations for the administration of the Recoupment Policy.

Insider Trading Policies

We have adopted insider trading policies and procedures applicable to our directors, officers and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. Our insider trading policies prohibit our employees and related persons and entities from trading the Company's securities and other companies' securities while in possession of material, nonpublic information. Our policies also prohibit our employees from disclosing material, nonpublic information about the Company, or another publicly traded company, to others who may trade on the basis of that information. While the Company is not subject to the insider trading policy, the Company does not trade in its securities when it is in possession of material nonpublic information other than pursuant to previously adopted Rule 10b5-1 trading plans.

Equity Award Timing Policies

We have adopted a policy regarding our equity grant award practices that applies to all issuances of equity awards by the Company. Pursuant to this policy, the Company does not (a) backdate equity award grants, (b) time the public release of material information or (c) purposely accelerate or delay equity award grants with the intent of allowing an award recipient to benefit from a more favorable stock price.

Accounting and Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year payable to certain executive officers, subject to certain grandfathering rules for compensation arrangements in effect prior to January 1, 2018 and not materially modified thereafter. The Compensation Committee believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive officers and other key employees that are important to the Company's success. Accordingly, the Compensation Committee has authorized and will continue to authorize compensation payments that are limited, in full or in part, as to tax deductibility. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. If accounting standards change, the Company may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Employee, Officer and Director Hedging

The Company has adopted a policy applicable to the Company's directors and officers and any other persons that the Company may from time to time designate that prohibits such persons from trading in "puts" and "calls" (publicly traded options to sell or buy the Company's stock) and other derivative securities or engaging in "short sales" of the Company's securities. The trading restrictions in the policy do not apply to (i) transactions under Company benefit plans or (ii) trades pursuant to an approved prearranged trading plan, provided that the covered person entered into such a plan during an open trading window and the plan otherwise meets the conditions and requirements for such plans under Company policy and applicable law. In addition, specific exceptions to the policy may be made when (i) the person requesting approval does not possess material non-public information, (ii) personal circumstances warrant the exception and (iii) the exception would not otherwise contravene the law or the purposes of the policy. Except for that certain prepaid variable share forward contract, dated May 29, 2024, by and between NNFIII, a limited liability company controlled by Mr. Fleming, and an unaffiliated third-party buyer, as of September 30, 2024, no financial instruments (including prepaid variable forward contracts, equity swaps, collars, puts, calls and exchange funds) had been granted by the Company to any employee or director of the Company as part of the compensation of such employee or director or were held, directly or indirectly, by any such employee or director.

Chief Executive Officer Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(u) of Regulation S-K (the "pay ratio rule"), we are providing the following information about the relationship of the median of the total annual compensation of our employees and the total annual compensation of our Chief Executive Officer. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with the pay ratio rule.

The pay ratio rule permits a company to identify its median employee once every three years, unless there has been a change in its employee population or employee compensation arrangements that the company reasonably believes would result in a significant change in its pay ratio disclosure. We determined our median employee by preparing a list of all employees (excluding our Chief Executive Officer) as of September 30, 2024, along with the gross income reportable on IRS form W-2 paid to such employees during the fiscal year ended September 30, 2024. Reportable gross income for fiscal 2024 was annualized for those full-time employees who were not employed for the full fiscal year. After identifying the median employee, we calculated that employee's annual total compensation using the same methodology we use for our NEOs as set forth in the Summary Compensation Table above.

Using the foregoing methodology, the annual compensation for fiscal 2024 for our Chief Executive Officer was $3,441,186 and for our median employee was $53,254. The resulting ratio of our Chief Executive Officer's pay to that of our median employee for the fiscal year ended September 30, 2024 was 64.6 to 1.

Pay Versus Performance Disclosure

Year	Summary Compensation Table Total for Current PEO[1]	Summary Compensation Table Total for Former PEO[1]	Compensation Actually Paid to Current PEO[1][2]	Compensation Actually Paid to Former PEO[1][2]	Average Summary Compensation Table Total for Non-PEO NEOs[1][2]	Average Compensation Actually Paid to Non-PEO NEOs[1][2]	Value of Initial Fixed $100 Investment Based On:		Net Income ($000)	Revenue ($000)
							Company TSR[3]	Peer Group TSR[3]		
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	3,441,186	N/A	8,884,745	N/A	1,487,451	3,912,879	$576.86	$330.17	68,935	1,823,889
2023	2,446,392	N/A	4,035,070	N/A	1,081,281	1,673,877	$302.15	$226.32	49,001	1,563,548
2022	2,362,627	N/A	1,381,408	N/A	1,096,401	718,359	$216.78	$175.64	21,376	1,301,674
2021	3,939,343	492,913	4,996,295	492,913	1,889,210	2,185,221	$275.79	$162.83	20,177	910,739

[1] Fred J. Smith, III served as our principal executive officer ("PEO") for each of fiscal 2024, 2023 and 2022 and a partial year in fiscal 2021. Charles E. Owens, our Vice Chairman, served as our PEO for a partial year in fiscal 2021. For fiscal 2024, our non-PEO NEOs were Messrs. Hoffman, Harper, Flowers and Armstrong. For fiscal 2023, our non-PEO NEOs were Messrs. Hoffman, Harper, Flowers, Armstrong and R. Alan Palmer, who served as our Executive Vice President and Chief Financial Officer for a partial year in fiscal 2023. For fiscal 2022 and 2021, our non-PEO NEOs were Messrs. Palmer, Harper, Flowers and Armstrong.

[2] For each of fiscal 2024, 2023, 2022 and 2021, the values included in this column for the compensation actually paid to our Current PEO and the average compensation actually paid to our non-PEO NEOs reflected the following adjustments to the values included in column (b) and column (d), respectively, in the table above. For the former PEO, compensation actually paid in fiscal 2021 was equal to the Summary Compensation Table ("SCT") total.

Current PEO	2024	2023	2022	2021
SCT Total for Current PEO (b)	3,441,186	2,446,392	2,362,627	3,939,343
- SCT "Stock Awards" column value	-964,775	-793,024	-1,179,480	-2,844,325
+ year-end fair value of equity awards granted in the covered year that are outstanding and unvested as of the covered year-end	1,550,146	878,160	946,084	3,770,802
[+/-] year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the covered year-end	2,496,212	1,294,314	-775,879	—
[+/-] change in fair value of equity awards granted in the covered year that vested in the covered year	128,292	77,525	50,270	130,476
[+/-] year-over-year change in fair value of equity awards granted in prior years that vested in the covered year	2,233,684	131,702	-22,214	—
Compensation Actually Paid to Current PEO (c)	8,884,745	4,035,070	1,381,408	4,996,295

Average for Non-PEO NEOs (d)	2024	2023	2022	2021
SCT Total for Non-PEO NEOs (d)	1,487,451	1,081,281	1,096,401	1,889,210
- SCT "Stock Awards" column value	-427,263	-303,469	-453,645	-1,141,819
+ year-end fair value of equity awards granted in the covered year that are outstanding and unvested as of the covered year-end	669,405	332,716	362,249	1,412,072
[+/-] year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the covered year-end	1,141,429	480,729	-296,622	—
[+/-] change in fair value of equity awards granted in the covered year that vested in the covered year	67,898	32,902	21,279	25,757
[+/-] year-over-year change in fair value of equity awards granted in prior years that vested in the covered year	973,959	49,718	-11,304	—
Compensation Actually Paid to Non-PEO NEOs (e)	3,912,879	1,673,877	718,359	2,185,221

(3) For each of fiscal 2024, 2023, 2022 and 2021, TSR for the Company and the peer group was calculated as the yearly percentage change in cumulative TSR based on a deemed fixed investment of $100 at market close on September 30, 2020. The yearly percentage change in cumulative TSR was measured as the quotient of (a) the sum of (i) the cumulative amount of dividends for the period from September 30, 2020 through and including the last day of the covered fiscal year (the "Measurement Period"), assuming dividend reinvestment, plus (ii) the difference between stock price per share at the end and the beginning of the Measurement Period, divided by (b) stock price per share at the beginning of the Measurement Period. The peer group (the "Peer Group") TSR set forth in this table utilizes the Dow Jones U.S. Heavy Construction Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K and included in our 2024 Annual Report.

Pay Versus Performance Relationship Descriptions

The following graphical comparisons provide descriptions of the relationships between certain figures included in the Pay Versus Performance table for each of 2024, 2023, 2022, and 2021, including: (a) a comparison between our cumulative TSR and the total TSR of the Peer Group and (b) comparisons between (i) the compensation actually paid to the PEO and the average compensation actually paid to our non-PEO NEOs and (ii) each of Company TSR, Net Income and Revenue. For purposes of the following graphical comparisons, the Compensation Actually Paid to PEO for fiscal 2021 aggregates the compensation amounts of our current and former PEOs.

Relationship Between PEO and Average Non-PEO NEO Compensation Actually Paid, Company TSR and Peer Group TSR



Compensation Actually Paid ($ Millions)
10.0
7.5
5.0
2.5
0.0
Total Shareholder Return
600.00
400.00
200.00
0.00
2021
2022
2023
2024
Compensation Actually Paid to PEO ($ Millions)
Average Compensation Actually Paid to Non-PEO NEOs ($ Millions)
Company TSR
Peer Group TSR

45

Relationship Between PEO and Average Non-PEO NEO Compensation Actually Paid and Net Income



Relationship Between PEO and Average Non-PEO NEO Compensation Actually Paid and Revenue



The following table lists the four financial performance measures that we believe represent the most important performance measures used to link compensation actually paid to our PEO and non-PEO NEOs for 2024 to our performance:

Revenue
Revenue growth
Adjusted EBITDA[(1)]
Adjusted EBITDA margin[(1)]

[(1)] Adjusted EBITDA and Adjusted EBITDA margin are financial measures not presented in accordance with generally accepted accounting principles ("GAAP"). Adjusted EBITDA represents net income before, as applicable from time to time, (i) interest expense, net, (ii) provision (benefit) for income taxes, (iii) depreciation, depletion, accretion and amortization, (iv) equity-based compensation expense, (v) loss on the extinguishment of debt, and (vi) certain management fees and expenses (for periods commencing prior to September 30, 2023). Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenues for the applicable period.

Compensation Committee Interlocks and Insider Participation

During fiscal 2024, the members of the Compensation Committee were Messrs. Fleming, Matteson and Shaffer, none of whom was, during the fiscal year, an officer or employee of the Company and none of whom, other than Mr. Matteson, has ever served as an officer of the Company. During fiscal 2024, none of our executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Compensation Committee or on the Board.

The following is a summary of certain relationships and transactions involving members of our Compensation Committee requiring disclosure under Item 404 of Regulation S-K. Transactions involving SunTx and its affiliates may be attributed to Messrs. Fleming and Matteson as a result of their status as directors and officers of SunTx.

• We are a party to a management services agreement with SunTx Capital Management, an affiliate of SunTx. Pursuant to the agreement, SunTx Capital Management provides management services to us, including with respect to financing, business strategies and business development. For these management services, we paid SunTx Capital Management approximately $2.0 million during the fiscal year ended September 30, 2024. The management services agreement expires on October 1, 2028.

• We have entered into indemnification agreements with each of our current directors and executive officers. We anticipate that future directors and executive officers will enter into indemnification arrangements with us in substantially similar form. The indemnification agreements generally provide, among other things, that we will indemnify and hold harmless each person subject to such agreement (each, an "indemnitee") to the fullest extent permitted by applicable law from and against all expenses, losses, damages, judgments, fines and other specified costs that may result or arise in connection with such indemnitee serving in his or her capacity as a director or executive officer of the Company or serving at our direction as a director, officer, employee or agent of another entity. These agreements further provide that, upon an indemnitee's request and subject to certain conditions, we will advance expenses to the indemnitee. Pursuant to the indemnification agreements, an indemnitee is presumed to be entitled to indemnification, and we have the burden of proving otherwise. The indemnification agreements also provide that, to the extent that we maintain an insurance policy providing liability insurance for directors, officers, employees, agents or fiduciaries of the Company, indemnitees shall be covered by such policy to the maximum extent of the available coverage. The foregoing is only a brief description of the indemnification agreements, does not purport to be complete and is qualified in its entirety by reference to the Company's form of indemnification agreement, which previously has been filed with the SEC.

• N. Nelson Fleming, IV, the son of Ned N. Fleming, III, the Executive Chairman of our Board and Managing Partner of SunTx, serves as our Vice President of Strategy and Business Development. During fiscal 2024, we paid Nelson Fleming approximately $460,000 in cash compensation and approximately $42,630 in benefits and granted equity awards with an aggregate grant date fair market value of approximately $288,530 (including a performance share award contemplating a target amount of 3,656 shares), representing total compensation of approximately $791,160 paid to Mr. Fleming during fiscal 2024 in connection with his employment.

- We are a party to an access agreement with Island Pond Corporate Services, LLC ("Island Pond") regarding certain property owned by affiliates of Ned N. Fleming, III, the Executive Chairman of our Board and Managing Partner of SunTx. Pursuant to the agreement, we have a non-exclusive right to use certain land located in Baker County, Georgia for the purpose of business development. We paid Island Pond $400,000 during the fiscal year ended September 30, 2024 pursuant to the terms of the agreement.

- On December 1, 2023, the Company entered into an Exchange Agreement (the "2023 Exchange Agreement"), by and among the Company, SunTx Partners II, SunTx Partners II Dutch, AMDG and CJCT, pursuant to which the Company participated in the following transactions (collectively, the "2023 Exchanges"): (i) SunTx Partners II exchanged 132,682 shares of the Company's Class A common stock with the Company for 132,682 newly issued shares of Class B common stock; (ii) SunTx Partners II Dutch exchanged 67,318 shares of Class A common stock with the Company for 67,318 newly issued shares of Class B common stock; (iii) AMDG exchanged 100,000 shares of Class B common stock with the Company for 100,000 newly issued shares of Class A common stock; and (iv) CJCT exchanged 100,000 shares of Class B common stock with the Company for 100,000 newly issued shares of Class A common stock. The Company was a party to the 2023 Exchange Agreement for the purpose of facilitating the foregoing exchanges of shares of Class A common stock and Class B common stock among certain stockholders of the Company in our stock records. Following the completion of the 2023 Exchanges, the total number of shares of Class A common stock and total number of shares of Class B common stock outstanding were the same as immediately prior to the 2023 Exchanges.

- On May 22, 2024, the Company entered into an Exchange Agreement (the "2024 Exchange Agreement"), by and among the Company, Ned N. Fleming, III, Fred J. (Jule) Smith, III, the Fleming Family Trust, the Michael H. McKay Trust dated April 1, 2008 (the "McKay Trust"), N. Nelson Fleming, IV, SunTx Partners II, SunTx Partners II Dutch LP, and Grace, Ltd., pursuant to which the foregoing parties participated in the following transactions (collectively, the "2024 Exchanges"): (i) Ned N. Fleming, III exchanged 142,907 shares of Class A common stock with the Company for 142,907 newly issued shares of Class B common stock; (ii) Fred J. (Jule) Smith, III exchanged 28,343 shares of Class A common stock with the Company for 28,343 newly issued shares of Class B common stock; (iii) the Fleming Family Trust exchanged 4,000 shares of Class A common stock with the Company for 4,000 newly issued shares of Class B common stock; (iv) the McKay Trust exchanged 33,099 shares of Class A common stock with the Company for 33,099 newly issued shares of Class B common stock; (v) N. Nelson Fleming, IV exchanged 1,545 shares of Class A common stock with the Company for 1,545 newly issued shares of Class B common stock; (vi) SunTx Partners II exchanged 26,607 shares of Class A common stock with the Company for 26,607 newly issued shares of Class B common stock; (vii) SunTx Partners II Dutch LP exchanged 13,499 shares of Class A common stock with the Company for 13,499 newly issued shares of Class B common stock; and (viii) Grace, Ltd. exchanged 250,000 shares of Class B common stock with the Company for 250,000 newly issued shares of Class A common stock. The Company was a party to the 2024 Exchange Agreement for the purpose of facilitating the foregoing exchanges of shares of Class A common stock and Class B common stock among certain stockholders of the Company in our stock records. Following the completion of the 2024 Exchanges, the total number of shares of Class A common stock and total number of shares of Class B common stock outstanding were the same as immediately prior to the 2024 Exchanges.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's 2024 Annual Report.

Submitted by the Compensation Committee of the Board.

Ned N. Fleming, III, *Chairperson*
Mark R. Matteson
Stefan L. Shaffer

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

Our Board has adopted a written policy for the review, approval and ratification of transactions with related parties. The policy covers transactions between the Company and any of our executive officers and directors or their respective affiliates, director nominees, 5% or greater security holders or family members of any of the foregoing. Our Audit Committee reviews transactions covered by this policy to determine, among other things:

- whether the terms of the transaction are fair to the Company, have resulted from arm's length negotiations and are on terms at least as favorable as would apply if the transaction did not involve a related party;

- whether there are demonstrable business reasons for the Company to enter into the transaction;

- whether the transaction is material to the Company;

- the role the related party played in arranging the transaction;

- whether the transaction could impair the independence of a director; and

- the interests of all related parties in the transaction.

A related party transaction will only be approved or ratified by the Audit Committee if the Audit Committee determines that the transaction is beneficial to the Company and the terms of the transaction are fair to the Company.

Prior to adopting a formal related party transaction policy, our management and Board reviewed and approved related party transactions on a case-by-case basis. The terms of the related party transactions and agreements described below were determined by and among affiliated entities and, consequently, are not necessarily the result of arm's length negotiations. Although it is possible that we could have negotiated more favorable terms for such transactions with unrelated third parties, our management and Board believe that the terms of the related party transactions described below are reasonable, fair and beneficial to the Company.

Transactions with Related Parties

We have engaged in, and continue to engage in, related party transactions with certain current and former directors, members of management and beneficial holders of more than 5% of our common stock. The following summarizes certain transactions with these related parties.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. We anticipate that future directors and executive officers will enter into indemnification arrangements with us in substantially similar form. The indemnification agreements generally provide, among other things, that we will indemnify and hold harmless each indemnitee to the fullest extent permitted by applicable law from and against all expenses, losses, damages, judgments, fines and other specified costs that may result or arise in connection with such indemnitee serving in his or her capacity as a director or executive officer of the Company or serving at our direction as a director, officer, employee or agent of another entity. These agreements further provide that, upon an indemnitee's request and subject to certain conditions, we will advance expenses to the indemnitee. Pursuant to the indemnification agreements, an indemnitee is presumed to be entitled to indemnification, and we have the burden of proving otherwise. The indemnification agreements also provide that, to the extent that we maintain an insurance policy providing liability insurance for directors, officers, employees, agents or fiduciaries of the Company, indemnitees shall be covered by such policy to the maximum extent of the available coverage. The foregoing is only a brief description of the indemnification agreements, does not purport to be complete and is qualified in its entirety by reference to the Company's form of indemnification agreement, which previously has been filed with the SEC.

Other Transactions

We are a party to a management services agreement with SunTx Capital Management, an affiliate of SunTx. Pursuant to the agreement, SunTx Capital Management provides management services to us, including with respect to financing, business strategies and business development. For these management services, we paid SunTx Capital Management approximately $2.0 million during the fiscal year ended September 30, 2024. The management services agreement expires on October 1, 2028.

On December 31, 2017, we sold an indirect wholly owned subsidiary to Reid Smith, the brother of Fred J. (Jule) Smith, III, our President and Chief Executive Officer, in consideration for a note receivable in the amount of approximately $1.0 million, which approximated the net book value of the disposed entity. In connection with this transaction, we also received a separate note receivable from the disposed entity in the amount of approximately $1.0 million, representing certain accounts payable of the disposed entity that we had previously paid on its behalf. The notes do not bear interest. During fiscal 2024, the largest aggregate amount of principal outstanding was approximately $508,000, and the aggregate amount of principal paid on the notes was approximately $169,000. As of September 30, 2024, the aggregate remaining principal balance of the notes was approximately $339,000. Remaining payments are scheduled to be made in periodic installments through the 2026 fiscal year.

FSC, our North Carolina subsidiary, is a party to a master services subcontract with Austin Trucking, LLC ("Austin Trucking"), an entity owned by Jacob R. Austin, the brother-in-law of Fred J. (Jule) Smith, III, our President and Chief Executive Officer. Pursuant to the agreement, Austin Trucking performs subcontract work for FSC, including trucking services. During the fiscal year ended September 30, 2024, FSC incurred costs of approximately $7.1 million for these subcontract services. As of September 30, 2024, FSC had approximately $239,000 due to Austin Trucking reflected in accounts payable.

Prior to our acquisition of FSC in 2011, FSC advanced funds to an entity owned by Fred J. Smith, Jr., the father of Fred J. (Jule) Smith, III, our President and Chief Executive Officer, in connection with a land development project. Through March 2021, the obligations of the borrower entity to repay the advances were guaranteed by a separate entity owned by Fred J. Smith, Jr. Amounts outstanding under the advances did not bear interest and were scheduled to mature in full in March 2021. In March 2021, FSC amended and restated the terms of the repayment obligation, as a result of which Fred J. (Jule) Smith, III personally assumed the remaining balance of the obligation. No new amounts were advanced to Mr. Smith by the Company, FSC or any subsidiary or affiliate thereof in connection with the transaction. Under the amended and restated terms, Mr. Smith executed a promissory note in favor of FSC in the principal amount of approximately $774,000. The note bears simple interest at a rate of 4.0% and requires annual minimum payments of $100,000, inclusive of principal and accrued interest, with any remaining principal and accrued interest due and payable in full on December 31, 2027. The obligations of Mr. Smith under the promissory note are unsecured. During fiscal 2024, the largest aggregate amount of principal and interest outstanding under the note was approximately $632,000, and the amount of principal and interest paid on the note was $100,000. As of September 30, 2024, the aggregate remaining amount outstanding in respect of the note was approximately $548,000, inclusive of accrued interest.

We are a party to an access agreement with Island Pond Corporate Services, LLC ("Island Pond") regarding certain property owned by affiliates of Ned N. Fleming, III, the Executive Chairman of our Board and Managing Partner of SunTx. Pursuant to the agreement, we have a non-exclusive right to use certain land located in Baker County, Georgia for the purpose of business development. We paid Island Pond $400,000 during the fiscal year ended September 30, 2024 pursuant to the terms of the agreement.

Brandi Harper, the wife of John L. Harper, our Senior Vice President, served as General Counsel of WCC, our Alabama subsidiary, until her retirement in September 2023. In connection with her retirement, WCC entered into a severance agreement with Ms. Harper pursuant to which WCC paid $360,000 to Ms. Harper during the fiscal year ended September 30, 2024. WCC had no remaining payment obligations to Ms. Harper under her severance agreement as of September 30, 2024.

Brandon Owens, the son of Charles E. Owens, our Vice Chairman, has served as President of WCC since April 2024 and served as its Vice President of Operations prior to that. During fiscal 2024, WCC paid Mr. Owens approximately $458,000 in cash compensation and approximately $43,000 in benefits, and we granted equity awards with multi-year time-based vesting criteria having an aggregate grant date fair market value of approximately $70,000, representing total compensation of approximately $571,000 paid to Mr. Owens during fiscal 2024 in connection with his employment.

Joey Armstrong, the brother of M. Brett Armstrong, our Senior Vice President, Operations, serves as Business Development Manager of WCC. During fiscal 2024, WCC paid Joey Armstrong approximately $131,000 in cash compensation and approximately $19,000 in benefits, representing total compensation of approximately $150,000 paid to Mr. Armstrong during fiscal 2024 in connection with his employment.

Justin Andrews, the son of Todd K. Andrews, our Chief Accounting Officer, serves as an Estimator for CWR. During fiscal 2024, CWR paid Justin Andrews approximately $127,000 in cash compensation and approximately $25,000 in benefits, representing total compensation of approximately $152,000 paid to Mr. Andrews during fiscal 2024 in connection with his employment.

N. Nelson Fleming, IV, the son of Ned N. Fleming, III, the Executive Chairman of our Board and Managing Partner of SunTx, serves as our Vice President of Strategy and Business Development. During fiscal 2024, we paid Nelson Fleming approximately $460,000 in cash compensation and approximately $42,630 in benefits and granted equity awards with an aggregate grant date fair market value of approximately $288,530 (including a performance share award contemplating a target amount of 3,656 shares), representing total compensation of approximately $791,160 paid to Mr. Fleming during fiscal 2024 in connection with his employment.

On December 1, 2023, the Company entered into the 2023 Exchange Agreement, by and among the Company, SunTx Partners II, SunTx Partners II Dutch, AMDG and CJCT, pursuant to which the Company participated in the following transactions: (i) SunTx Partners II exchanged 132,682 shares of the Company's Class A common stock with the Company for 132,682 newly issued shares of Class B common stock; (ii) SunTx Partners II Dutch exchanged 67,318 shares of Class A common stock with the Company for 67,318 newly issued shares of Class B common stock; (iii) AMDG exchanged 100,000 shares of Class B common stock with the Company for 100,000 newly issued shares of Class A common stock; and (iv) CJCT exchanged 100,000 shares of Class B common stock with the Company for 100,000 newly issued shares of Class A common stock. The Company was a party to the 2023 Exchange Agreement for the purpose of facilitating the foregoing exchanges of shares of Class A common stock and Class B common stock among certain stockholders of the Company in our stock records. Following the completion of the 2023 Exchanges, the total number of shares of Class A common stock and total number of shares of Class B common stock outstanding were the same as immediately prior to the 2023 Exchanges.

On May 22, 2024, the Company entered into the 2024 Exchange Agreement, by and among the Company, Ned N. Fleming, III, Fred J. (Jule) Smith, III, the Fleming Family Trust, the McKay Trust, N. Nelson Fleming, IV, SunTx Partners II, SunTx Partners II Dutch LP, and Grace, Ltd., pursuant to which the foregoing parties participated in the following transactions: (i) Ned N. Fleming, III exchanged 142,907 shares of Class A common stock with the Company for 142,907 newly issued shares of Class B common stock; (ii) Fred J. (Jule) Smith, III exchanged 28,343 shares of Class A common stock with the Company for 28,343 newly issued shares of Class B common stock; (iii) the Fleming Family Trust exchanged 4,000 shares of Class A common stock with the Company for 4,000 newly issued shares of Class B common stock; (iv) the McKay Trust exchanged 33,099 shares of Class A common stock with the Company for 33,099 newly issued shares of Class B common stock; (v) N. Nelson Fleming, IV exchanged 1,545 shares of Class A common stock with the Company for 1,545 newly issued shares of Class B common stock; (vi) SunTx Partners II exchanged 26,607 shares of Class A common stock with the Company for 26,607 newly issued shares of Class B common stock; (vii) SunTx Partners II Dutch LP exchanged 13,499 shares of Class A common stock with the Company for 13,499 newly issued shares of Class B common stock; and (viii) Grace, Ltd. exchanged 250,000 shares of Class B common stock with the Company for 250,000 newly issued shares of Class A common stock. The Company was a party to the 2024 Exchange Agreement for the purpose of facilitating the foregoing exchanges of shares of Class A common stock and Class B common stock among certain stockholders of the Company in our stock records. Following the completion of the 2024 Exchanges, the total number of shares of Class A common stock and total number of shares of Class B common stock outstanding were the same as immediately prior to the 2024 Exchanges.

The general partner of each of SunTx Partners II and SunTx Partners II Dutch is SunTx Partners II GP. The general partner of SunTx Partners II GP is SunTx Capital II Management. Ned N. Fleming, III, the Executive Chairman of the Company's Board, is the majority shareholder and sole director of SunTx Capital II Management. Mr. Matteson and Mr. Jennings, each a member of the Board, are shareholders of SunTx Capital II Management. Mr. Matteson is the general partner of AMDG. Mr. Jennings is the general partner of CJCT.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is currently composed of three directors, all of whom satisfy the heightened independence requirements specified in Rule 10A-3 under the Exchange Act and the listing standards of Nasdaq. All members of the Audit Committee are financially literate, as that qualification has been interpreted by the Company's Board in its business judgment, and two members of the Audit Committee qualify as "audit committee financial experts," as that term is defined by the SEC. The Audit Committee operates under a written charter.

The Audit Committee hereby submits the following report:

- The Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements.

- The Audit Committee has discussed with the Company's independent registered public accountant, RSM, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

- The Audit Committee has received and reviewed the written disclosures and the letter from RSM required by applicable rules of the PCAOB regarding RSM's communications with the Audit Committee concerning independence, and has discussed with RSM their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our 2024 Annual Report. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed with the SEC" or subject to the liabilities of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it be reference into such filing.

Audit Committee:

Noreen E. Skelly, *Chairperson*
Michael H. McKay
Stefan L. Shaffer

PROPOSAL 1
ELECTION OF CLASS I DIRECTORS

General

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the following individuals for election as Class I directors of the Company to serve for a three-year term expiring at the 2028 Annual Meeting of Stockholders:

Ned N. Fleming, III	Charles E. Owens	Fred J. (Jule) Smith, III

Unless a stockholder instructs otherwise, shares represented by properly submitted proxies will be voted "**FOR**" the election of the director nominees listed above. The Board anticipates that the nominees listed above will be able to serve, but if any nominee should be unable or unwilling to serve, proxies will be voted for a substitute selected by the Board.

Vote Required; Board Recommendation

The election of directors will be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Under a plurality voting standard, the directors who are elected to serve on our Board will be the three nominees receiving the highest number of votes cast in the election.

The Board unanimously recommends that the stockholders vote "FOR" each of the nominees named above.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Audit Committee has appointed RSM as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2025. Stockholder ratification of the appointment is not required under Delaware law, but the Board has decided to ascertain the position of the Company's stockholders on the appointment. The Audit Committee and the Board believe that the continued retention of RSM as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders. If the appointment of RSM is not ratified, the Audit Committee may reconsider its appointment of RSM.

General

RSM audited our financial statements as of and for the fiscal year ended September 30, 2024 and has served as our independent registered public accounting firm since 2017. It is expected that a representative of RSM will be present at the Annual Meeting to respond to appropriate questions and will be given the opportunity to make a statement if he or she so desires.

Audit Committee Pre-Approval Policy

Our Board has a policy for the pre-approval of audit and non-audit services performed by the independent registered public accounting firm, pursuant to which the Audit Committee generally is required to pre-approve the audit and permissible non-audit services performed by the independent registered public accounting firm in order to ensure that the provision of such services does not impair the accountant's independence. The Audit Committee considers non-audit fees and services when assessing the accountant's independence. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval and is within any preestablished fee limits, the service will require specific pre-approval by the Audit Committee. Any amounts invoiced for services rendered that materially exceed pre-approved cost levels will require specific approval by the Audit Committee prior to the payment of such invoice. On an annual basis, the Audit Committee may pre-approve specific services that are expected to be provided to the Company by the independent registered public accounting firm during the following twelve months. The most recent pre-approval occurred in November 2024. The Audit Committee may delegate pre-approval authority to one or more of its members, who in turn must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to RSM

The following table presents fees for professional services rendered by RSM for the audit of the Company's annual financial statements for the fiscal years ended September 30, 2024 and 2023, and fees billed for other services rendered by RSM during those periods, inclusive of out-of-pocket expenses.

	2024	2023
Audit Fees	$ 2,433,215	$ 2,214,256
Audit-Related Fees	—	—
Tax Fees	33,017	118,100
All Other Fees	—	—
	$ 2,466,232	$ 2,332,356

Audit Fees. This category includes fees and expenses for professional services related to the audit of the Company's financial statements and review of financial statements included in the Company's Quarterly Reports on Form 10-Q, as well as services that are normally provided by RSM in connection with statutory and regulatory filings. Specifically, the amounts in the table above represent fees and expenses related to (i) the audit of the Company's annual financial statements for the fiscal years ended September 30, 2024 and 2023, including testing of our internal controls related to the requirement under Section 404 of the Sarbanes-Oxley Act for RSM to opine on our internal controls, (ii) review of the Company's interim financial statements and related disclosures included in periodic reports filed with the SEC, (iii) work performed in connection with the Company's registration statements on Form S-8 filed during fiscal years 2024 and 2023, and (iv) audit services related to subsidiary-level financial data of our operating companies for submission to, and for purposes of qualifying our operating companies to perform work with, various state Departments of Transportation. In each case, these services were approved by the Audit Committee pursuant to the pre-approval policy described above.

Audit-Related Fees. This category includes fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not included in Audit Fees. There were no such fees for the 2024 or 2023 fiscal years.

Tax Fees. This category includes fees billed for professional services related to tax compliance, tax advice and tax planning. For both the 2024 and 2023 fiscal years, the amounts in the table above relate to the preparation of federal and state corporate income tax returns, tax consultation with respect to acquisitions and other corporate tax matters. In each case, these services were approved by the Audit Committee pursuant to the pre-approval policy described above.

All Other Fees. This category includes fees billed to the Company for products and services provided by RSM that do not fall into one of the other three categories above. There were no such fees during the 2024 or 2023 fiscal years.

Vote Required; Board Recommendation

The ratification of the appointment of RSM as the Company's independent registered public accounting firm requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

The Board unanimously recommends that the stockholders vote "FOR" Proposal 2.

PROPOSAL 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

General

We are required by the Dodd-Frank Act and Section 14A of the Exchange Act to offer our stockholders an opportunity to cast an advisory vote to approve the compensation of our NEOs, as disclosed in this proxy statement (commonly referred to as a "say-on-pay" vote). Based on the advisory vote of our stockholders at the Annual Meeting of Stockholders in 2022, the Board determined that the Company will hold stockholder advisory votes on executive compensation once every three years. Accordingly, following the Annual Meeting, the next stockholder advisory vote on executive compensation is scheduled to occur at the Annual Meeting of Stockholders in 2028.

Although the vote is non-binding, we value continuing and constructive feedback from our stockholders on executive compensation and other important matters. The Board and the Compensation Committee will consider the voting results when making future compensation decisions.

As described under the heading "Compensation Discussion and Analysis" in this Proxy Statement, the primary objective of our executive compensation program is to retain and motivate our core team of highly qualified executives, including our NEOs, and align their compensation with our business objectives and with the interests of our stockholders.

The Board encourages our stockholders to read the disclosures set forth in the "Compensation Discussion and Analysis" section of this Proxy Statement to review the correlation between compensation and performance, as well as compensation actions taken in fiscal 2024. The Board believes that our executive compensation program effectively aligns executive pay with our performance and results in the attraction and retention of talented executives who are critical to our success.

Accordingly, the Board recommends that our stockholders vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED on an advisory basis."

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the compensation philosophy, policies and practices described in this Proxy Statement.

As an advisory vote, this proposal is not binding on us and should not be construed as overruling any decision of the Board or the Compensation Committee. However, our Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by our stockholders in their vote on this proposal. If there are a significant number of negative votes, we will seek to understand the concerns that influenced the vote and intend to address them in making future compensation decisions.

Vote Required; Board Recommendation

The approval of the compensation of our NEOs on an advisory, non-binding basis requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

The Board unanimously recommends that the stockholders vote "FOR" Proposal 3.

OTHER MATTERS

As of the date of this Proxy Statement, the Board does not know of any business that will be presented for consideration at the Annual Meeting other than as specified herein and in the Notice, but if other matters are presented, it is the intention of the persons designated as proxies to vote in accordance with applicable law and their judgment on such matters.

DEADLINE FOR STOCKHOLDER PROPOSALS

In order for a proposal by a stockholder of the Company to be eligible to be included in the proxy statement and form of proxy for the 2026 Annual Meeting of Stockholders pursuant to the proposal process prescribed by Rule 14a-8, the proposal must be received by the Secretary of the Company at Construction Partners, Inc., 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303, on or before September 26, 2025. However, pursuant to Rule 14a-8, if the 2026 Annual Meeting of Stockholders is held on a date that is before February 18, 2026 or after April 19, 2026, then a stockholder proposal submitted for inclusion in the proxy statement for the 2026 Annual Meeting of Stockholders must be received by us a reasonable time before we begin to print and mail our proxy statement for the 2026 Annual Meeting of Stockholders.

If a stockholder is (i) submitting a proposal outside the proposal process mandated by Rule 14a-8 to be presented at the 2026 Annual Meeting of Stockholders or (ii) nominating an individual for election as a director at the 2026 Annual Meeting of Stockholders, in each case pursuant to the advance notice provisions of the Company's Amended and Restated By-Laws, the proposal or nomination must be received by the Secretary of the Company at 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303 not earlier than November 20, 2025 or later than December 20, 2025, together with the necessary supporting documentation required under that by-law provision; provided, however, that if and only if the 2026 Annual Meeting of Stockholders is not scheduled to be held between February 18, 2026 and May 19, 2026, then such stockholder's proposal or nomination must be received by the Secretary of the Company at 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303 not earlier than the 120th day before the date of the 2026 Annual Meeting of Stockholders and not later than the later of (i) the 90th day before the date of the 2026 Annual Meeting of Stockholders or (ii) the 10th day following the day on which public announcement of the date of the 2026 Annual Meeting of Stockholders is first made by the Company.

ANNUAL REPORT ON FORM 10-K

You may receive a copy of our 2024 Annual Report without charge by sending a written request to Construction Partners, Inc., 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303, Attention: Secretary.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______.

Commission file number: 001-38479

CONSTRUCTION PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**26-0758017** (I.R.S. Employer Identification Number)

290 Healthwest Drive, Suite 2
Dothan, Alabama 36303
(Address of Principal Executive Offices) (ZIP Code)

(334) 673-9763
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, par value $0.001	ROAD	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of March 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $2,409,649,231.

As of November 20, 2024, the registrant had 46,963,255 shares of Class A common stock, par value $0.001, and 8,914,045 shares of Class B common stock, par value $0.001, outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the registrant's fiscal year ended September 30, 2024 in connection with the registrant's 2025 annual meeting of stockholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements 1

PART I

Item 1.	Business	3
Item1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	24
Item 1C.	Cybersecurity	24
Item 2.	Properties	25
Item 3.	Legal Proceedings	25
Item 4.	Mine Safety Disclosures	25

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
Item 6.	Reserved	27
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	39
Item 8.	Financial Statements and Supplementary Data	41
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	87
Item 9A.	Controls and Procedures	87
Item 9B.	Other Information	87
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	87

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	88
Item 11.	Executive Compensation	88
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	88
Item 13.	Certain Relationships and Related Transactions, and Director Independence	88
Item 14.	Principal Accountant Fees and Services	88

PART IV

Item 15.	Exhibits, Financial Statements Schedules	89

SIGNATURES

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "potential," "target," "intend," "could," "might," "should," "believe," "outlook" and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management's belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described below under the heading "Risk Factors." We believe that the expectations reflected in the forward-looking statements contained in this report are reasonable, but no assurance can be given that these expectations will prove to be correct. Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

- declines in public infrastructure construction and reductions in government funding, including the funding by transportation authorities and other state and local agencies;

- risks related to our operating strategy;

- competition for projects in our local markets;

- risks associated with our capital-intensive business;

- government inquiries, requirements and initiatives, including those related to funding for public infrastructure construction, land use, environmental, health and safety matters, and government contracting requirements and other laws and regulations;

- unfavorable economic conditions and restrictive financing markets;

- our ability to successfully identify, manage and integrate acquisitions;

- our ability to obtain sufficient bonding capacity to undertake certain projects;

- our ability to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us;

- the cancellation of a significant number of contracts or our disqualification from bidding for new contracts;

- risks related to adverse weather conditions;

- climate change and related laws and regulations;

- our substantial indebtedness and the restrictions imposed on us by the terms thereof;

- our ability to manage our supply chain in a manner that ensures that we are able to obtain adequate raw materials, equipment and essential supplies;

- our ability to retain key personnel and maintain satisfactory labor relations, and to manage or mitigate any labor shortages, turnover and labor cost increases;

- the impact of inflation on costs of labor, raw materials and other items that are critical to our business, including fuel, concrete and steel;

- unfavorable developments affecting the banking and financial services industry;

- property damage and other claims and insurance coverage issues;

- the outcome of litigation or disputes, including employment-related, workers' compensation and breach of contract claims;

- risks related to our information technology systems and infrastructure, including cybersecurity incidents;

- our ability to maintain effective internal control over financial reporting; and

- other events outside of our control.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described under the heading "Risk Factors." All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise, except as required by law.

Item 1. Business

Overview

We are a civil infrastructure company that specializes in the construction and maintenance of roadways across Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas. Through our wholly owned subsidiaries, we provide a variety of products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports, and commercial and residential developments. Consistent with our vertical integration strategy, our primary operations consist of (i) manufacturing and distributing hot mix asphalt ("HMA") for both internal use and sales to third parties in connection with construction projects, (ii) paving activities, including the construction of roadway base layers and application of asphalt pavement, (iii) site development, including the installation of utility and drainage systems, (iv) mining aggregates, such as sand, gravel and construction stone, that are used as raw materials in the production of HMA and for sales to third parties, and (v) distributing liquid asphalt cement for both internal use and sales to third parties in connection with HMA production.

Construction Partners, Inc. was formed as a Delaware corporation in 2007 as a holding company to facilitate an acquisition growth strategy in the HMA paving and construction industry.

As used in this report, the terms "Company," "we," "our" and "us" refer to Construction Partners, Inc. and its subsidiaries, except when the context requires that those terms mean only the parent company or a particular subsidiary.

Recent Developments

- *ROAD-Map 2027.* In October 2023, we publicly announced "ROAD-Map 2027," a comprehensive business plan setting forth our strategic initiatives, growth priorities, and business outlook through fiscal year 2027. ROAD-Map 2027 contemplates several revenue and growth goals, including, among others, revenues exceeding $3 billion by the end of fiscal year 2027.

- *2024 Fiscal Year Acquisitions.* During the 2024 fiscal year, we completed eight acquisitions across four states, adding to or expanding our operations in Alabama, Georgia, North Carolina and South Carolina. As a result of these acquisitions, we added 11 asphalt plants and a diverse fleet of equipment and vehicles, as well as skilled construction professionals. The total transaction consideration for these acquisitions was approximately $231.7 million. For further discussion regarding these transactions, see Note 4 - Business Acquisitions to the consolidated financial statements included elsewhere in this report.

- *Lone Star Paving Acquisition.* On November 1, 2024, we acquired all of the outstanding membership units of Asphalt, Inc., LLC (doing business as Lone Star Paving) ("Lone Star Paving" and such acquisition, the "Lone Star Acquisition"), a vertically integrated asphalt manufacturing and paving company headquartered in Austin, Texas, with 10 HMA plants, four aggregate facilities, and one liquid asphalt terminal supporting its operations. The aggregate consideration delivered at the closing of the Lone Star Acquisition consisted of (i) $654.2 million in cash (as adjusted pursuant to the Unit Purchase Agreement, dated as of October 20, 2024, by and among the Company, Lone Star Paving, the selling unit holders party thereto, and John J. Wheeler, in his capacity as the selling unit holders' representative thereunder) and (ii) 3.0 million shares of Class A common stock. In addition, we agreed to (A) pay cash to the selling unit holders in an amount equal to the working capital remaining in Lone Star Paving at closing, as finally determined (subject to adjustments and offsets to satisfy certain indemnification obligations and any purchase price overpayments), to be paid out in quarterly installments over four quarters following the closing, and (B) purchase from the selling unit holders for $30.0 million in cash an entity that owns certain real property following receipt of specified operational entitlements by such entity. The cash paid at closing was funded from the proceeds of the Term Loan B (as defined herein). For more information about the Lone Star Acquisition, see Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

- *Term Loan B Credit Agreement.* On November 1, 2024, we entered into a Term Loan Credit Agreement with Bank of America, N.A., as administrative agent, BofA Securities, Inc., PNC Capital Markets LLC, Regions Capital Markets, a division of Regions Bank, and TD Securities (USA) LLC, each as joint lead arranger and joint bookrunner, and certain other lenders party thereto (the "Term Loan B Credit Agreement"). The Term Loan B Credit Agreement provides for a senior secured first lien term loan facility in the aggregate principal amount of $850.0 million, which amount was fully drawn on November 1, 2024 (the "Term Loan B"). A portion of the proceeds of the Term Loan B was used to finance the cash portion of the consideration for the Lone Star Acquisition, including the repayment of certain outstanding indebtedness of Lone Star Paving and its subsidiaries at closing. The remaining loan proceeds were or will be used (i) to repay the Company's outstanding borrowings under the revolving credit facility provided by the Term Loan A / Revolver Credit Agreement (as defined below), (ii) to pay fees and expenses incurred in connection with the foregoing debt financing transactions and Lone Star Acquisition and (iii) for working capital and other corporate purposes as permitted by the Term Loan B Credit Agreement. For more information about the Term Loan B Credit Agreement, see Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

- *Credit Agreement Amendments.* In May 2024, we and certain of our wholly owned subsidiaries entered into a Third Amendment to our Third Amended and Restated Credit Agreement with PNC Bank, National Association, as administrative agent, and certain other lenders party from time to time thereto (as amended from time to time, the "Term Loan A / Revolver Credit Agreement") to, among other things, (i) increase the aggregate commitments under the revolving credit facility from $325.0 million to $400.0 million, (ii) reallocate $125.0 million of borrowings previously outstanding under the revolving credit facility to our term loan, (iii) add three new banks to our lender syndicate, (iv) provide for an additional incremental credit facility of up to $200.0 million and (v) update certain affirmative and negative covenants thereunder. Additionally, on October 30, 2024, we entered into a Fourth Amendment to the Term Loan A / Revolver Credit Agreement to, among other things, permit (i) the Lone Star Acquisition, (ii) entry into the Term Loan B Credit Agreement, and (iii) certain liens to be granted to secure the indebtedness incurred under the Term Loan B Credit Agreement on a *pari passu* basis with the liens securing the Company's obligations under the Term Loan A / Revolver Credit Agreement. For further discussion regarding the Term Loan A / Revolver Credit Agreement and the foregoing amendments, see Note 11 - Debt and Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

- *Stock Repurchase Program.* In April 2024, our board of directors authorized a stock repurchase program under which up to $40 million is available to purchase shares of our outstanding Class A common stock through September 30, 2025. We utilize the stock repurchase program to minimize the dilutive impact of awards granted under our equity incentive plans and to repurchase shares opportunistically. Shares of our Class A common stock may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 plans. The stock repurchase program does not obligate us to repurchase any shares of Class A common stock, and the stock repurchase program may be modified, suspended, extended or terminated at any time by our board of directors. The actual timing, number and value of shares of Class A common stock repurchased are determined by a committee of the board of directors at its discretion and depend on a number of factors, including the market price of our Class A common stock, capital allocation alternatives, general market and economic conditions and other corporate considerations. During fiscal 2024, we repurchased a total of 173,741 shares of Class A common stock for an aggregate purchase price of $10.0 million.

We operate in the large and growing highway and road construction industry and specifically within the asphalt paving materials and services segment. Asphalt paving mix is the most common roadway material used today due to its cost effectiveness, durability and reusability, and minimized traffic disruption during paving, as compared to concrete. Recent growth in our industry has been driven by federal, state and local Department of Transportation ("DOT") budgets, which annually earmark amounts for transportation and infrastructure spending. In November 2021, the federal Infrastructure Investment and Jobs Act (the "IIJA") was signed into law. The IIJA provides for $548 billion in new infrastructure spending over five years through a reauthorization of traditional surface transportation programs and additional funding for highways, bridges and airports, among other things. In addition, certain states within our markets have recently approved legislation that supports funding for construction of local road, bridge and transit projects. The non-discretionary nature of highway and road construction services and materials supports stable and consistent industry funding. The Inflation Reduction Act of 2022 (the "Inflation Reduction Act") provides funding for numerous projects and initiatives relevant to the surface transportation industry, including grants for safety and environmental improvements, incentives for the use of construction materials and products with lower levels of embodied greenhouse gas emissions, and streamlined environmental review processes for proposed projects.

Projects and Customers

We provide construction products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports, and commercial and residential sites throughout the Sunbelt in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas. We provide a wide range of large sitework construction, including site development, paving, and utility and drainage systems construction, and supply the HMA required for the projects. Our projects consist of both new construction and maintenance services. Publicly funded projects and third-party sales accounted for approximately 63%, and privately funded projects and third-party sales accounted for approximately 37%, of our fiscal 2024 revenues. Our public customers include federal agencies, state DOTs and local municipalities. Our private clients include commercial and residential developers and businesses.

Our largest customers are state DOTs. For the fiscal year ended September 30, 2024, the Florida DOT accounted for 13.6% of our revenues, and projects performed for all DOTs accounted for 40.7% of our revenues. Other than the Florida DOT, no other customer accounted for more than 10% of our revenues for the fiscal year ended September 30, 2024. Our 25 largest projects accounted for 15.7% of our revenues for the fiscal year ended September 30, 2024.

Types of Contracts

Our public customer contracts are primarily fixed unit price contracts. Pricing on a fixed unit price contract is typically based on approved quantities. Our private customer contracts are primarily fixed total price contracts, also known as lump sum contracts, which require that the total amount of work be performed for a single price. We also occasionally enter into design-build contracts, which generally are performed under fixed total price contracts. For the majority of our contracts, we receive our final payment when

4

contracts are near completion or fully completed. For some contracts, we are required to furnish a warranty on our construction. These warranties, when required, are usually one year in length, but can extend up to three years according to the owners' specifications. Historically, warranty claims have not been material to our business.

Contract Management

We identify potential contracts through a variety of sources, including: (i) subscriber services that consolidate and alert us to contracts open for bidding; (ii) posted solicitations by federal, state and local governmental entities through agency websites, disclosure of long-term infrastructure plans or advertising and other general solicitations; (iii) our business development efforts; and (iv) communications with other participants in our industry. We consider several factors that can create variability in contract performance and our financial results compared to our bid assumptions and methodologies on a contract. As a result, after determining the potential contracts that are available, we decide which contracts to pursue based on a non-exclusive list of factors, which include relevant skills required by the contract, the contract size and duration, availability of our personnel and equipment, size and makeup of our current contract backlog, our competitive advantages and disadvantages, our prior experience, the contracting agency or customer, the source of contract funding, the geographic location, the likely competition, the construction risks, the gross margin opportunities, the penalties or incentives and the type of contract.

To ensure the completeness and accuracy of our original bid analysis, the bid preparation for potential projects typically involves three phases.

- *Phase One*: We review the plans and specifications of the project so that we can identify (i) the various types of work involved and related estimated materials, (ii) the contract duration and schedule, and (iii) any unique aspects or significant risk factors of the project.

- *Phase Two*: We estimate the cost and availability of labor, materials and equipment, subcontractors and the project team required to complete the contract in accordance with the plans, specifications and construction schedule. Substantially all of our estimates are made on a per-unit basis for each bid item, with the typical contract containing 50 to 200 bid items.

- *Phase Three*: Management conducts a detailed review of the estimate. This review includes an analysis of assumptions regarding (i) cost, approach, means and methods of completing the project, (ii) staffing and productivity and (iii) risk. After concluding this detailed review of the cost estimate, management determines the appropriate profit margin to calculate the total bid amount. This profit margin varies according to management's perception of the degree of difficulty of the contract, the existing competitive climate and the size and makeup of our contract backlog. Throughout this process, we work closely with our project managers so that all issues concerning a contract, including any risks, can be better understood and addressed as appropriate.

To ensure that subcontracting costs used in submitting bids for construction contracts do not change, we obtain firm quotations from our subcontractors before submitting a bid. Also, to mitigate the risk of material price changes, we obtain "not to exceed" quotations from our suppliers, which, for projects of longer duration, usually contain price escalator provisions. These quotations typically include quantity guarantees that are tied to our prime contract. We have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.

After a contract has been awarded and during the construction phase, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the project schedule. We review our estimates of total forecasted revenue, cost and expected profit for each contract monthly.

During the normal course of some projects, we or our customer may initiate modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications or design, method or manner of performance, facilities, materials, site conditions and period for completion of the work. Generally, the scope and price of these modifications are documented in a "change order" to the original contract and reviewed, approved and paid for in accordance with the normal change order provisions of the contract. Occasionally, we are asked to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for an extended period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates. Historically, we have been successful at managing the impacts caused by change orders, and change orders have not had a material adverse effect on our business.

Most of our contracts with governmental agencies provide for termination at the convenience of the customer, with requirements to pay us for work performed through the date of termination. The termination of a government contract for the convenience of the customer is an extremely rare occurrence. Many of our contracts contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met. Historically, we have not been materially adversely affected by liquidated damages provisions.

We act as prime contractor on most of our construction projects. As prime contractor, we are responsible for the performance of the entire contract, including subcontract work. To manage the risk of non-performance by our subcontractors, we typically require the subcontractor to furnish a bond or other type of security to guarantee its performance and/or we retain payments in accordance with contract terms until their performance is complete. Disadvantaged business enterprise regulations require us to use our good faith efforts to subcontract a specified portion of contract work done for governmental agencies to certain types of disadvantaged contractors or suppliers.

Contract Backlog

At September 30, 2024, our contract backlog was $2.0 billion, compared to $1.6 billion at September 30, 2023. Contract backlog is a financial measure that generally reflects the dollar value of work that the Company expects to perform in the future. Although contract backlog is not a term recognized under generally accepted accounting principles in the United States ("GAAP"), it is a common measure used in our industry. We generally include a construction project in our contract backlog at the time it is awarded and to the extent we believe funding is probable. Our backlog generally consists of uncompleted work on contracts in progress and contracts for which we have executed a contract but have not commenced the work. For uncompleted work on contracts in progress, we include (i) executed change orders, (ii) pending change orders for which we expect to receive confirmation in the ordinary course of business and (iii) claims that we have made against our customers for which we have determined we have a legal basis under existing contractual arrangements and as to which we consider collection to be probable. Backlog of uncompleted work on contracts under which work was either in progress or had not yet begun was $1.5 billion and $1.3 billion at September 30, 2024 and 2023, respectively.

Our backlog also includes low bid/no contract projects, which consist of (i) public bid projects for which we were the low bidder and no contract has been executed and (ii) private work projects for which we have been notified that we are the low bidder or have been given a notice to proceed, but no contract has been executed. Low bid/no contract backlog was $0.5 billion and $0.3 billion at September 30, 2024 and 2023, respectively. At September 30, 2024, we expected approximately 76% of our contract backlog to be completed during the next 12 months.

Certain customer contracts contain options that are exercisable at the discretion of our customer to award additional work to us, without requiring us to go through an additional competitive bidding process. In addition, some customer contracts also contain task orders that are signed under master contracts pursuant to which we perform work only when the customer awards specific task orders to us. Awarded contracts that include unexercised contract options and unissued task orders are included in contract backlog to the extent that the exercise of such options or the issuance of such task orders is probable.

Substantially all of the contracts in our contract backlog, as well as unexercised contract options and unissued task orders, may be canceled or modified at the election of the customer. Historically, we have not experienced material amounts of contract cancellations or modifications. Many projects are added to our contract backlog and completed within the same fiscal year and therefore may not be reflected in our beginning or year-end contract backlog. Contract backlog does not include external sales of HMA, aggregates, and liquid asphalt cement.

Insurance and Bonding

We maintain general and excess liability, property, workers' compensation and medical insurance, all in amounts consistent with industry practice.

In the ordinary course of our business, we are required to provide various types of surety bonds that provide an additional measure of security to the customer for our performance under certain public and private sector contracts. Our ability to obtain surety bonds depends on our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our contract backlog that we have bonded and their underwriting standards. The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation.

Competition

We compete against multiple competitors in many of the markets in which we operate. Competition is constrained in our industry because participants are limited by the distance that materials can be efficiently transported, resulting in a fragmented market with thousands of participants nationwide, many of which are local or regional operators. Our competitors typically range from small, family-owned companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials, products and paving and related services. Factors influencing our competitiveness include price, estimating abilities, knowledge of local markets and conditions, project management, financial strength, reputation for quality, aggregate materials availability and machinery and equipment. We believe that we are well-positioned to compete effectively in the markets in which we operate.

Seasonality

The activity of our business fluctuates due to seasonality because our business is primarily conducted outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended snowy, rainy or cold weather and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and the demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during our third and fourth fiscal quarters typically result in higher activity and revenues during those quarters. Our first and second fiscal quarters typically have lower levels of activity due to adverse weather conditions. Our third fiscal quarter varies greatly with spring rains and wide temperature variations. A cool, wet spring increases drying time on projects, which can delay revenue, while a warm, dry spring may facilitate earlier project commencement dates.

Sources and Availability of Raw Materials

We purchase raw materials, including, but not limited to, diesel fuel, liquid asphalt, other petroleum-based resources, sand and rock from numerous sources. With few exceptions, we do not enter into long-term agreements to purchase raw materials. We receive quotes from suppliers, most with a "not to exceed" price for the quoted product over the life of a project. In the HMA production process, components of a mix include virgin aggregates, such as sand and rock, liquid asphalt, and reclaimed asphalt pavement ("RAP"). We are able to internally supply RAP, a byproduct of asphalt resurfacing projects, to all of our HMA plants, and virgin aggregates in some of our market areas. The majority of our HMA plants sit in or near suppliers' aggregates facilities, thereby reducing the hauling cost of material to our plant. The price and availability of raw materials may vary from year to year due to market conditions and production capacities. We do not expect a lack of availability of any raw materials over the next 12 months.

Government and Environmental Regulations

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the environmental, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations impose numerous obligations and limitations on our operations, including:

- zoning and other requirements to obtain a permit or other approval before conducting regulated activities;

- restrictions on the types, quantities and concentration of materials that can be released into the environment;

- limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas;

- obligations to restore or reclaim former mining areas;

- requirements to comply with specific health and safety criteria addressing worker protection; and

- the imposition of substantial liabilities for pollution resulting from our operations.

Such federal laws include, but are not limited to, (i) the Federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, the Pollution Prevention Act and the Comprehensive Environmental Response, Compensation and Liability Act, governing solid and hazardous waste management, (ii) the Clean Air Act, the Clean Water Act and the Safe Drinking Water Act, protecting air and water resources, and (iii) the Emergency Planning and Community Right-to-Know Act and Toxic Substances Control Act, governing the management of hazardous materials, (iv) the federal Mine Safety and Health Act of 1977, requiring certain disclosures of mining-related health and safety violations, orders, citations, assessments, legal actions, and mining-related fatalities, and (v) the Occupational Safety and Health Act, governing working conditions for workers, in addition to analogous state laws. Numerous governmental authorities, such as the Environmental Protection Agency and corresponding state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, compensatory damages, injunctive relief, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of "fault" is required) as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been disposed, stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or at which we have disposed of materials, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that complied with applicable laws at the time those actions were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the construction industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations. To the extent that laws are enacted or other governmental action is taken that restricts our operations or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected. New laws, regulations and changing interpretations by regulatory authorities may increase our future expenditures to comply with environmental requirements.

We regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations. We believe that our operations and facilities, whether owned or leased, are in substantial compliance with applicable environmental laws and regulations and that any existing non-compliance is not likely to have a material adverse effect on our operations or financial condition.

Industrial operations, including equipment maintenance and storage, asphalt manufacturing and processing, underground storage tank usage and other storage and use of hazardous materials and petroleum products, are conducted at our facilities, and in some cases, have been conducted at our facilities for more than 50 years. While we have conducted our operations in substantial compliance with applicable environmental laws, we have, from time to time, identified contamination associated with these activities at certain of our facilities. We have incurred costs in connection with the investigation and remediation of hazardous substances and petroleum products identified at several facilities, and investigation and remediation activities are ongoing at others. We may also become subject to similar liabilities in connection with prior and future acquisitions. We do not believe that liabilities associated with known or potential contamination at any of our facilities will have a material adverse effect on our operations or financial condition.

Employees and Human Capital Resources

As of September 30, 2024, we employed 1,325 salaried employees and 3,595 hourly employees. The total number of hourly personnel at a given time is subject to the volume of projects in progress and fluctuates on a seasonal basis. During fiscal year 2024, the number of hourly employees ranged from 3,044 to 3,595 employees and averaged 3,256 employees. As of November 20, 2024, after giving effect to the Lone Star Acquisition, we employed 1,484 salaried employees and 4,218 hourly employees. We are not subject to any collective bargaining agreements with respect to any of our employees. We believe that we have strong relationships with our employees.

Our business depends on a readily available supply of management, supervisory and field personnel. Attracting, training and retaining key personnel has been and will remain critical to our success. Through the use of our management information systems, on-the-job training, and educational seminars, employees are trained to understand the importance of project execution. We place additional focus on training related to estimating, project management and project cost control. Our crews typically specialize in a specific phase of construction, such as grading or paving, with each crew member assigned to a specific task in order to maximize daily production. A core tenet of our organizational philosophy is to promote from within and offer advancement opportunities at all levels of employment, which helps us retain talented employees. Moreover, we proactively recruit additional talent in both conventional and creative manners to fill open positions when promoting internally is not an option. Like others in our industry, we experience some recurring employee turnover; however, we have historically been able to attract sufficient numbers of personnel to support the growth of our operations. Nonetheless, we continue to face competition for experienced workers in all of our markets.

We place a great emphasis on the safety of the public, our customers and our employees. To that end, we conduct extensive safety training programs, which have allowed us to maintain a high safety level at our worksites. All newly-hired employees undergo an initial safety orientation, and for certain types of projects and processes, we conduct specific hazard training programs. Our project foremen and superintendents conduct on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments. In addition, certain operational employees are required to complete a safety course approved by the Occupational Safety and Health Administration ("OSHA") or the Mine Safety and Health Administration ("MSHA"), as applicable. Moreover, we promote a culture of safety by encouraging employees to immediately correct and report all unsafe conditions.

Website Information

We maintain a website at www.constructionpartners.net. Certain corporate governance information, filings with the Securities and Exchange Commission (the "SEC") and other information of potential interest to our stockholders are available free of charge through the "Investors" page of our website. These include, for example, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These documents are made available as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Information on, or accessible through, our website is not part of or incorporated into this Annual Report on Form 10-K. We have included the website address only as an inactive textual reference and do not intend for it to be an active link to the website. We will provide electronic or paper copies of our periodic and current reports to stockholders free of charge upon written request to: Construction Partners, Inc., Attention: Corporate Secretary, 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC.

Item 1A. Risk Factors.

An investment in our Class A common stock involves risks. You should carefully read and consider the following risks, as well as all of the other information contained in this report, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. As a result, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently consider immaterial also may adversely affect us.

Risks Related to our Business

A significant slowdown or decline in economic conditions, particularly in the southern United States, could adversely impact our results of operations.

We currently operate in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas. A significant slowdown or decline in economic conditions or uncertainty regarding the economic outlook in the United States generally, or in any of these states particularly, could reduce demand for infrastructure projects. Demand for infrastructure projects depends on overall economic conditions, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state and local government spending levels. In particular, low tax revenues, credit rating downgrades, budget deficits and financing constraints, including timing and amount of federal funding and competing governmental priorities, could negatively impact the ability of government agencies to fund existing or new public infrastructure projects. In addition, any instability in the financial and credit markets could negatively impact our customers' ability to pay us on a timely basis, or at all, for work on projects already in progress, could cause our customers to delay or cancel construction projects in our contract backlog and could create difficulties for customers to obtain adequate financing to fund new construction projects, including through the issuance of municipal bonds.

Our business depends on federal, state and local government spending for public infrastructure construction, and reductions in government funding could adversely affect our results of operations.

During the fiscal year ended September 30, 2024, we generated approximately 63% of our construction contract revenues from publicly funded construction projects and the sale of construction materials to public customers at the federal, state and local levels. As a result, if publicly funded construction decreases due to reduced federal, state or local funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected.

Federal highway bills provide spending authorizations that represent the maximum amounts available for federally funded construction projects. Each year, Congress passes an appropriation act establishing the amount that can be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the federal Highway Trust Fund. Once Congress passes the annual appropriation, the federal government distributes funds to each state based on formulas or other procedures. States generally must spend these funds on the specific programs outlined in the federal legislation. In recent years, the Highway Trust Fund has faced insolvency as outlays have outpaced revenues, and annual shortfalls have been addressed primarily by short-term measures. In November 2021, the IIJA was signed into law, which provided additional funding for highways, bridges and airports over a five-year period. In addition, the Inflation Reduction Act passed in August 2022 has provided funding for a variety of infrastructure-related programs. Although these laws provide for funding at historically high levels, the timing, nature and scale of the projects for which these funds under these programs or otherwise will be used remains uncertain given variations in the appropriation processes at the federal and state levels. As a result, we cannot be assured of the existence, timing or amount of future federal highway funding. Federal highway funding is also subject to uncertainties associated with congressional spending as a whole, including the potential impacts of budget deficits, government shutdowns and federal sequestration. Any reduction in federal highway funding, particularly in the amounts allocated to states in which we operate, could have a material adverse effect on our results of operations.

Each state funds its infrastructure spending from specially allocated amounts collected from various state taxes, typically fuel taxes and vehicle fees, as well as from voter-approved bond programs. Shortages in state tax revenues can reduce the amount spent or delay expenditures on state infrastructure projects. Many states have experienced state-level funding pressures caused by lower tax revenues and an inability to finance approved projects. Any reduction in state infrastructure funding in the states in which we operate could have a material adverse effect on our results of operations.

We derive a significant portion of our revenues from state DOTs. The loss of our ability to competitively bid for certain projects or successfully contract with state DOTs could have a material adverse effect on our business.

Our largest customers are state DOTs. During the fiscal year ended September 30, 2024, the Florida DOT accounted for 13.6% of our revenues, and projects performed for all state DOTs accounted for 40.7% of our revenues. Subsequent to the fiscal year ended September 30, 2024, we completed the Lone Star Acquisition. The customers of Lone Star Paving include the Texas Department of Transportation ("TxDOT"), local municipalities, heavy civil contractors, and commercial and residential developers. As result of the Lone Star Acquisition, we anticipate that TxDOT will be among our top five customers (based on revenues) in the fiscal year ending September 30, 2025. We believe that we will continue to rely on state DOTs for a substantial portion of our revenues for the foreseeable future. The loss or reduction of our ability to competitively bid for certain projects or successfully contract with state DOTs could have a material adverse effect on our financial condition, results of operation and liquidity. See Note 2 - Significant Accounting Policies, Concentration of Risks, to the consolidated financial statements included elsewhere in this report for information relating to concentrations of revenues by type of customer and for a description of our largest customers.

Government contracts generally are subject to a variety of regulations, requirements and statutes, the violation or alleged violation of which could have a material adverse effect on our business.

Our contracts with governmental agencies are generally subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. We may be subject to claims for civil or criminal fraud for actual or alleged violations of these governmental regulations, requirements or statutes. In addition, we may also be subject to *qui tam* litigation brought by private individuals on behalf of the government under the federal False Claims Act, which could include claims for treble damages. Further, if we fail to comply with any of these regulations, requirements or statutes, or if we have a substantial number of workplace safety violations, our existing government contracts could be terminated, and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Even if we have not violated these regulations, requirements or statutes, allegations of violations or defending *qui tam* litigation could harm our reputation and require us to incur material costs to defend any such allegations or lawsuits. Any one or more of these events could have a material adverse effect on our financial condition, results of operations, cash flow and liquidity.

The cancellation of a significant number of contracts, our disqualification from bidding on new contracts and the unpredictable timing of new project opportunities could have a material adverse effect on our business.

Government contracts typically can be canceled at any time, with us receiving payment only for the work completed. The cancellation of an unfinished contract could result in lost revenues and cause our equipment to be idled for a significant period of time until other comparable work becomes available. In addition, we could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by those entities. For example, various laws, including those governing wages, benefits, overtime, working conditions, equal employment opportunity, affirmative action and drug testing, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving violations of those laws. In addition, federal and state laws provide for discretionary suspension and/or debarment in certain circumstances, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the grounds for debarment. Finally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

If we are unable to accurately estimate the overall risks, revenues or costs on our projects, we may incur contract losses or achieve lower profits than anticipated.

Pricing on fixed unit price contracts is based on approved quantities irrespective of our actual costs, and contracts with a fixed total price require that the work be performed for an agreed-upon price irrespective of our actual costs. We generate profits on fixed unit price and fixed total price contracts only when our revenues exceed our actual costs, which requires us to accurately estimate and control our costs and avoid cost overruns. If our cost estimates are too low or if we do not perform the contract within our cost estimates, then cost overruns may cause us to incur a loss or cause the contract not to be as profitable as we expected. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

- the failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a fixed total price contract;

- delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;

- contract or project modifications or conditions creating unanticipated costs that are not covered by change orders;

- changes in the availability, proximity and costs of materials, including liquid asphalt cement, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

- to the extent not covered by contractual cost escalators, variability in, and our inability to predict, the costs of diesel fuel, liquid asphalt and cement;

- the availability and skill level of workers;

- onsite conditions that differ from those assumed in the original bid;

- the failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;

- fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or personnel;

- mechanical problems with our machinery or equipment;

- citations issued by a government authority, including OSHA or MSHA;

- difficulties in obtaining required government permits or approvals;

- changes in applicable laws and regulations;

- uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and

- public infrastructure customers seeking to impose contractual risk-shifting provisions that result in increased risks to us.

These and other factors may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations or liquidity.

Inflation and supply chain disruptions have resulted, and may continue to result, in increased costs, some of which we may not be able to recoup.

Inflation and supply chain disruptions have the potential to adversely affect our business, financial condition and results of operations, particularly if we are unable to pass through increased costs to our customers. In recent years, we experienced an upward trend in several inflation-sensitive inputs that we use to provide our products and services, including upward pressure on wages and increases in the cost of raw materials used to produce HMA and other items critical to our business, including fuel, concrete and steel. We also experienced disruptions from various participants in our supply chains, including subcontractors, materials suppliers and equipment manufacturers, who provide the raw materials, equipment, vehicles, construction supplies and other services we require in order to manufacture HMA and perform our construction projects. Although we have been able to mitigate some of the effects of inflation, supply chain disruptions and upward wage pressures on our business by increasing prices for our products and including the anticipated cost increases in the construction projects for which we bid, we may not be able to do so in the future. In addition, we are limited in our ability to pass through increased costs for projects already in our backlog, and if we are unable to do so, we may not recoup our losses or diminished profit margins. If we experience significant inflation or supply chain disruptions going forward, we may be required to implement further price adjustments to maintain our profit margin, and any price increases may have a negative effect on demand.

Because our industry is capital-intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plants and equipment needed to produce our products and provide our services are expensive. We must spend a substantial amount of capital to purchase and maintain such assets. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plants and equipment necessary to operate our business, or if the timing of payments on our receivables is delayed, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness. In addition, due to the level of fixed and semi-fixed costs associated with our business, particularly at our HMA production facilities, aggregates facilities and our mobile equipment fleets, volume decreases could have a material adverse effect on our financial condition, results of operations or liquidity.

The success of our business depends, in part, on our ability to execute on our acquisition strategy, to successfully integrate acquired businesses and to retain key employees of acquired businesses.

Since our inception, we have acquired and integrated 48 complementary businesses, which have contributed significantly to our growth. We continue to evaluate strategic acquisition opportunities that have the potential to support and strengthen our business, including acquisitions in the southern United States, as part of our ongoing growth strategy. We cannot predict the timing or size of any future acquisitions. To successfully acquire a target, we may need to raise additional equity and/or incur additional indebtedness, which could increase our leverage level. We may be unable to identify and complete acquisition transactions on favorable terms, or at all. The investigation of acquisition candidates and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments require substantial management time and attention and costs for accountants, attorneys and others. If we fail to complete any acquisition for any reason, including events beyond our control, the costs incurred up to that point for the proposed acquisition likely would not be recoverable.

Acquisitions typically require integration of the acquired company's estimation, project management, finance, information technology, risk management, purchasing and fleet management functions. We may be unable to successfully integrate an acquired business into our existing business, and an acquired business may not be as profitable as we had expected or at all. Acquisitions involve risks that the acquired business will not perform as expected and that our expectations concerning the value, strengths and weaknesses of the acquired business will prove incorrect. Our inability to successfully integrate new businesses in a timely and orderly manner could increase costs, reduce profits or generate losses and prevent us from realizing expected rates of return on an acquired business. Factors affecting the successful integration of an acquired business include, but are not limited to, the following:

- our responsibility for certain liabilities of an acquired business, whether or not known to us, which could include, among other things, tax liabilities, product and other tort liabilities, breach of contract claims, environmental liabilities, permitting and regulatory compliance issues and liabilities for employment practices;

- our ability to retain local managers and key employees who are important to the operations of an acquired business;

- the attention required by our senior management and the management of an acquired business for integration efforts, which could decrease the time that they have to service and attract customers;

- our ability to effectively utilize new equipment that we acquire;

- the implementation of our financial and management information systems, business practices and policies;

- our pursuit of multiple acquisition opportunities simultaneously; and

- unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

In addition, potential acquisition targets may be in states in which we do not currently operate. For example, on November 1, 2024, we acquired Lone Star Paving in Texas, a geographic region in which the Company has not historically operated. The Lone Star Acquisition or any future acquisition in a new geographic region could result in unforeseen operating challenges and difficulties in coordinating geographically dispersed operations, personnel and facilities and subject us to unfamiliar legal requirements.

We cannot guarantee that we will achieve synergies and cost savings in connection with recent and future acquisitions. Many of the businesses that we previously acquired, and businesses that we may acquire in the future, could have unaudited financial statements that are prepared by management and are not independently reviewed or audited, and such financial statements could be materially different if they were independently reviewed or audited. We cannot guarantee that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete future acquisitions at all. We also cannot know whether there will be attractive acquisition opportunities at reasonable prices, that financing will be available or that we can successfully integrate acquired businesses into our existing operations. In addition, our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill or other long-lived assets, particularly if economic conditions worsen unexpectedly.

We may lose business to competitors that underbid us and may be unable to compete favorably in our highly competitive industry.

Most of our project awards are determined through a competitive bidding process in which price is the determining factor. Because of the high cost of transporting HMA, our ability to win a project award is often influenced by the distance between a work site and our HMA plants. We compete against multiple competitors in many of the markets in which we operate. Some of our competitors are larger than we are and are vertically integrated. As a result, our competitors may be able to bid at lower prices than we can due to the location of their plants or as a result of their size or vertical integration advantages. Government funding for public infrastructure projects is limited, contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn in private residential and commercial construction, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

We may be unable to obtain or maintain sufficient bonding capacity, which could preclude us from bidding on certain projects.

A significant number of our contracts require performance and payment bonds. Sureties typically issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Our ability to obtain performance and payment bonds primarily depends on our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult or costly to obtain in the future. If we are unable to obtain or renew a sufficient level of bonding, or if bonding costs were to increase, we may be precluded from bidding on certain projects or successfully contracting with certain customers, which could limit the aggregate dollar amount of contracts that we are able to pursue. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

Our business is seasonal and subject to adverse weather and climate conditions, which can adversely impact our business.

Our construction operations occur outdoors in an area of the country in which weather events such as hurricanes, tornadoes and tropical storms are common and snow frequently occurs in certain markets in the winter. For example, Hurricanes Debby, Francine and Helene all made landfall in the southeastern United States during our fourth fiscal quarter of 2024 and disrupted operations in various portions of our geographic footprint through flooding, extended power outages and road closures, among other issues. These and similar seasonal changes and adverse weather conditions, such as extended snowy, rainy or cold weather, can adversely affect our business operations through a decline in the use and production of HMA, a decline in the demand for our construction services, alterations and delays in our construction schedules, extended power outages limiting the use of plants and equipment and reduced efficiencies in our contracting operations, resulting in under-utilization of crews and equipment and lower contract profitability. Climate change may lead to increased extreme weather and changes in precipitation and temperature, including natural disasters. Should the impact of climate change be significant or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected.

We depend on our information technology systems and processes, which are subject to cybersecurity and data leakage risks.

We depend on information technology systems and infrastructure that could be damaged or interrupted by a variety of factors. Any significant breach, breakdown, destruction or interruption of these systems has the potential to negatively affect our operations. We could experience a business interruption, theft of information or reputational damage as a result of a cybersecurity attack, such as the infiltration of a data center, or data leakage of confidential information either internally or through our third-party providers. Although we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, our efforts may not prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity. Similarly, our suppliers rely extensively on computer systems to process transactions and manage their businesses and, thus, are also at risk of, and may be impacted by, cybersecurity attacks. Although we have not experienced a material cybersecurity incident or business interruption event to date, an interruption in the business operations of our suppliers and other third parties with which we do business resulting from a cybersecurity attack could indirectly impact our business operations.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build contracts are used as a method of project delivery that provides the owner with a single point of responsibility for both design and construction. We generally subcontract design responsibility to architectural and engineering firms. However, in the event of a design error or omission that causes damages, there is a risk that the subcontractor and/or its errors and omissions insurance would not be able to absorb the full amount of the liability incurred. In this case, we may be responsible for the remaining liability, which could damage our reputation and adversely affect our financial position, results of operations, cash flows and liquidity.

From time to time, we enter into joint venture contracts to perform certain projects, and these arrangements expose us to certain risks and uncertainties that are outside of our control.

From time to time, we perform construction projects as part of a joint venture, under which our relationship to the other joint venture partners is governed by a written contract. Participation in these arrangements exposes us to risks and uncertainties, including the risk that our partners may fail to perform under the contracts, which could subject us to contractual liability. In addition, if our partners are not able or willing to provide their share of capital investment to fund the operations of the venture or the joint venture arrangement is terminated, there could be unanticipated costs to complete the project, or we could be liable for financial penalties or liquidated damages. In the event that we are not the controlling partner in the joint venture, we may have limited control over the decisions made with respect to the project. The occurrence of any of the foregoing could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends on our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel. In addition, we rely on engineers, project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise to perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense, and it may be difficult to attract and retain qualified individuals with the requisite expertise and within the time frame demanded by our customers. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire, train and retain qualified personnel. Also, it could be difficult to replace personnel who hold credentials that may be required to perform certain government projects and/or who have significant government contract experience.

As some of our executives and other key personnel approach retirement age, we must provide for smooth transitions, which may require that we devote time and resources to identify and integrate new personnel into vacant leadership roles and other key positions. If we are unable to attract and retain a sufficient number of skilled personnel or effectively implement appropriate succession plans, our ability to pursue projects and our strategic plan may be adversely affected, the costs of executing both our existing and future projects may increase, and our financial performance may decline.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial condition and results of operations.

Our results of operations can be adversely affected by labor shortages, turnover and labor cost increases.

Labor is a primary component of operating our business. A number of factors may adversely affect the labor force available to us or increase labor costs from time to time, including high employment levels, federal unemployment subsidies and other government regulations. Although we have not experienced material disruptions due to labor shortages to date, we have observed an overall tightening and increasingly competitive labor market. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to complete our construction projects according to the required schedule or otherwise efficiently operate our business. If we are unable to hire and retain employees capable of performing at a high level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected. In addition, we distribute our products and receive raw materials primarily by truck. Reduced availability of trucking capacity due to shortages of drivers and increased fuel costs has caused an increase in the cost of transportation for us and our suppliers. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

We depend on third parties for equipment and supplies essential to operate our business.

We rely on third parties to sell or lease real property, plants and equipment to us and to provide us with supplies, including liquid asphalt cement, aggregates and other construction materials necessary for our operations. The inability to purchase or lease the properties, plants or equipment that are necessary for our operations could severely impact our business. If we lose our supply contracts and receive insufficient supplies from third parties to meet our customers' needs, or if our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages, financial or regulatory difficulties or distribution problems, our ability to bid for or complete contracts could be impaired, in which case our business, financial condition, results of operations, liquidity and cash flows would be materially and adversely affected.

Supply chain issues, including shortages of raw materials needed for HMA production, equipment, vehicles and construction supplies, could increase our costs or cause delays in our ability to complete our projects, which could have an adverse impact on our business and our relationships with customers.

We rely on our supply chain for raw materials to manufacture HMA and for equipment, vehicles and construction supplies in order to complete our projects. A reduction or interruption in supply, including disruptions due to shortages in global freight capacity, significant increases in the price of critical components and raw materials, a failure to appropriately forecast or adjust our requirements based on our business needs, a significant natural disaster or volatility in demand for our products and services could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships. Our vendors and subcontractors also may be unable to meet our demand, significantly increase lead times for deliveries or impose significant price increases that we are unable to offset through alternate sources of supply, price increases to our customers or increased productivity in our operations. In some cases, we procure certain inputs and services from single or limited suppliers or subcontractors. In the event of supply disruptions from these suppliers or subcontractors, we may not be able to diversify our resources for such materials or services in a timely manner or may experience quality issues with alternate sources. Our growth and ability to meet customer demand depend in large part on our ability to obtain timely deliveries of raw materials, plant components, equipment and vehicles from our suppliers, and significant disruptions in their supply could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships.

We consume natural gas, electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential reliability issues, supply constraints and significant price fluctuations.

In our production and distribution processes, we consume significant amounts of natural gas, electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control, such as unavailability due to refinery turnarounds, higher prices charged for petroleum-based products and other factors. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources, and our sources of supply could be interrupted if our suppliers are unable to obtain these materials due to higher demand or other factors that interrupt their availability. Additionally, increases in the costs of fuel and other petroleum-based products utilized in our operations, particularly increases following a bid based on lower costs for such products, could result in a lower profit, or a loss, on a contract. Variability in the supply and prices of these resources could have a material adverse effect on our financial condition, results of operations and liquidity.

Our contract backlog is subject to reductions in scope and cancellations and therefore could be an unreliable indicator of our future earnings.

At September 30, 2024, our contract backlog was $2.0 billion, compared to $1.6 billion at September 30, 2023. Our contract backlog generally consists of construction projects for which we either have an executed contract or commitment with a client or have submitted the currently lowest bid. Contract backlog does not include external sales of HMA, aggregates and liquid asphalt cement. Moreover, our contract backlog reflects our expected revenues from the contract, commitment or bid, which is often subject to revision over time. We cannot guarantee that the revenues projected in our contract backlog will be realized or, if realized, will be profitable. Projects reflected in our contract backlog may be affected by project cancellations, scope adjustments, time extensions or other changes. Such changes may adversely affect the revenues and profit we ultimately realize on these projects.

Failure of our subcontractors to perform as expected could have a negative impact on our results.

We rely on third-party subcontractors to perform some of the work on many of our contracts, but we are ultimately responsible for the successful completion of their work. Although we often require bonding or other forms of guarantees from our subcontractors, we are not always able to obtain such bonds or guarantees. In situations where we are unable to obtain a bond or guarantee, we may be responsible for the failures on the part of our subcontractors to perform as anticipated. In addition, if the total costs of a project exceed our original estimates, we could experience reduced profits or a loss for that project.

The construction services industry is highly schedule-driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet the contractual schedule or satisfy the completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project and/or damage to our reputation, any of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

An inability to secure sufficient aggregates reserves could have a negative impact on our future results of operations.

Strict governmental regulations and the limited number of properties containing useful aggregates reserves have made it increasingly challenging and costly to obtain sufficient aggregates to support our business, both with respect to internal use and third-party sales. If we are unable to obtain adequate reserves to support our business, then our financial position, results of operations, cash flows and liquidity may be adversely affected.

A failure to obtain or maintain adequate insurance coverage could adversely affect our results of operations.

We maintain insurance coverage as part of our overall risk management strategy, and a majority of our contracts require us to maintain specific types and amounts of coverage. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage and increased premium costs or deductibles. If we are unable to obtain adequate insurance coverage, we would be subject to increased out-of-pocket expenses in the event of a claim and we may not be able to procure certain contracts, either of which could materially adversely affect our financial position, results of operations, cash flows or liquidity.

We may be unable to identify and contract with qualified "disadvantaged business enterprises" to perform as subcontractors, which could cause us to breach certain contracts with governmental customers.

Some of our contracts with governmental agencies contain minimum "disadvantaged business enterprise" ("DBE") participation clauses, which require us to maintain a requisite level of DBE participation. If we fail to obtain or maintain the required level of DBE participation, we could be held responsible for breach of contract. Such a breach could impair our ability to bid on future projects and could require us to pay monetary damages. To the extent that we are responsible for monetary damages, the total costs of the project could exceed our original estimates, we could experience reduced profits or a loss for that project and there could be a material adverse impact to our financial position, results of operations, cash flows or liquidity.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. We are often responsible for safety on the project sites where we work. In addition, many of our customers require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement effective safety procedures, our employees could be injured, the completion of a project could be delayed, or we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients.

Legal and Regulatory Risks

We could incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

We provide our customers with products designed to comply with building codes or other regulatory requirements, as well as any applicable contractual specifications, including, but not limited to, with respect to durability, compressive strength and weight-bearing capacity. If our products do not satisfy these requirements and specifications, material claims may arise against us, our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related matter, then resolution of such claims against us could have a material adverse effect on our financial condition, results of operations or liquidity.

We are, and may continue to be, involved in routine litigation and government inquiries in the ordinary course of business.

Due to the nature of our business, we are involved in routine litigation or subject to other disputes or claims related to our business activities, including, among other things, workers' compensation claims, employment-related disputes and issues related to liability, breach of contract or tortious conduct in connection with our performance of services and provision of materials. We are also subject to government inquiries in the ordinary course of business seeking information concerning our compliance with government construction contracting requirements and various laws and regulations, the outcome of which cannot be predicted with certainty. The outcomes of these inquiries and legal proceedings are not expected to have a material effect on our financial position or results of operations on an individual basis, although adverse outcomes in a significant number of such ordinary course inquiries and legal proceedings could, in the aggregate, have a material adverse effect on our financial condition and results of operations.

Environmental laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the release of pollutants and materials into the environment or otherwise relating to environmental protection and public health and safety. These laws and regulations impose numerous obligations applicable to our operations, including requirements to obtain a permit or other approval before conducting regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitations on activities on certain lands lying within wilderness, wetlands, and other protected areas; and assessments of substantial liabilities for pollution resulting from our operations. For example, a number of governmental bodies have finalized, proposed or are contemplating legislative and regulatory actions to reduce emissions of greenhouse gases, such as monitoring, reporting and emissions control requirements for certain large sources of greenhouse gases and greenhouse gas cap-and-trade programs. Because we emit greenhouse gases through the manufacture of HMA products and through the combustion of fossil fuels as part of our mining and road construction services, any such laws and regulations applicable to jurisdictions in which we operate could require us to incur costs to reduce greenhouse gas emissions associated with our operations.

We have in the past been, and may in the future be, required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that receive waste generated by our operations, regardless of whether such contamination resulted from our own actions or those of others and whether such actions complied with applicable laws at the time they were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties that we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes. For example, our lease agreements associated with our aggregates facilities could, if not appropriately managed, subject us to specific reclamation obligations, costs, or liabilities for any contamination or regulatory violations arising from our mining operations.

Numerous government authorities, such as the U.S. Environmental Protection Agency and analogous state agencies, have the power to enforce compliance with these laws and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Certain environmental laws impose strict liability (i.e., no showing of "fault" is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, compensatory damages, injunctive relief, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and, consequently, affecting profitability. Additionally, legal requirements are changing frequently and are subject to interpretation. New laws, regulations and changing interpretations by regulatory authorities may increase our future expenditures to comply with environmental requirements, which could adversely affect our business and results of operations.

Climate change and related laws and regulations could adversely affect us.

The potential impact of climate change on our operations and our customers remains uncertain. The primary risk that climate change poses to our business is the potential for increases in the volume, frequency and intensity of rainfall and tropical storms, which would impair our ability to perform our construction projects. Climate change could also lead to disruptions in our supply chain, thereby impairing our production capabilities, or the distribution of our products due to major storm events or prolonged adverse conditions, changing temperature levels or flooding from sea level changes, especially in our coastal markets. These changes could be severe and could negatively impact demand for our products and services. In addition, governmental initiatives to address climate change could, if adopted, restrict our operations, require us to make capital or other expenditures to comply with these initiatives, increase our costs, impact our ability to compete or negatively impact efforts to obtain permits, licenses and other approvals for existing and new facilities. Our inability to timely respond to the risks posed by climate change and the costs of compliance with climate change laws and regulations could have a material adverse impact on us.

Increasing focus by stakeholders on environmental, social and governance ("ESG") policies and practices could result in additional costs and could adversely impact our reputation, investor perception, employee retention and willingness of third parties to do business with us.

In recent years, there has been increasing focus from stakeholders, including government agencies, investors, consumers and employees, on our ESG policies and practices. Additionally, public interest and legislative pressure related to public companies' ESG practices continues to grow. If our policies and practices do not meet regulatory requirements or stakeholders' evolving expectations for responsible corporate citizenship in areas including environmental stewardship, employee health and safety practices, director and employee diversity, human capital management and corporate governance, our reputation and employee retention may be negatively impacted, and customers and suppliers may be unwilling to do business with us. In addition, we are subject to various federal and state laws in connection with our operations, and inconsistency in legislation and regulations among jurisdictions and expected additional regulations may require greater resources to monitor, report and comply with various ESG practices. Any assessment of the potential impact of future ESG-related regulations or industry standards is uncertain given the wide scope of potential regulatory change where we operate. As a result, the effects of increased focus by stakeholders on ESG matters could have short- and long-term impacts on our business and operations.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses that may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside of our control, can cause personal injury and loss of life, damage to or destruction of property, and environmental damage. We maintain insurance coverage in amounts and against risks that we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based on our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than for maintaining or expanding our operations.

Our failure to comply with immigration laws could result in significant liabilities, harm our reputation with our customers and disrupt our operations.

Although we take steps to verify the employment eligibility status of all of our employees, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties and, if any of our workers are found to be unauthorized, we could experience adverse publicity that could make it more difficult to hire and retain qualified employees. Termination of a significant number of unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration laws. If we fail to comply with these laws, our operations may be disrupted, and we may be subject to fines or, in extreme cases, criminal sanctions. In addition, many of our customer contracts specifically require compliance with immigration laws, and, in some cases, our customers' audit compliance with these laws. Further, several of our customers require that we ensure that our subcontractors comply with these laws with respect to the workers that perform services for them. A failure to comply with these laws or to ensure compliance by our subcontractors could damage our reputation and may cause our customers to cancel contracts with us or to not award future business to us. These factors could adversely affect our results of operations and financial position.

Federal, state and local employment-related laws and regulations could increase our cost of doing business and subject us to fines and lawsuits.

Our operations are subject to a variety of federal, state and local employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, the Family Medical Leave Act, overtime pay, compensable time, recordkeeping and other working conditions, Title VII of the Civil Rights Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act, the National Labor Relations Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, regulations of the Department of Labor, regulations of state attorneys general, federal and state wage and hour laws, and a variety of similar laws enacted by the federal and state governments that govern these and other employment-related matters. As our employees are located in a number of states, compliance with these evolving federal, state and local laws and regulations could substantially increase our cost of doing business. In recent years, companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, overtime wage policies, discrimination and similar matters, some of which have resulted in the payment of meaningful damages by the defendants. Similar lawsuits may be threatened or instituted against us from time to time, and we may incur damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business, financial condition or results of operations. We are currently subject to employee-related legal proceedings in the ordinary course of business. While we believe that we have adequate reserves for those losses that we believe are probable and can be reasonably estimated, the ultimate results of legal proceedings and claims cannot be predicted with certainty.

Financial Risks

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.

Our debt consists primarily of our borrowings under our (i) Term Loan A / Revolver Credit Agreement, which provides for a senior first lien term loan facility, under which $392.2 million of principal was outstanding at as of September 30, 2024 (the "Term Loan A") and a $400.0 million revolving credit facility (the "Revolving Credit Facility") and (ii) Term Loan Credit Agreement with Bank of America, N.A., as administrative agent, and certain lenders party from time to time thereto (the "Term Loan B Credit Agreement," and together with the Term Loan A / Revolver Credit Agreement, the "Credit Agreements"), which provides for a fully drawn senior secured first lien term loan facility in the aggregate principal amount of $850 million (the "Term Loan B," and together with the Term Loan A, the "Term Loans").

A significant portion of our cash flow is required to pay interest and principal on our outstanding indebtedness, and we may be unable to generate sufficient cash flow from operations, or have future borrowings available, to enable us to repay our indebtedness or to fund other liquidity needs. Among other consequences, this level of indebtedness could:

- require us to use a significant percentage of our cash flow from operations for debt service and the satisfaction of repayment obligations, and not for other purposes;

- limit our ability to borrow money or issue equity to fund our working capital, capital expenditures, acquisitions and debt service requirements;

- cause our interest expense to increase if there is a general increase in interest rates, because a portion of our indebtedness bears interest at floating rates;

- limit our flexibility in planning for or reacting to changes in our business and future business opportunities;

- cause us to be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

- make us more vulnerable to a downturn in our business or the economy; and

- limit our ability to exploit business opportunities.

Volatility in the credit markets, including due to changes in interest rates in the United States, may further increase our interest payments. We have secured overnight financing rate ("SOFR")-based floating rate borrowings under the Credit Agreements, which expose us to variability in interest payments due to changes in the reference interest rates. SOFR has a limited history as a reference rate, and changes in SOFR have, on occasion, been more volatile than changes in other benchmark or market rates. As a result, the amount of interest we may pay on our variable rate indebtedness is difficult to predict.

Although the Credit Agreements restrict our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions. This could reduce our ability to satisfy our current obligations and further exacerbate the risks to our financial condition described above.

The Credit Agreements restrict our ability to engage in some business and financial transactions.

The Credit Agreements contain a number of covenants that limit our ability to incur additional indebtedness or guarantees, create liens on assets, change our or our subsidiaries' fiscal year, enter into sale and leaseback transactions, enter into certain restrictive agreements, engage in mergers or consolidations, participate in partnerships and joint ventures, sell assets, incur additional liens, pay dividends or distributions and make other restricted payments, make investments, loans or advances, repay or amend the terms of subordinated indebtedness, make acquisitions, enter into certain operating leases, enter into certain hedge transactions, amend material contracts and engage in certain transactions with affiliates. The Term Loan A / Revolver Credit Agreement also requires us to maintain a fixed charge coverage ratio and a consolidated leverage ratio, and the Credit Agreements contain certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under the Credit Agreements will be entitled to accelerate amounts due thereunder and take other actions permitted to be taken by a secured creditor, subject to an intercreditor agreement between the administrative agent under each Credit Agreement on behalf of the lenders party to each Credit Agreement. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

We may need to raise additional capital in the future, and we may not be able to do so on favorable terms or at all, which could impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity under our Revolving Credit Facility, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part on prevailing market conditions, as well as conditions in our business and our operating results. Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon our Revolving Credit Facility may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make certain investments, take advantage of acquisitions or other opportunities or respond to competitive challenges, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We may be required to record an impairment charge if we determine that goodwill recorded in connection with prior acquisitions has become impaired, and this determination requires us to make significant judgments and assumptions about the future that are inherently subject to risks and uncertainties.

At September 30, 2024 and 2023, we had $231.7 million and $159.3 million, respectively, of goodwill recorded on our Consolidated Balance Sheets. We assess goodwill for impairment annually or more often if required. Our assessments involve a number of estimates and assumptions that are inherently subjective and require significant judgment regarding highly uncertain matters that are subject to change. The use of different assumptions or estimates could materially affect the determination as to whether or not an impairment has occurred. In addition, if future events are less favorable than what we assumed or estimated in our impairment analysis, we may be required to record an impairment charge, which could have a material impact on our consolidated financial statements.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our consolidated financial statements.

The accounting standards that we use in preparing our financial statements are often complex and require us to make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters, including with respect to revenue recognition, contracts receivable including retainage, valuation of long-lived assets and goodwill, income taxes, accrued insurance costs and share-based payments and other equity transactions. These estimates and assumptions involve matters that are inherently uncertain and require us to make subjective and complex judgments. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenues and profit. If we used different estimates and assumptions or used different methods to determine these estimates, our financial results could differ, which could have a material negative impact on our financial condition and reported results of operations. For more information about our critical accounting policies and use of estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates."

Unfavorable developments affecting the banking and financial services industry could adversely affect our business, liquidity and financial condition and overall results of operations.

Actual events, concerns or speculation about disruption or instability in the banking and financial services industry, such as liquidity constraints, the failure of individual institutions, or the inability of individual institutions or the banking and financial service industry generally to meet their contractual obligations, could significantly impair our access to capital, delay access to deposits or other financial assets, or cause actual loss of funds subject to cash management arrangements. Similarly, these events, concerns or speculation could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Additionally, our customers, critical vendors and business partners also could be adversely affected by these risks as described above, which in turn could result in their committing a breach or default under their contractual agreements with us, their insolvency or bankruptcy, or other adverse effects. Any decline in available funding or access to our cash and liquidity resources, or non-compliance of banking and financial services counterparties with their contractual commitments to us could, among other risks, have material adverse impacts on our ability to meet our operating expenses and other financial needs, could result in breaches of our financial and/or contractual obligations and could have material adverse impacts on our business, financial condition and results of operations.

General Risks

Force majeure events, such as natural disasters, pandemics and terrorist attacks, and unexpected equipment failures could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure events, such as terrorist attacks, pandemics or natural disasters, have impacted, and could continue to negatively impact, the U.S. economy and the markets in which we operate. As an example, from time to time, we face unexpected severe weather conditions, evacuation of personnel and curtailment of services, increased labor and material costs or shortages, inability to deliver materials, equipment and personnel to work sites in accordance with contract schedules and loss of productivity. We seek to include language in our contracts with private customers that grants us certain relief in connection with force majeure events, and we attempt to mitigate the potential impact arising from force majeure events in both public and private customer contracts. However, the extra costs incurred as a result of these events may not be reimbursed by our customers, and we remain obligated to perform our services after most extraordinary events, subject to any relief that may be available pursuant to a force majeure clause. Additionally, our manufacturing processes depend on critical pieces of equipment, such as our HMA plants. This equipment, on occasion, may be out of service as a result of unanticipated failures or damage. Any significant interruption in production capability may require us to make significant capital expenditures to remedy problems or damage and cause us to lose revenues due to lost production time. These force majeure events and unexpected equipment failures may affect our operations or those of our customers or suppliers and could impact our revenues, production capability and ability to complete contracts in a timely manner.

We have incurred, and expect to continue to incur, substantial costs as a result of being a public company, which may significantly affect our financial condition.

As a public company, we incur significant legal, accounting and other expenses associated with our financial reporting and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the Dodd-Frank Act of 2010 and rules implemented by the SEC. For example, as a publicly traded company, we are required to adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. These rules and regulations have made, and may continue to make, it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

If we are unable to maintain effective internal control over financial reporting, investors could lose confidence in our consolidated financial statements and our Company, which could have a material adverse effect on our stock price.

We have designed and implemented a number of internal controls and other remedial measures that we believe will provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with GAAP. A failure to maintain effective internal controls could result in a material misstatement of our consolidated financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause the trading price of our Class A common stock to decline and impact our liquidity, perceived creditworthiness and ability to complete acquisitions.

We have incurred, and expect to continue to incur, significant costs related to certain requirements of Section 404 of the Sarbanes-Oxley Act ("Section 404"). If we are unable to timely comply with such requirements, our profitability, stock price, results of operations and financial condition could be materially adversely affected.

We are required to comply with certain provisions of Section 404, which requires that we document and test our internal control over financial reporting and issue management's assessment of our internal control over financial reporting. Section 404 also requires that our independent registered public accounting firm opine on those internal controls. The out-of-pocket costs, diversion of management's attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 have been significant, and we expect to continue to incur substantial costs in connection with our compliance efforts. If we fail to comply with the requirements of Section 404, or if we or our auditors identify and report any material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Class A common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing, subject us to investigations by the SEC or other regulatory authorities and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with holders of our Class B common stock, which limits the ability of holders of our Class A common stock to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. As of November 20, 2024, our outstanding Class B common stock represented approximately 65.5% of the total voting power of our outstanding common stock. The shares of Class B common stock are owned primarily by (i) SunTx Capital Partners, a private equity firm based in Dallas, Texas ("SunTx"), and funds that it manages, (ii) SunTx principals and their respective affiliates and family members, and (iii) certain members of management and our board of directors. Because of the ten-to-one voting ratio between our Class B common stock and our Class A common stock, the holders of our Class B common stock collectively control a majority of the combined voting power of our common stock and therefore control the outcome of all matters submitted to our stockholders. This concentrated control limits or precludes the ability of holders of Class A common stock to influence corporate matters for the foreseeable future. Future transfers of shares of our Class B common stock generally result in those shares converting into shares of our Class A common stock, with limited exceptions. The conversion of shares of our Class B common stock into our Class A common stock will have the effect, over time, of increasing the relative voting power of each remaining share of Class B common stock.

Future sales, or the perception of future sales, of Class A common stock by us or our existing stockholders in the public market could cause the market price for Class A common stock to decline.

As of November 20, 2024, we had outstanding a total of 46,963,255 shares of Class A common stock and 8,914,045 shares of Class B common stock that are convertible at any time into an equal number of shares of Class A common stock. The sale of shares of Class A common stock, or the perception of future sales by us or our existing stockholders, could harm the prevailing market price of shares of Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We have in the past, and we may in the future, issue our securities in connection with offerings or acquisitions, and the number of shares issued or issuable thereafter could constitute a material portion of the then-outstanding shares of Class A common stock. Any such issuance would result in dilution to holders of Class A common stock.

SunTx, together with its principals and their respective affiliates and family members (collectively, the "SunTx Group"), controls us, and their interests may conflict with ours or yours in the future.

As of November 20, 2024, the SunTx Group beneficially owned approximately 1.0% of our outstanding Class A common stock and approximately 79.0% of our outstanding Class B common stock, representing approximately 52.1% of the combined voting power of our common stock. Each share of our Class B common stock has ten votes per share, and each share of our Class A common stock has one vote per share. As a result, the SunTx Group has the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, our ability to incur or issue debt, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and our entry into extraordinary transactions. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of our Class A common stock as part of a sale of our Company and ultimately might affect the market price of our Class A common stock. In addition, we have engaged, and expect to continue to engage, in related party transactions involving the SunTx Group and certain companies controlled by its members. As a result, the interests of the SunTx Group may not in all cases be aligned with your interests.

In addition, the SunTx Group may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, the SunTx Group could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. SunTx is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that none of SunTx, any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The SunTx Group also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

So long as the SunTx Group continues to beneficially own a sufficient number of shares of our Class B common stock, it will continue to be able to effectively control our decisions, even if the number of shares of outstanding Class B common stock is limited in proportion to the total number of shares of common stock outstanding. Shares of our Class B common stock may be transferred to an unrelated third party if holders of a majority of the shares of our Class B common stock owned by SunTx and its affiliates consent to such transfer in writing in advance.

We may issue preferred stock with terms that could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock with respect to dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or upon the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our Class A common stock.

Provisions in our governing documents and Delaware corporate law make it more difficult to effect a change in control of our Company, which could adversely affect the price of our Class A common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware corporate law could delay or prevent a change in control of our Company, even if that change would be beneficial to our stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make acquiring control of our Company difficult, including:

- a dual class common stock structure, which currently provides the SunTx Group and the other holders of our Class B common stock with the ability to control the outcome of matters requiring stockholder approval, so long as they continue to beneficially own a sufficient number of shares of our Class B common stock, even if they own significantly less than 50% of the total number of shares of our outstanding common stock;

- a classified board of directors with three-year staggered terms;

- provisions regulating the ability of our stockholders to nominate directors for election or to bring matters for action at annual meetings of our stockholders;

- limitations on the ability of our stockholders to call a special meeting;

- the ability of our board of directors to adopt, amend or repeal bylaws, and the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained for stockholders to amend our amended and restated bylaws;

- the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to remove directors or amend our amended and restated certificate of incorporation; and

- the authority of our board of directors to issue and set the terms of preferred stock without the approval of our stockholders.

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay for shares of our Class A common stock.

Our governing documents designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any: (i) derivative action or proceeding brought on our behalf; (ii) action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law; or (iv) action asserting a claim against us that is governed by the internal affairs doctrine, and that if any action specified above is filed in a court other than a court located within the State of Delaware (each is referred to herein as a foreign action), the claiming party will be deemed to have consented to (a) the personal jurisdiction of state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the exclusive forum provision described above and (b) having service of process made upon such claiming party by service upon such claiming party's counsel in the foreign action as agent for such claiming party. In addition, our amended and restated bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States are, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the "Securities Act"). These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in respect of, one or more covered proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Because we are a "controlled company" under the listing standards of The Nasdaq Stock Market LLC and the rules of the SEC, our stockholders do not have, and may never have, certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

The SunTx Group controls a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" under the listing standards of The Nasdaq Stock Market LLC and SEC rules. As a controlled company, we are not required to comply with certain provisions requiring that (i) a majority of our directors be independent, (ii) the compensation of our executives be determined by independent directors or (iii) nominees for election to our board of directors be selected by independent directors. Because we intend to continue to take advantage of some or all of these exemptions, our stockholders may not have the protections that these rules are intended to provide. Our status as a controlled company could cause our Class A common stock to be less attractive to certain investors or otherwise reduce the trading price of our Class A common stock.

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future, and therefore only appreciation, if any, of the price of our Class A common stock will provide a return to our stockholders.

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors deemed relevant by our board of directors. In addition, the Credit Agreements restrict our ability to pay cash dividends. As a result, only appreciation of the price of our Class A common stock, which may not occur, will provide a return to our stockholders.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Management and Strategy

As part of our enterprise risk management function, we have implemented processes to assess, identify and manage the material risks facing our company, including risks from cybersecurity threats. Our enterprise risk management function represents our overall risk management system. Our cybersecurity program is built upon recognized security frameworks. We believe that our processes provide us with a comprehensive assessment of potential cybersecurity threats. We conduct regular scans, penetration tests, and vulnerability assessments to identify any potential threats or vulnerabilities in our systems. Our processes to assess, identify and manage the material risks from cybersecurity threats include the risks arising from threats associated with third-party service providers, including cloud-based platforms.

We have developed a cybersecurity incident response plan that provides a documented framework for handling cybersecurity incidents and facilitates coordination across multiple parts of the Company. Dedicated members of our information security team, led by our Senior Vice President, Information Technology and our Director of Information Security, continuously monitor threat intelligence feeds, handle vulnerability management and respond to incidents. In addition, we periodically perform simulations and drills at a technical level.

Internally, we have a security awareness training platform that includes training to reinforce our information technology and security policies, standards and practices, and we require that our employees comply with these policies. The cybersecurity awareness training platform offers training on how to identify potential cybersecurity risks and protect our resources and information. This training is mandatory for all employees on a periodic basis, and it is supplemented by testing initiatives, including periodic phishing tests.

From time to time, we engage third-party service providers to enhance our risk mitigation efforts. For instance, we have engaged an independent cybersecurity advisor to evaluate our cybersecurity controls and a cybersecurity firm to conduct continuous threat detection, response and remediation.

To date, we have not experienced a cybersecurity incident that has had a material impact on our business strategy, results of operations or financial condition, and we currently do not expect that the risks from cybersecurity threats are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, as discussed more fully under "Item 1A. Risk Factors," cybersecurity attacks are continually evolving to become more sophisticated and, while we have invested in the protection of our data and information technology to reduce the risk of a cybersecurity incident, our efforts may not be effective in preventing breakdowns or breaches in our systems.

Governance

Role of the Board. Our board of directors exercises direct oversight of our strategic risks through its oversight of our enterprise risk management function. The Audit Committee of the board of directors in particular is responsible for overseeing our IT security controls and the adequacy of our IT security program, compliance and controls with management. As part of such oversight, the board of directors, including members of the Audit Committee, receive periodic reports from management and our third-party service providers to assess the primary cybersecurity risks we face.

Role of Management. Our Senior Vice President, Information Technology and our Director of Information Security are together responsible for the day-to-day management of our cybersecurity risks. These professionals have extensive experience in the information technology area, including cybersecurity. In particular, our Senior Vice President, Information Technology has more than 30 years of professional experience in the field of management information systems and information security, including with other companies in our industry. Further, our Director of Information Security has more than 20 years of experience in the information security area, with a career spanning roles with the U.S. Air Force, healthcare, academia and private consulting, and holds various certifications related to cybersecurity.

Security Incident Response Plan. We have a security incident response plan in place. The incident response plan is a set of coordinated procedures that our incident response team executes with the goal of ensuring timely and accurate resolution of cybersecurity incidents.

Item 2. Properties.

Our principal executive office is located in Dothan, Alabama, in a building that we own. As of November 20, 2024, we operated (i) 84 HMA plants in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas, (ii) 17 aggregates facilities in Alabama, Florida, Georgia and Texas and (iii) three liquid asphalt terminals in Alabama, Florida and Texas. Our HMA plants operate at varying levels of utilization depending on market conditions. We maintain offices at our HMA plants, aggregates facilities and terminals as we determine to be appropriate under the circumstances. We consider our plants and other physical properties, whether owned or leased, to be suitable, adequate, and of sufficient productive capacity to meet the requirements of our business. However, we routinely evaluate the purchase or lease of additional properties or the consolidation of our properties as our business needs change.

The table below summarizes the locations and the nature of our ownership or leasehold interest in each of our HMA plants, aggregates facilities and liquid asphalt terminals as of November 20, 2024.

Location	HMA Plants		Aggregates Facilities		Liquid Asphalt Terminals	
	Owned	Leased	Owned	Leased	Owned	Leased
Alabama	8	6	6	3	1	—
Florida	10	2	1	—	1	—
Georgia	9	3	1	2	—	—
North Carolina	12	11	—	—	—	—
South Carolina	4	6	—	—	—	—
Tennessee	—	3	—	—	—	—
Texas	7	3	3	1	1	—

Item 3. Legal Proceedings.

Due to the nature of our business, we are involved in routine litigation or subject to other disputes or claims related to our business activities, including, among other things, (i) workers' compensation claims, (ii) employment-related disputes and (iii) liability issues or breach of contract or tortious conduct claims in connection with the performance of services and provision of materials. We and our affiliates are also subject to government inquiries in the ordinary course of business seeking information concerning our compliance with government construction contracting requirements and various laws and regulations, the outcome of which cannot be predicted with certainty. In the opinion of our management, after consultation with legal counsel, none of the pending inquiries, litigation, disputes or claims against us, if decided adversely to us, would have a material adverse effect on our financial condition, cash flows or results of operations.

Item 4. Mine Safety Disclosures.

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 C.F.R. Part 229.104) is included in Exhibit 95.1 to this report.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Our Common Stock

Our Class A common stock is listed and trades on The Nasdaq Global Select Market under the symbol "ROAD." There is no established public trading market for our Class B common stock.

Holders

As of November 20, 2024, there were 46,963,255 shares of our Class A common stock outstanding, held by 182 stockholders of record. The actual number of beneficial holders of our Class A common stock is significantly greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held by banks, brokers and other nominees. The last sale price for a share of our Class A common stock as reported on the Nasdaq Global Select Market on November 20, 2024 was $91.31.

As of November 20, 2024, there were 8,914,045 shares of our Class B common stock outstanding, held by 40 stockholders of record.

Dividends

Holders of our Class A and Class B common stock receive dividends if and when declared by our board of directors out of legally available funds. We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. In addition, the Credit Agreements restrict our ability to pay cash dividends to the holders of our common stock unless, after giving effect to such dividend, we would remain in compliance with the financial covenants and, at the time any such dividend is made, no default or event of default exists or would result from the payment of such dividend.

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the period covered by this report that were not previously reported in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

The following table sets forth information regarding the repurchase of shares of our Class A common stock during the three months ended September 30, 2024:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs [1]
July 1, 2024 through July 31, 2024	44,002	$ 57.62	44,002	$ 32,194,980
August 1, 2024 through August 31, 2024	36,331	$ 59.82	36,331	$ 30,021,791
September 1, 2024 through September 30, 2024	—	$ —	—	$ 30,021,791
Total	80,333	$ 58.60	80,333	

[1] In April 2024, the board of directors authorized the Company to purchase up to $40.0 million of our Class A common stock in open market purchases, privately negotiated transactions or by other means. The stock repurchase plan expires September 30, 2025. The specific timing and amount of any future purchases will vary based on market conditions, securities law limitations and other factors.

Stock Performance Graph

The following graph compares the cumulative five-year total return provided to the Company's Class A common stock holders relative to the cumulative total returns of the NASDAQ Composite Index and the Dow Jones U.S. Heavy Construction Index. The graph tracks the performance of a $100 investment in our Class A common stock and in each index (with the reinvestment of all dividends) from September 30, 2019 through September 30, 2024.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

	Value as of September 30,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Construction Partners, Inc.	$128.76	$150.41	$275.79	$216.78	$302.15	$576.86
NASDAQ Composite Index	$99.42	$138.79	$179.57	$131.43	$164.29	$226.05
Dow Jones US Heavy Construction Index	$97.52	$94.70	$162.83	$175.64	$226.32	$330.17

The information under the heading "Stock Performance Graph" shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This discussion and analysis of our financial condition and results of operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. This discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Such statements involve risks and uncertainties. Our actual results may differ materially from those contemplated by these forward-looking statements as a result of various factors, including those set forth under the headings "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." This discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this report. In this discussion, we use certain non-GAAP financial measures. An explanation of these non-GAAP financial measures and a reconciliation to the most directly comparable GAAP financial measures are included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations." Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.

Overview

We are a civil infrastructure company that specializes in the building and maintenance of transportation networks. Our operations leverage a highly-skilled workforce, strategically located HMA plants, substantial construction assets and select material deposits. We provide construction products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports and commercial and residential sites throughout the Sunbelt in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas.

Our public projects are funded by federal, state and local governments and include roads, highways, bridges, airports and other forms of infrastructure. Public transportation infrastructure projects historically have been a relatively stable portion of state and federal budgets and represent a significant share of the United States construction market. Federal funds are allocated on a state-by-state basis, and each state is required to match a portion of the federal funds that it receives. Federal highway spending uses funds predominantly from the Highway Trust Fund, which derives its revenues from fuel taxes and other user fees.

In addition to public infrastructure projects, we provide a wide range of large site work construction and HMA paving services to private construction customers, including commercial and residential developers and local businesses.

Recent Developments

Contract Backlog

At September 30, 2024, our contract backlog was $2.0 billion. Contract backlog is a financial measure that reflects the dollar value of work that the Company expects to perform in the future. We include a construction project in our contract backlog at the time it is awarded and to the extent we believe funding is probable. Our backlog consists of uncompleted work on contracts in progress and contracts for which we have executed a contract but have not commenced the work. For uncompleted work on contracts in progress, we include (i) executed change orders, (ii) pending change orders for which we expect to receive confirmation in the ordinary course of business and (iii) claims that we have made against our customers for which we have determined we have a legal basis under existing contractual arrangements and as to which we consider collection to be probable. Backlog of uncompleted work on contracts under which work was either in progress or had not yet begun was $1.5 billion at September 30, 2024. Our contract backlog also includes low bid/no contract projects, which consist of (i) public bid projects for which we were the low bidder and no contract has been executed and (ii) private work projects for which we have been notified that we are the low bidder or have been given a notice to proceed, but no contract has been executed. Low bid/no contract backlog was $0.5 billion at September 30, 2024.

2024 Fiscal Year Business Acquisitions

During the 2024 fiscal year, we completed eight acquisitions across four states, adding to or expanding our operations in Alabama, Georgia, North Carolina and South Carolina. As a result of these acquisitions, we added eleven asphalt plants and a diverse fleet of equipment and vehicles, as well as skilled construction professionals. For further discussion regarding these transactions, see Note 4 - Business Acquisitions to the consolidated financial statements included elsewhere in this report.

Lone Star Paving Acquisition

On November 1, 2024, we acquired all of the outstanding membership units of Asphalt, Inc., LLC (doing business as Lone Star Paving) ("Lone Star Paving" and the acquisition, the "Lone Star Acquisition"), a vertically integrated asphalt manufacturing and paving company headquartered in Austin, Texas, with 10 HMA plants, four aggregate facilities, and one liquid asphalt terminal supporting its operations. The aggregate consideration delivered at the closing of the Lone Star Acquisition consisted of (i) $654.2 million in cash (as adjusted pursuant to the Unit Purchase Agreement, dated as of October 20, 2024, by and among the Company, Lone Star Paving, the selling unit holders party thereto, and John J. Wheeler, in his capacity as the selling unit holders' representative thereunder) and (ii) 3.0 million shares of our Class A common stock. In addition, we agreed to (i) pay cash to the selling unit holders in an amount equal to the working capital remaining in Lone Star Paving at closing, as finally determined (subject to adjustments and offsets to satisfy certain indemnification obligations and any purchase price overpayments), to be paid out in quarterly installments over four quarters following the closing, and (ii) purchase from the selling unit holders for $30.0 million in cash an entity that owns certain real property following receipt of specified operational entitlements by such entity. The cash paid at closing was funded from the proceeds of the Term Loan B (as defined below). For more information about the Lone Star Acquisition, see Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

Term Loan B Credit Agreement

On November 1, 2024, we entered into a Term Loan Credit Agreement with Bank of America, N.A., as administrative agent, BofA Securities, Inc., PNC Capital Markets LLC, Regions Capital Markets, a division of Regions Bank, and TD Securities (USA) LLC, each as joint lead arranger and joint bookrunner, and certain other lenders party thereto (the "Term Loan B Credit Agreement"). The Term Loan B Credit Agreement provides for a senior secured first lien term loan facility in the aggregate principal amount of $850.0 million, which amount was fully drawn on November 1, 2024 (the "Term Loan B"). A portion of the proceeds of the Term Loan B was used to finance the cash portion of the consideration for the Lone Star Acquisition, including the repayment of certain outstanding indebtedness of Lone Star Paving and its subsidiaries at closing. The remaining loan proceeds were or will be used (i) to repay the Company's outstanding borrowings under the revolving credit facility provided by the Term Loan A / Revolver Credit Agreement (as defined below), (ii) to pay fees and expenses incurred in connection with the foregoing debt financing transactions and Lone Star Acquisition and (iii) for working capital and other corporate purposes as permitted by the Term Loan B Credit Agreement. For more information about the Term Loan B Credit Agreement, see Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

Credit Agreement Amendments

In May 2024, we and certain of our wholly owned subsidiaries entered into a Third Amendment to our Third Amended and Restated Credit Agreement (as amended from time to time, the "Term Loan A / Revolver Credit Agreement") to, among other things, (i) increase the aggregate commitments under the revolving credit facility from $325.0 million to $400.0 million, (ii) reallocate $125.0 million of borrowings previously outstanding under the revolving credit facility to our term loan, (iii) add three new banks to our lender syndicate, (iv) provide for an additional incremental credit facility of up to $200.0 million and (v) update certain affirmative and negative covenants thereunder. Additionally, on October 30, 2024, we entered into a Fourth Amendment to the Term Loan A / Revolver Credit Agreement to, among other things, permit (i) the Lone Star Acquisition, (ii) entry into the Term Loan B Credit Agreement, and (iii) certain liens to be granted to secure the indebtedness incurred under the Term Loan B Credit Agreement on a *pari passu* basis with the liens securing the Company's obligations under the Term Loan A / Revolver Credit Agreement. For further discussion regarding the Term Loan A / Revolver Credit Agreement and the foregoing amendments, see Note 11 - Debt and Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

Stock Repurchase Program

In April 2024, our board of directors authorized a stock repurchase program under which up to $40 million is available to purchase shares of our outstanding Class A common stock through September 30, 2025. We utilize the stock repurchase program to minimize the dilutive impact of awards granted under our equity incentive plans and to repurchase shares opportunistically. Shares of our Class A common stock may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 plans. The stock repurchase program does not obligate us to repurchase any shares of Class A common stock, and the stock repurchase program may be modified, suspended, extended or terminated at any time by our board of directors. The actual timing, number and value of shares of Class A common stock repurchased are determined by a committee of the board of directors at its discretion and depend on a number of factors, including the market price of our Class A common stock, capital allocation alternatives, general market and economic conditions and other corporate considerations. During fiscal 2024, we repurchased a total of 173,741 shares of Class A common stock for an aggregate purchase price of $10.0 million.

Seasonality

The activity of our business fluctuates due to seasonality because our business is primarily conducted outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended snowy, rainy or cold weather and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and the demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during our third and fourth fiscal quarters typically result in higher activity and revenues during the second half of our fiscal year. Our first and second fiscal quarters typically have lower levels of activity due to adverse weather conditions. Our third fiscal quarter varies greatly with spring rains and wide temperature variations. A cool, wet spring increases drying time on projects, which can delay revenues in the third fiscal quarter, while a warm, dry spring may facilitate earlier project commencement dates.

How We Assess Performance of Our Business

Revenues

We derive our revenues predominantly by providing construction products and services for both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports and commercial and residential sites in the southeastern United States. Our projects represent a mix of federal, state, municipal and private customers. We also derive revenues from the sale of HMA, aggregates and liquid asphalt cement to customers. We recognize revenues derived from projects as we satisfy our performance obligations over time (formerly known as the percentage-of-completion method), measured by the relationship of total cost incurred compared to total estimated contract costs (cost-to-cost input method). Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. Revenues derived from the sale of HMA, aggregates and liquid asphalt cement are recognized when the risks associated with ownership have passed to the customer.

Gross Profit

Gross profit represents revenues less cost of revenues. Cost of revenues consists of all direct and indirect costs associated with construction contracts, including raw materials, labor, equipment costs, depreciation, lease expenses, subcontract costs and other expenses at our HMA plants, aggregates mining facilities and liquid asphalt cement terminal. Our cost of revenues is directly affected by fluctuations in commodity prices, primarily liquid asphalt and diesel fuel. From time to time, when appropriate, we limit our exposure to changes in commodity prices by entering into forward purchase commitments. In addition, our public infrastructure contracts often provide for price adjustments based on fluctuations in certain commodity-related product costs. These price adjustment provisions are in place for most of our public infrastructure contracts, and we seek to include similar provisions in our private contracts.

Depreciation, Depletion, Accretion and Amortization

Property, plant and equipment are initially recorded at cost or, if acquired as a business combination, at fair value. Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful life of the asset. Amortization expense is the periodic expense related to leasehold improvements, intangible assets and liabilities. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term. Our intangible assets and liabilities were recognized as a result of certain acquisitions and are generally amortized on a straight-line basis over the estimated useful lives of the assets and liabilities. Mineral reserves are depleted in accordance with the units-of-production method as aggregates are extracted, using the initial allocation of cost based on proven and probable reserves.

General and Administrative Expenses

General and administrative expenses include costs related to our operational offices that are not allocated to direct contract costs and expenses related to our corporate offices. These expenses consist primarily of salaries and personnel costs for our administration, finance and accounting, legal, information systems, human resources and certain managerial employees. General and administrative expenses also include acquisition expenses, audit, consulting and professional fees, stock-based compensation expense, travel, insurance, office space rental costs, property taxes and other corporate and overhead expenses.

Gain on Sale of Property, Plant and Equipment

In the normal course of business, we sell construction equipment for various reasons, including when the cost of maintaining the asset exceeds the cost of replacing it. The gain or loss on the sale of property, plant and equipment reflects the difference between the carrying value at the date of disposal and the net consideration received from the sale of equipment during the period.

Gain on Facility Exchange

As part of our continued growth strategy, we may exchange or sell facilities in order to generate capital for use in connection with other strategic initiatives. The gain or loss on the exchange or sale of a facility reflects the difference between the net carrying value of the facility at the date of disposal and the consideration received from the exchange or sale during the period.

Interest Expense, Net

Interest expense, net primarily represents interest incurred on our long-term debt, such as the Term Loan and the Revolving Credit Facility, as well as the changes in fair values of interest swap agreements and amortization of deferred debt issuance costs. These amounts are partially offset by interest income earned on short-term investments of cash balances in excess of our current operating needs.

Other Key Performance Indicators — Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA represents net income before, as applicable from time to time, (i) interest expense, net, (ii) provision (benefit) for income taxes, (iii) depreciation, depletion, accretion and amortization, (iv) share-based compensation expense, (v) loss on the extinguishment of debt, and (vi) expenses associated with non-routine acquisitions. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenues for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures have limitations as analytical tools and should not be considered in isolation or as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin because management uses these measures as key performance indicators, and we believe that securities analysts, investors and others use these measures to evaluate companies in our industry. Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences may include differences in capital structures, tax positions and the age and book depreciation of intangible and tangible assets.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA and the calculation of Adjusted EBITDA Margin for the periods presented (in thousands, except percentages):

	For the Fiscal Year Ended September 30,	
	2024	**2023** [2]
Net income	$ 68,935	$ 49,001
Interest expense, net	19,071	17,346
Provision for income taxes	23,161	16,403
Depreciation, depletion, accretion and amortization	92,920	79,100
Share-based compensation expense	15,031	10,759
Acquisition-related expenses [1]	1,455	—
Adjusted EBITDA	$ 220,573	$ 172,609
Revenues	$ 1,823,889	$ 1,563,548
Adjusted EBITDA Margin	12.1 %	11.0 %

[1] Reflects expenses associated with the Lone Star Acquisition, which management views as a non-routine acquisition.

[2] In periods commencing prior to September 30, 2023, we historically included within the definition of Adjusted EBITDA an adjustment for management fees and expenses related to our management services agreement with an affiliate of SunTx Capital Partners, a member of our control group. Effective October 1, 2023, the term of the management services agreement was extended to October 1, 2028. As a result of the term extension, we no longer view the management fees and expenses paid under the management services agreement as a non-recurring expense. Accordingly, periods commencing subsequent to September 30, 2023 do not include an adjustment for management fees and expenses, and we have recast comparative Adjusted EBITDA and Adjusted EBITDA Margin for the fiscal year ended September 30, 2023 to conform to the current definition.

Results of Operations — Fiscal Year Ended September 30, 2024 Compared to Fiscal Year Ended September 30, 2023

The following table sets forth selected financial data for the fiscal years ended September 30, 2024 ("fiscal 2024") and September 30, 2023 ("fiscal 2023") (in thousands, except percentages). Refer to the Annual Report on Form 10-K for the fiscal year ended September 30, 2023, filed with the SEC on November 29, 2023, for a discussion of results for fiscal 2023 and a comparison of our financial results for fiscal 2023 to those for the fiscal year ended September 30, 2022.

| | For the Fiscal Year Ended September 30, | | | | Change from Fiscal 2023 to Fiscal 2024 | |
| | 2024 | | 2023 | | | |
	Dollars	% of Revenues	Dollars	% of Revenues	$ Change	% Change
Revenues	$ 1,823,889	100.0 %	$ 1,563,548	100.0 %	$ 260,341	16.7 %
Cost of revenues	1,565,635	85.8 %	1,367,163	87.4 %	198,472	14.5 %
Gross profit	258,254	14.2 %	196,385	12.6 %	61,869	31.5 %
General and administrative expenses	(151,497)	(8.3)%	(126,947)	(8.1)%	(24,550)	19.3 %
Gain on sale of property, plant and equipment	4,483	0.2 %	7,048	0.5 %	(2,565)	(36.4)%
Gain on facility exchange	—	— %	5,389	0.3 %	(5,389)	(100.0)%
Operating income	111,240	6.1 %	81,875	5.3 %	29,365	35.9 %
Interest expense, net	(19,071)	(1.0)%	(17,346)	(1.1)%	(1,725)	9.9 %
Other (expense) income	(70)	— %	875	— %	(945)	(108.0)%
Income before provision for income taxes and earnings from investment in joint venture	92,099	5.1 %	65,404	4.2 %	26,695	40.8 %
Provision for income taxes	23,161	1.3 %	16,403	1.0 %	6,758	41.2 %
Loss from investment in joint venture	(3)	— %	—	— %	(3)	— %
Net income	$ 68,935	3.8 %	$ 49,001	3.1 %	$ 19,934	40.7 %
Adjusted EBITDA	$ 220,573	12.1 %	$ 172,609	11.0 %	$ 47,964	27.8 %

Revenues. Revenues for fiscal 2024 increased $260.3 million, or 16.7%, to $1.8 billion from $1.6 billion for fiscal 2023. The increase included $154.0 million of revenues attributable to acquisitions completed during or subsequent to fiscal 2023 and an increase of approximately $106.3 million of revenues in our existing markets from contract work and sales of HMA and aggregates to third parties. The 6.8% increase in revenue in our existing markets was due to strong demand in both public and private work.

Gross Profit. Gross profit for fiscal 2024 increased $61.9 million, or 31.5%, to $258.3 million from $196.4 million for fiscal 2023. The increase in gross profit was primarily the result of the 16.7% increase in revenues for fiscal 2024 compared to fiscal 2023 and a higher gross profit margin. The higher gross profit margin was due to (i) efficient utilization of our plants and equipment fleet and (ii) completion of new backlog with more favorable margins.

General and Administrative Expenses. General and administrative expenses for fiscal 2024 increased $24.6 million, or 19.3%, to $151.5 million from $126.9 million for fiscal 2023. The increase in general and administrative expenses for fiscal 2024 compared to fiscal 2023 was the result of (i) an $8.1 million increase attributable to general and administrative expenses associated with the operations of businesses acquired subsequent to September 30, 2023, (ii) a $6.6 million increase in management personnel payroll and benefits, (iii) a $4.3 million increase in share-based compensation expense, and (iv) a $5.6 million increase in other general and administrative expenses.

Gain on Sale of Property, Plant and Equipment. Gain on sale of property, plant and equipment for fiscal 2024 decreased $2.6 million, or 36.4%, to $4.5 million from $7.0 million for fiscal 2023. The decrease was primarily the result of a $1.3 million gain on the sale of an excess office building and higher disposals of equipment and components during fiscal 2023.

Gain on Facility Exchange. There was no gain on facility exchange for fiscal 2024 compared to a gain on facility exchange of $5.4 million for fiscal 2023. The gain in fiscal 2023 was the result of the disposition of a quarry in North Carolina. In connection with this transaction, we acquired three HMA manufacturing plants and certain related assets located in the Nashville, Tennessee metro area.

Interest Expense, Net. Interest expense, net for fiscal 2024 increased $1.7 million, or 9.9%, to $19.1 million compared to $17.3 million for fiscal 2023. The increase in interest expense, net was primarily due to an increase in the average principal debt balance outstanding.

Provision for Income Taxes. Our effective tax rate was 25.1% for fiscal 2024 and fiscal 2023.

Net Income. Net income increased $19.9 million, or 40.7%, to $68.9 million for fiscal 2024 compared to $49.0 million for fiscal 2023. The increase in net income was primarily a result of higher gross profit, partially offset by an increase in general and administrative expenses and interest expense and decreased gains from the facility exchange and sales of property, plant and equipment, all as described above.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin were $220.6 million and 12.1%, respectively, for fiscal 2024, compared to $172.6 million and 11.0%, respectively, for fiscal 2023. The increase in Adjusted EBITDA and Adjusted EBITDA Margin resulted primarily from a $19.9 million increase in net income and a $13.8 million increase in depreciation, depletion, accretion and amortization. For a description of Adjusted EBITDA and Adjusted EBITDA Margin, as well as a reconciliation of Adjusted EBITDA to net income, see above under the heading "How We Assess Performance of Our Business — Other Key Performance Indicators — Adjusted EBITDA and Adjusted EBITDA Margin."

Liquidity and Capital Resources

Cash Flows Analysis

The following table sets forth our cash flows for the periods indicated (in thousands):

	For the Fiscal Year Ended September 30,	
	2024	2023
Net cash provided by operating activities, net of acquisitions	$ 209,079	$ 157,157
Net cash used in investing activities	(307,585)	(143,372)
Net cash (used in) provided by financing activities	126,110	(264)
Net change in cash, cash equivalents and restricted cash	$ 27,604	$ 13,521

Operating Activities

During fiscal 2024, cash provided by operating activities, net of acquisitions, was $209.1 million, primarily as a result of:

- net income of $68.9 million, reflecting, among other things, $92.9 million of depreciation, depletion, accretion and amortization, deferred income taxes of $22.7 million, share-based compensation expense of $14.4 million, and gain on sale of property, plant and equipment of $4.5 million;

- an increase in contracts receivable including retainage of $6.6 million as a result of higher overall revenues due to acquisitions and growth in existing markets;

- an increase in inventories of $15.5 million due to increased inventories from acquisitions, growth in existing markets, higher inventory costs and normal fluctuations in our inventory cycle;

- an increase in prepaid expenses and other current assets of $13.0 million, primarily due to the timing of payments under our insurance policies and other expenses;

- an increase in accounts payable and accrued expenses and other current liabilities of $18.3 million due to an increase in construction activity; and

- a net increase in the difference between billings in excess of costs and estimated earnings on uncompleted contracts and costs and estimated earnings in excess of billings on uncompleted contracts of $30.4 million due to the timing of performing and closing projects.

During fiscal 2023, cash provided by operating activities, net of acquisitions, was $157.2 million, primarily as a result of:

- net income of $49.0 million, reflecting, among other things, $79.1 million of depreciation, depletion, accretion and amortization, deferred income taxes of $11.2 million, share-based compensation expense of $10.8 million, gain on sale of property, plant and equipment of $7.0 million, and gain on facility exchange of $5.4 million;

- an increase in contracts receivable including retainage of $26.0 million as a result of higher overall revenues due to acquisitions and growth in existing markets;

- an increase in inventories of $7.3 million due to increased inventories from acquisitions, growth in existing markets, higher inventory costs and normal fluctuations in our inventory cycle;

- a decrease in prepaid expenses and other current assets of $3.7 million, primarily due to the timing of payments under our insurance policies and other expenses;

- an increase in accounts payable and accrued expenses and other current liabilities of $19.6 million due to an increase in construction activity; and

- a net increase in the difference between billings in excess of costs and estimated earnings on uncompleted contracts and costs and estimated earnings in excess of billings on uncompleted contracts of $26.7 million due to the timing of performing and closing projects.

Investing Activities

During fiscal 2024, cash used in investing activities was $307.6 million, of which $231.8 million related to acquisitions completed in the period, $87.9 million was invested in property, plant and equipment and $5.5 million was invested in restricted investments. These amounts were partially offset by $14.1 million of proceeds from the sale of equipment and $3.6 million of proceeds from the sale of restricted investments.

During fiscal 2023, cash used in investing activities was $143.4 million, of which $91.8 million related to acquisitions completed in the period, $97.8 million was invested in property, plant and equipment and $11.4 million was invested in restricted investments. These amounts were partially offset by $17.7 million of proceeds from the sale of equipment, $37.0 million of proceeds from the facility exchange and $2.9 million of proceeds from the sale of restricted investments.

Financing Activities

During fiscal 2024, cash provided by financing activities was $126.1 million. We received $210.2 million in proceeds from the issuance of long-term debt, net of debt issuance costs and discounts, which was partially offset by $72.8 million of principal payments on long-term debt and purchase of treasury stock of $11.3 million.

During fiscal 2023, cash used in financing activities was $0.3 million. We received $103.0 million in proceeds from the issuance of long-term debt, net of debt issuance costs and discounts, which was offset by $103.1 million of principal payments on long-term debt and the purchase of treasury stock of $0.2 million.

Term Loan A / Revolver Credit Agreement

During fiscal 2024 and fiscal 2023, we and each of our subsidiaries were parties to the Term Loan A / Revolver Credit Agreement, which provides for the Term Loan A and the Revolving Credit Facility. At September 30, 2024 and 2023, we had $392.2 million and $283.8 million, respectively, of principal outstanding under the Term Loan A, $122.9 million and $93.1 million, respectively, of principal outstanding under the Revolving Credit Facility, and availability of $268.8 million and $222.1 million, respectively, under the Revolving Credit Facility, including reduction for outstanding letters of credit. The obligations of our subsidiaries under the Term Loan A and the Revolving Credit Facility are secured by a first priority security interest in substantially all of our assets.

The Term Loan A / Revolver Credit Agreement requires us to satisfy certain financial covenants, including a minimum fixed charge coverage ratio of 1.20-to-1.00 and a maximum consolidated leverage ratio of 3.50-to-1.00, subject to certain adjustments. At September 30, 2024 and 2023, our fixed charge coverage ratio was 3.15-to-1.00 and 2.56-to-1.00, respectively, and our consolidated leverage ratio was 1.81-to-1.00 and 1.72-to-1.00, respectively.

From time to time, we have entered into interest rate swap agreements to hedge against the risk of changes in interest rates. At September 30, 2024 and 2023, the aggregate notional value of these interest rate swap agreements was $300.0 million, and the fair value was $11.6 million and $26.9 million, respectively, which is included within other assets on our Consolidated Balance Sheets.

For more information about the Term Loan A / Revolver Credit Agreement, see Note 11 - Debt and Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

Term Loan B Credit Agreement

On November 1, 2024, we entered into the Term Loan B Credit Agreement, which provides for a senior secured first lien term loan facility in the aggregate principal amount of $850.0 million, which amount was fully drawn on November 1, 2024. A portion of the proceeds of the Term B Loan was used to finance the cash portion of the consideration for the Lone Star Acquisition, including the repayment of certain outstanding indebtedness of Lone Star Paving and its subsidiaries at closing. The remaining loan proceeds were or will be used (i) to repay a portion of our outstanding borrowings under the revolving credit facility provided by the Term Loan A / Revolver Credit Agreement, (ii) to pay fees and expenses incurred in connection with the foregoing debt financing transactions and Lone Star Acquisition and (iii) for working capital and other corporate purposes as permitted by the Term Loan B Credit Agreement.

For more information about the Term Loan B Credit Agreement, see Note 27 - Subsequent Events to the consolidated financial statements included elsewhere in this report.

Capital Requirements and Sources of Liquidity

During fiscal 2024 and fiscal 2023, our capital expenditures were approximately $87.9 million and $97.8 million, respectively. Our capital expenditures are typically made during the same fiscal year in which they are approved. At September 30, 2024, our commitments for capital expenditures were not material to our financial condition or results of operations on a consolidated basis. For fiscal 2025, we expect total capital expenditures to be $130.0 million to $140.0 million. Our capital expenditure budget is an estimate and is subject to change.

Historically, we have required significant amounts of cash in order to make capital expenditures, purchase materials and fund our organic expansion into new markets. Our working capital needs are driven by the seasonality and growth of our business, with our cash requirements increasing in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, production and distribution facilities, enhancements to our information systems, integration costs related to any acquisitions and our compliance with laws and rules applicable to public companies.

Furthermore, on April 12, 2024, we announced that our board of directors authorized a stock repurchase program under which up to $40.0 million is available to purchase shares of our outstanding Class A common stock through September 30, 2025. We intend to utilize the stock repurchase program to minimize the dilutive impact of awards granted under our equity incentive plans and to repurchase shares opportunistically. Shares of Class A common stock may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 plans. The stock repurchase program does not obligate us to repurchase any shares of Class A common stock, and the stock repurchase program may be modified, suspended, extended or terminated at any time by our board of directors. The actual timing, number and value of shares of Class A common stock repurchased will be determined by a committee of the board of directors at its discretion and will depend on a number of factors, including the market price of the Class A common stock, capital allocation alternatives, general market and economic conditions and other corporate considerations. During fiscal 2024, we repurchased a total of 173,741 shares of Class A common stock for an aggregate purchase price of $10.0 million.

We have typically relied on cash available through credit facilities, in addition to cash from operations, to finance our working capital requirements and to support our growth. We regularly monitor potential capital sources, including equity and debt markets, in an effort to meet our planned capital expenditures and liquidity requirements. Our future success will depend on our ability to access outside sources of capital.

We believe that our operating cash flow and available borrowings under the Term Loan A / Revolver Credit Agreement and the Term Loan B Credit Agreement (together, the "Credit Agreements") will be sufficient to fund our operations and planned capital expenditures for at least the next 12 months. However, future cash flows are subject to a number of variables, including the potential impacts of inflation and supply chain constraints, and significant additional capital expenditures will be required to conduct our operations. Our operations and other capital resources may not provide sufficient cash to maintain planned or future levels of capital expenditures. In the event that we make one or more acquisitions and the amount of capital required is greater than the amount of cash on hand we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/ or seek additional capital. If we seek additional capital, we may do so through borrowings under the Credit Agreements, joint ventures, asset sales, offerings of debt or equity securities or other means. However, our ability to engage in any such transactions may be constrained by economic conditions and other factors outside of our control. Additional capital may not be available on acceptable terms or at all. If we are unable to obtain the funds we need, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to conduct our operations.

Off-Balance Sheet Arrangements

As of September 30, 2024, the Company had aggregate letters of credit outstanding in the amount of $8.3 million, future purchase commitments for diesel fuel and natural gas of $4.0 million and $0.5 million, respectively, and $2.2 million of minimum royalty payments related to mineral leases at aggregates facilities. Other than the letters of credit, future purchase commitments and minimum royalty payments, we do not currently have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. See Note 18 - Commitments and Contingencies to our consolidated financial statements included elsewhere in this report for additional information.

Contractual Obligations

The following table summarizes our significant obligations outstanding as of September 30, 2024 (in thousands).

	Total		2025		2026		2027		2028		2029		2029 and Thereafter
							Payments Due by Fiscal Year						
Debt obligations	$ 515,038	$	26,563	$	31,875	$	456,600	$	—	$	—	$	—
Operating leases	44,892		11,067		10,702		9,954		6,186		2,366		4,617
Purchase commitments	4,457		3,193		1,264		—		—		—		—
Royalty payments	2,243		256		192		180		145		145		1,325
Asset retirement obligations	2,477		—		—		—		—		—		2,477
Total	$ 569,107	$	41,079	$	44,033	$	466,734	$	6,331	$	2,511	$	8,419

In addition to the items set forth in the table above, subsequent to September 30, 2024 and in connection with the Lone Star Acquisition, we entered into a conditional purchase agreement pursuant to which we agreed to purchase from the sellers of Lone Star Paving, upon the receipt of certain permits and governmental entitlements, an entity that owns certain real property located in central Texas for aggregate consideration of $30.0 million.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management's view, are the most important in the portrayal of our financial condition and results of operations. The notes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our consolidated financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition are discussed further below.

Revenue Recognition

The majority of our public construction contracts are fixed unit price contracts. Under fixed unit price contracts, we are committed to providing materials or services required by a contract at fixed unit prices (for example, dollars per ton of asphalt placed). Our private customer contracts are primarily fixed total price contracts, also known as lump sum contracts, which require that the total amount of work be performed for a single price. Revenues from fixed unit price and fixed total price construction contracts are recognized as performance obligations are satisfied over time (formerly known as the percentage-of-completion method), measured by the relationship of total cost incurred compared to total estimated contract costs (cost-to-cost input method). Under this method, revenues are recognized as costs are incurred in an amount equal to cost plus the related expected profit based on the ratio of costs incurred to estimated final costs. This cost-to-cost method is used because management considers it to be the best available measure of progress on these contracts. Contract costs consist of direct costs on contracts, including labor, materials, amounts payable to subcontractors and those indirect costs related to contract performance, such as equipment costs, insurance and employee benefits. Contract cost is recorded as incurred, and revisions in contract revenues and cost estimates are reflected in the accounting period when known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract change orders, penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Change orders are modifications of an original contract that effectively change the existing provisions of the contract without adding new provisions or terms. Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either we or our customers may initiate change orders. We consider unapproved change orders to be contract variations for which we have a change of scope for which we believe we are contractually entitled to a higher price, but where a price change associated with the scope change has not yet been agreed upon with the customer. Costs associated with unapproved change orders are included in the estimated cost to complete the contracts and are treated as project costs as incurred. We recognize revenues equal to costs incurred on unapproved change orders when realization of price approval is probable. Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in future reporting periods to reflect changes in estimates or final agreements with customers. Change orders that are unapproved as to both price and scope are evaluated as claims. We consider claims to be amounts in excess of agreed contract prices that we seek to collect from our customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Claims are included in the calculation of revenues when realization is probable and amounts can be reliably determined. To support these requirements, the existence of the following items must be satisfied: (i) the contract or other evidence provides a legal basis for the claim or a legal opinion has been obtained, stating that, under the circumstances, there is a reasonable basis to support the claim; (ii) additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; (iii) costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and (iv) the evidence supporting the claim is objective and verifiable, not based on management's subjective evaluation of the situation or on unsupported representations. Revenues in excess of contract costs incurred on claims are recognized when an agreement is reached with the customer as to the value of the claim, which, in some instances, may not occur until after completion of work under the contract. Costs associated with claims are included in the estimated costs to complete the contracts and are treated as project costs when incurred.

For the majority of our contracts, we receive our final payment when projects are near completion or fully completed. The accuracy of our revenues and profit recognition in a given period depends on the accuracy of our estimates of the revenues and costs to finish uncompleted contracts. Our estimates for all of our significant contracts use a highly detailed "bottom up" approach. However, our projects can be highly complex and, in almost every case, the profit margin estimates for a contract will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a large number of projects of varying sizes and levels of complexity in process at any given time, these changes in estimates can sometimes offset each other without materially impacting our overall profitability. However, large changes in revenues or cost estimates can have a significant effect on profitability.

The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our estimates of the cost to complete each project. Cost estimates for all of our projects use a detailed approach, and we believe our experience allows us to create materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include:

- the completeness and accuracy of the original bid;

- costs associated with scope changes;

- changes in costs of labor and/or materials;

- extended overhead and other costs due to owner, weather and other delays;

- subcontractor performance issues;

- changes in productivity expectations;

- site conditions that differ from those assumed in the original bid;

- changes from original design on design-build projects;

- the availability and skill level of workers in the geographic location of the project;

- a change in the availability and proximity of equipment and materials;

- our ability to fully and promptly recover on affirmative claims and back charges for additional contract costs; and

- the customer's ability to properly administer the contract.

The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods, and these fluctuations may be significant.

Contracts Receivable, Including Retainage, Net

Contracts receivable are generally based on amounts billed to the customer and currently due in accordance with our contracts. Many of the contracts under which we perform work contain retainage provisions. Retainage refers to amounts earned by the Company but held by customers until contracts are near completion or fully completed. Retainage on active contracts is classified as a current asset regardless of the term of the contract and is generally collected within one year of the completion of a contract. At September 30, 2024 and 2023, contracts receivable included $52.7 million and $53.3 million, respectively, of retainage.

Because the majority of our construction contracts are entered into with federal, state or municipal government customers, credit risk is minimal. We confirm that funds have been appropriated by the government project owner prior to commencing work on such projects. While most of our public contracts are subject to termination at the election of the government entity, in the event of any such termination, we are entitled to receive the contract price for completed work and reimbursement of termination-related costs. Credit risk with private customers is minimized because of statutory mechanic's liens, which give us high priority in the event of lien foreclosures following financial difficulties of private customers. We maintain an allowance for credit losses, which has historically been sufficient to cover accounts that are not collected.

Valuation of Long-Lived Assets and Goodwill

Long-lived assets, which include property, plant and equipment and acquired intangible assets, such as goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or an asset group, may not be recoverable. Impairment evaluations involve fair values and management estimates of useful asset lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on our operating results and financial position. For fiscal 2024 and fiscal 2023, there were no events or changes in circumstances that would indicate a material impairment of our long-lived assets.

Goodwill and indefinite-lived intangible assets must be tested for impairment at least annually. We performed our most recent annual impairment test on July 1, 2024. Our test indicated that there was no impairment of goodwill and indefinite-lived intangible assets. For our goodwill impairment test, we first evaluate our market capitalization compared to the net assets of the Company overall. Our final determination of valuation is impacted by a number of factors, but the key factors are the price of our common stock, recently completed transactions from both public companies and private transactions and our estimated forecast of future cash flows.

The valuation approaches contain uncertainty regarding the estimates used. Our market capitalization could be impacted because we are a controlled company, which impacts the control premium we apply to the market price of our common stock. One of the largest uncertainties relates to federal, state and local government spending, which management expects to continue to increase in the coming years. There are a number of other uncertainties with respect to our future financial performance that could impact estimated future cash flows, including those discussed under the heading "Risk Factors" elsewhere in this report. Based on our valuation approaches, we determined that our one reporting unit exceeded its carrying value, and thus concluded that the carrying value of goodwill was not impaired at July 1, 2024 or 2023. At September 30, 2024 and 2023, we had goodwill with a carrying amount of $231.7 million and $159.3 million, respectively.

For our indefinite-lived intangible asset impairment test, we performed a qualitative impairment assessment. The qualitative assessment did not identify indicators of impairment, and it was determined that is more likely than not the indefinite-lived name license fair value was more than its carrying amount. Accordingly, no further analysis was required or performed.

Inventories

The Company's inventories are stated at the lower of cost or net realizable value and are accounted for on an average cost basis or a first-in, first-out cost basis. The cost of inventory includes the cost of material, labor, trucking and other equipment costs associated with procuring and transporting materials to HMA plants for production and delivery to customers. Inventories consist primarily of construction stone that has been removed from aggregates facilities and processed for future sale or internal use, raw materials including asphalt cement, and aggregates and millings that the Company expects to utilize on construction projects within one year. Inventories valued on the average cost basis totaled $95.8 million and $75.5 million at September 30, 2024 and 2023, respectively. Inventories valued on the first-in, first-out cost basis totaled $10.9 million and $8.5 million at September 30, 2024 and 2023, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and, where necessary, establish a valuation allowance. Valuation allowances are established to reduce deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized in future periods.

To assess this likelihood, we use historical three-year results of operations, estimates and judgments regarding our future taxable income and consider the jurisdiction in which the taxable income is generated to determine whether a valuation allowance is required. Such evidence can include our current financial position, results of operations, actual and forecasted results, the reversal of deferred tax liabilities, tax planning strategies and the current and forecasted business economics of our industry. Additionally, we record uncertain tax positions at their net recognizable amount, based on the amount that management deems is more likely than not to be sustained upon ultimate settlement with the tax authorities in jurisdictions in which we operate.

On the basis of our evaluations, at September 30, 2024 and 2023, no valuation allowance was recorded on our net deferred tax assets, and we had no material uncertain tax positions. If our estimates or assumptions regarding our current and deferred tax items are inaccurate or are modified, these changes could have potentially material impacts on our earnings.

Accrued Insurance Cost

We carry insurance policies to cover various risks, primarily including general liability, automobile liability and workers' compensation, under which we are liable to reimburse the insurance company for a portion of each claim paid. Since October 1, 2021, Construction Partners Risk Management, Inc., a captive insurance company and wholly owned subsidiary of the Company, has retained the first $1,000,000 per claim liability for each claim paid. Also effective October 1, 2021, we became a member of a group captive insurance company that retains the next $550,000 per claim liability for each claim paid. We utilize various primary and excess insurance companies to cover the liability for claims in excess of the retained amounts. Changes in loss assumptions caused by changes in actual experience would affect the assessment of the ultimate liability and could have an effect on our operating results and financial position up to $1,000,000 per occurrence for general liability, automobile liability and workers' compensation claims. Prior to October 1, 2021, the amount for which we were liable for general liability, automobile liability and workers' compensation claims ranged from $100,000 to $500,000 per occurrence. Management accrues insurance costs for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historic trends modified, if necessary, by recent events.

We provide employee medical insurance under policies that are both fixed-premium, fully-insured policies and self-insured policies that are administered by the insurance company. Under the self-insured policies, we are liable to reimburse the insurance company for actual claims paid plus an administrative fee. We purchase separate stop-loss insurance, which limits the individual participant claim loss to amounts ranging from $100,000 to $200,000.

Share-Based Payments and Other Equity Transactions

Our equity incentive plans are administered by the Compensation Committee of our board of directors. We account for awards issued under our equity incentive plan using a fair value-based method of accounting, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is typically the vesting period.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are exposed to interest rate risk on certain of our short- and long-term debt obligations used to finance our operations and acquisitions. We have SOFR-based floating rate borrowings under the Credit Agreements, which expose us to variability in interest payments due to changes in the reference interest rates. From time to time, we use derivative instruments as hedges against the impact of interest rate changes on future earnings and cash flows. We do not enter into such derivative instruments for speculative or trading purposes.

At September 30, 2024, we had a total of $515.0 million of variable rate borrowings outstanding. Holding other factors constant and absent the interest rate swap agreements described above, a hypothetical 1% change in our borrowing rates would result in a $5.2 million change in our annual interest expense based on our variable rate debt outstanding at September 30, 2024. The notional amount of the Company's outstanding interest rate swap contract at September 30, 2024 was $300.0 million. The maturity date of this swap is June 30, 2027, and the fair value of the outstanding swap contract was $11.6 million as of September 30, 2024.

The following table presents the future principal payment obligations, interest payments, and fair values associated with the Company's debt instruments assuming the Company's actual level of variable rate debt as of September 30, 2024 (in thousands).

| | For the Fiscal Year Ending September 30, | | | | | Fair |
	2025	2026	2027	Thereafter	Total	Value
Debt obligations						
Term Loan A	$ 26,563	$ 31,875	$ 333,750	$ —	$ 392,188	$ 392,188
Revolving Credit Facility	—	—	122,850	—	122,850	122,850
Interest payments [1]	33,406	31,435	22,196	—		

[1] Represents projected interest payments using the Company's September 2024 SOFR-based floating rate of 6.60%.

See also Note 20 - Fair Value Measurements and Note 21 - Investments in Derivative Instruments to the consolidated financial statements included in this report.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 49)	42
Consolidated Balance Sheets at September 30, 2024 and 2023	45
Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2024, 2023, and 2022	46
Consolidated Statements of Stockholders' Equity for the fiscal years ended September 30, 2024, 2023, and 2022	47
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2024, 2023, and 2022	48
Notes to Consolidated Financial Statements	49

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Construction Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Construction Partners, Inc. and its subsidiaries (the Company) as of September 30, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated November 25, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee of the board of directors and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Revenue Recognized Over Time Under Uncompleted Long-Term Construction Contracts

As described in Note 6 to the financial statements, the Company has recognized $2,496,230,000 of costs and estimated earnings to date on uncompleted contracts at September 30, 2024. As described in Note 1 to the financial statements, the Company recognizes revenue derived from long-term construction contracts over time as the Company satisfies the single performance obligation for each construction contract. Progress towards completion of the performance obligation of each long-term construction project is estimated using the input method, which is measured by the relationship of total costs incurred through the measurement date to total estimated costs required to complete the project (cost-to-cost input method). Recognition of revenue under uncompleted long-term construction contracts requires significant judgment by management, including measuring progress towards completion of the contract by estimating total costs expected to be incurred to complete the performance obligation of a contract.

We have identified the revenue recognized under long-term construction contracts that were uncompleted at September 30, 2024 as a critical audit matter because of the significant assumptions management makes in determining the amount of revenue to recognize prior to completion of the performance obligation of a contract. Auditing management's judgments related to measuring progress towards completion of the Company's long-term construction contracts through estimating total costs expected to be incurred to complete the performance obligation of the long-term contracts involved a high degree of auditor judgment and increased audit effort. Our audit procedures related to revenue recognized under uncompleted long-term construction contracts included the following, among others:

- We obtained an understanding of the relevant controls related to revenue recognized under long-term construction contracts and tested such controls for design and implementation, as well as operating effectiveness, including management's controls over the estimation of total contract costs to be incurred in order to complete the performance obligation of uncompleted contracts.
- We selected a sample of long-term construction contracts, and we performed the following:
  - Compared the current year costs incurred to prior year estimates of costs to complete, which involved comparing projects completed during the fiscal year with the estimates made as of the previous balance sheet date to evaluate management's ability to accurately estimate costs to complete the performance obligation of its long-term construction contracts.
  - Analyzed the estimated cost to complete and gross margins for uncompleted contracts by comparing the Company's three-year historical average gross margins by customer type to the estimated margin for uncompleted contracts at September 30, 2024.
  - Inquired with individuals outside of the accounting function, including project management teams and individuals responsible for oversight and satisfaction of the performance obligation, to obtain corroborating evidence regarding estimates of costs to complete and estimated gross margins on uncompleted contracts.
- Compared the costs and estimated earnings during the month immediately subsequent to the fiscal year end to costs and estimated earnings to date on uncompleted contracts at September 30, 2024,and, on a sample basis, inquired with individuals responsible for oversight and satisfaction of the performance obligation in the contracts in order to obtain corroborating evidence regarding estimated earnings on uncompleted contracts.

/s/ RSM US LLP

We have served as the Company's auditor since 2017.

Birmingham, Alabama
November 25, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Construction Partners, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited Construction Partners, Inc., and its subsidiaries' (the Company) internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes to the consolidated financial statements, and our report dated November 25, 2024, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Birmingham, Alabama
November 25, 2024

CONSTRUCTION PARTNERS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

		September 30,		
		2024		**2023**
ASSETS				
Current assets:				
Cash and cash equivalents	$	74,686	$	48,243
Restricted cash		1,998		837
Contracts receivable including retainage, net		350,811		303,704
Costs and estimated earnings in excess of billings on uncompleted contracts		25,966		27,296
Inventories		106,704		84,038
Prepaid expenses and other current assets		24,841		9,306
Total current assets		585,006		473,424
Property, plant and equipment, net		629,924		505,095
Operating lease right-of-use assets		38,932		14,485
Goodwill		231,656		159,270
Intangible assets, net		20,549		19,520
Investment in joint venture		84		87
Restricted investments		18,020		15,079
Other assets		17,964		32,705
Total assets	$	1,542,135	$	1,219,665
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	182,572	$	151,406
Billings in excess of costs and estimated earnings on uncompleted contracts		120,065		78,905
Current portion of operating lease liabilities		9,065		2,338
Current maturities of long-term debt		26,563		15,000
Accrued expenses and other current liabilities		42,189		31,534
Total current liabilities		380,454		279,183
Long-term liabilities:				
Long-term debt, net of current maturities and deferred debt issuance costs		486,961		360,740
Operating lease liabilities, net of current portion		30,661		12,649
Deferred income taxes, net		53,852		37,121
Other long-term liabilities		16,467		13,398
Total long-term liabilities		587,941		423,908
Total liabilities		968,395		703,091
Commitments and contingencies				
Stockholders' Equity:				
Preferred stock, par value $0.001; 10,000,000 shares authorized at September 30, 2024 and September 30, 2023 and no shares issued and outstanding		—		—
Class A common stock, par value $0.001; 400,000,000 shares authorized, 44,062,830 shares issued and 43,819,102 shares outstanding at September 30, 2024, and 43,760,546 shares issued and 43,727,680 shares outstanding at September 30, 2023		44		44
Class B common stock, par value $0.001; 100,000,000 shares authorized, 11,784,650 shares issued and 8,861,698 shares outstanding at September 30, 2024, and 11,921,463 shares issued and 8,998,511 shares outstanding at September 30, 2023		12		12
Additional paid-in capital		278,065		267,330
Treasury stock, Class A common stock, par value $0.001, at cost, 243,728 shares at September 30, 2024, and 32,866 shares at September 30, 2023		(11,490)		(178)
Treasury stock, Class B common stock, par value $0.001, at cost, 2,922,952 shares at September 30, 2024 and 2023		(15,603)		(15,603)
Accumulated other comprehensive income, net		7,502		18,694
Retained earnings		315,210		246,275
Total stockholders' equity		573,740		516,574
Total liabilities and stockholders' equity	$	1,542,135	$	1,219,665

See notes to consolidated financial statements.

CONSTRUCTION PARTNERS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	For the Fiscal Year Ended September 30,		
	2024	**2023**	**2022**
Revenues	$ 1,823,889	$ 1,563,548	$ 1,301,674
Cost of revenues	1,565,635	1,367,163	1,162,372
Gross profit	258,254	196,385	139,302
General and administrative expenses	(151,497)	(126,947)	(107,562)
Gain on sale of property, plant and equipment	4,483	7,048	3,673
Gain on facility exchange	—	5,389	—
Operating income	111,240	81,875	35,413
Interest expense, net	(19,071)	(17,346)	(7,701)
Other (expense) income	(70)	875	600
Income before provision for income taxes and earnings from investment in joint venture	92,099	65,404	28,312
Provision for income taxes	23,161	16,403	6,915
Loss from investment in joint venture	(3)	—	(21)
Net income	$ 68,935	$ 49,001	$ 21,376
Other comprehensive (loss) income, net of tax			
Unrealized (loss) gain on interest rate swap contract, net	(11,889)	1,297	18,091
Unrealized gain (loss) on restricted investments, net	697	(223)	(448)
Other comprehensive (loss) income, net	(11,192)	1,074	17,643
Comprehensive income	$ 57,743	$ 50,075	$ 39,019
Net income per share attributable to common stockholders:			
Basic	$ 1.33	$ 0.95	$ 0.41
Diluted	$ 1.31	$ 0.94	$ 0.41
Weighted average number of common shares outstanding:			
Basic	51,883,760	51,827,001	51,773,559
Diluted	52,574,503	52,260,206	51,957,420

See notes to consolidated financial statements.

CONSTRUCTION PARTNERS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock Class A Common Stock	Treasury Stock Class B Common Stock	Accumulated Other Comprehensive (Loss) Income, net	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance, September 30, 2021	36,600,639	$ 37	18,614,791	$ 19	$ 248,571	$ —	$ (15,603)	$ (23)	$ 175,898	$ 408,899
Conversion of Class B common stock to Class A common stock	4,338,924	4	(4,338,924)	(4)	—	—	—	—	—	—
Issuance of stock awards	256,167	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	8,000	—	—	—	—	8,000
Purchase of treasury stock	—	—	—	—	—	(39)	—	—	—	(39)
Other comprehensive income	—	—	—	—	—	—	—	17,643	—	17,643
Net income	—	—	—	—	—	—	—	—	21,376	21,376
Balance, September 30, 2022	41,195,730	41	14,275,867	15	256,571	(39)	(15,603)	17,620	197,274	455,879
Conversion of Class B common stock to Class A common stock	2,354,404	3	(2,354,404)	(3)	—	—	—	—	—	—
Issuance of stock awards	210,412	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	10,759	—	—	—	—	10,759
Purchase of treasury stock	—	—	—	—	—	(139)	—	—	—	(139)
Other comprehensive income	—	—	—	—	—	—	—	1,074	—	1,074
Net income	—	—	—	—	—	—	—	—	49,001	49,001
Balance, September 30, 2023	43,760,546	44	11,921,463	12	267,330	(178)	(15,603)	18,694	246,275	516,574
Conversion of Class B common stock to Class A common stock	136,813	—	(136,813)	—	—	—	—	—	—	—
Issuance of stock awards	165,471	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	10,735	—	—	—	—	10,735
Purchase of treasury stock	—	—	—	—	—	(11,312)	—	—	—	(11,312)
Other comprehensive (loss)	—	—	—	—	—	—	—	(11,192)	—	(11,192)
Net income	—	—	—	—	—	—	—	—	68,935	68,935
Balance, September 30, 2024	44,062,830	$ 44	11,784,650	$ 12	$ 278,065	$ (11,490)	$ (15,603)	$ 7,502	$ 315,210	$ 573,740

See notes to consolidated financial statements.

47

CONSTRUCTION PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Fiscal Year Ended September 30,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 68,935	$ 49,001	$ 21,376
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, accretion and amortization	92,920	79,100	65,730
Amortization of deferred debt issuance costs	362	299	216
Unrealized loss (gain) on derivative instruments	184	342	(382)
Provision (recovery) for bad debt	491	456	(947)
Gain on sale of property, plant and equipment	(4,483)	(7,048)	(3,673)
Gain on facility exchange	—	(5,389)	—
Realized losses on restricted investments	53	30	—
Share-based compensation expense	14,412	10,759	8,000
Loss (earnings) from investment in joint venture	3	—	21
Deferred income taxes	22,681	11,165	5,966
Other non-cash adjustments	(300)	(263)	40
Changes in operating assets and liabilities:			
Contracts receivable including retainage	(6,627)	(25,961)	(97,075)
Costs and estimated earnings in excess of billings on uncompleted contracts	5,531	2,573	(6,123)
Inventories	(15,480)	(7,320)	(17,513)
Prepaid expenses and other current assets	(13,015)	3,650	(4,912)
Other assets	(522)	(129)	(955)
Accounts payable	13,433	17,220	41,319
Billings in excess of costs and estimated earnings on uncompleted contracts	24,869	24,099	15,635
Accrued expenses and other current liabilities	4,828	2,340	(11,559)
Other long-term liabilities	804	2,233	1,334
Net cash provided by operating activities, net of acquisitions	209,079	157,157	16,498
Cash flows from investing activities:			
Purchases of property, plant and equipment	(87,930)	(97,810)	(68,851)
Proceeds from sale of property, plant and equipment	14,059	17,698	7,525
Proceeds from facility exchange	—	36,987	—
Business acquisitions, net of cash acquired	(231,777)	(91,787)	(128,568)
Proceeds from the sale of restricted investments	3,553	2,900	—
Purchases of restricted investments	(5,490)	(11,360)	(7,432)
Net cash used in investing activities	(307,585)	(143,372)	(197,326)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net of debt issuance costs	210,235	103,000	167,300
Principal payments of long-term debt	(72,813)	(103,125)	(8,125)
Purchase of treasury stock	(11,312)	(139)	(39)
Net cash provided by (used in) financing activities	126,110	(264)	159,136
Net change in cash, cash equivalents and restricted cash	27,604	13,521	(21,692)
Cash, cash equivalents and restricted cash:			
Beginning of year	49,080	35,559	57,251
End of year	$ 76,684	$ 49,080	$ 35,559
Supplemental cash flow information:			
Cash paid for interest	$ 21,680	$ 19,157	$ 9,289
Cash paid for income taxes	$ 5,447	$ 1,009	$ 1,372
Cash paid for operating lease liabilities	$ 6,874	$ 3,029	$ 2,396
Non-cash items:			
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 29,097	$ 3,109	$ 9,629
Property, plant and equipment financed with accounts payable	$ 7,227	$ 2,459	$ 2,587
Amounts (receivable) payable to sellers in business combinations	$ (153)	$ —	$ 664

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Business Description

Construction Partners, Inc. (the "Company") is a civil infrastructure company that specializes in the construction and maintenance of roadways across the Sunbelt in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas. Through its wholly-owned subsidiaries, the Company provides a variety of products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports and commercial and residential developments. The Company's primary operations consist of (i) manufacturing and distributing hot mix asphalt ("HMA") for both internal use and sales to third parties in connection with construction projects, (ii) paving activities, including the construction of roadway base layers and application of asphalt pavement, (iii) site development, including the installation of utility and drainage systems, (iv) mining aggregates, such as sand, gravel and construction stone, that are used as raw materials in the production of HMA and for sales to third parties, and (v) distributing liquid asphalt cement for both internal use and sales to third parties in connection with HMA production.

The Company was formed in 2007 by SunTx Capital Partners ("SunTx"), a private equity firm based in Dallas, Texas, as a holding company to facilitate an acquisition growth strategy in the HMA paving and construction industry.

Management's Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, stockholders' equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates are used in accounting for items such as recognition of revenues and cost of revenues, investments, mineral reserves, goodwill and other intangible assets, business acquisitions, valuation of operating lease right-of-use assets, allowance for credit losses, valuation allowances related to income taxes, accruals for potential liabilities related to lawsuits or insurance claims, asset retirement obligations, valuation of derivative instruments and valuation of equity-based compensation awards. Estimates are continually evaluated based on historical information and actual experience; however, actual results could differ from these estimates.

Note 2 - Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash consists principally of currency on hand and demand deposits at commercial banks. Cash equivalents are short-term, highly liquid securities that are both readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Cash equivalents include securities with original maturities of three months or less. The Company maintains demand accounts, money market accounts and certificates of deposit at several banks. From time to time, account balances have exceeded the maximum available federal deposit insurance coverage limit. The Company has not experienced any losses in such accounts and regularly monitors its credit risk.

Restricted Cash

Construction Partners Risk Management, Inc. (the "Captive"), a captive insurance company and wholly-owned subsidiary of the Company, provides general liability, automobile liability and workers' compensation insurance coverage to the Company and its subsidiaries. Restricted cash represents cash held in a fiduciary capacity by the Captive for the payment of casualty insurance claims. The Company had restricted cash of $2.0 million and $0.8 million at September 30, 2024 and 2023, respectively.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of such amounts shown in the Consolidated Statements of Cash Flows (unaudited, in thousands):

	September 30, 2024	September 30, 2023
Cash and cash equivalents	$ 74,686	$ 48,243
Restricted cash	1,998	837
Total cash, cash equivalents, and restricted cash	$ 76,684	$ 49,080

Restricted Investments

The Company's restricted investments consist of debt securities, which are held in a fiduciary capacity by the Captive for the payment of casualty insurance claims. The Company determines the classification of its securities at the time of purchase and re-evaluates the determination at each balance sheet date. The Company has classified securities held by the Captive as available-for-sale. As a result, these securities are carried at their fair value. Purchases and sales of debt securities are recorded on the trade date. Interest income on debt securities is recorded when earned using an effective yield method. Unrealized gains and losses are reported as components of accumulated other comprehensive income (loss), net. These securities have been classified as non-current assets based on their respective maturity dates and the Company's intent to reinvest sales proceeds into new restricted investments. The Company had restricted investments of $18.0 million and $15.1 million at September 30, 2024 and 2023, respectively.

The Company evaluates its available-for-sale debt securities quarterly to determine whether there has been a decline in the fair value below the amortized cost due to credit losses or other factors. This evaluation process entails judgement by the Company, and considers factors including the issuer's financial condition and near-term prospects, future economic conditions, interest rate changes and changes in the rating of the security. When the Company has determined that it intends to sell, or that it is more likely than not that the Company will be required to sell a security before it recovers its amortized cost basis above fair value, the individual security is written down to fair value, with a corresponding charge to "Other income" within the Consolidated Statements of Comprehensive Income. For available-for-sale debt securities that do not meet the intent impairment criteria but for which the Company has determined that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss allowance is recorded for the credit loss, limited by the amount by which the fair value is less than the amortized cost basis. For the fiscal years ended September 30, 2024 and 2023, the Company had no intent impairments or credit losses.

Contracts Receivable Including Retainage, Net

Contracts receivable are generally based on amounts billed and currently due from customers, amounts currently due but unbilled, and amounts retained by customers. It is common in the Company's industry for a small portion of either progress billings or the contract price, typically 10%, to be withheld by the customer until contracts are near completion or fully completed. Such amounts, defined as retainage, are included on the Consolidated Balance Sheets as "Contracts receivable including retainage, net." Based on the Company's experience with similar contracts in recent years, billings for such retainage balances are generally collected within one year of the completion of the project.

Contracts receivable including retainage, net is stated at the amount management expects to collect from outstanding balances. Management provides for uncollectible accounts through a charge to earnings and a credit to the allowance for credit losses based on its assessment of the current status of individual accounts, type of service performed, current economic conditions, historical losses and other information available to management. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for credit losses and an adjustment to the contract receivable.

Contract Assets and Contract Liabilities

Billing practices for the Company's contracts are governed by the contract terms of each project based on (i) progress toward completion approved by the owner, (ii) achievement of milestones or (iii) pre-agreed schedules. Billings do not necessarily correlate with revenues recognized under the cost-to-cost input method. The Company records contract assets and contract liabilities to account for these differences in timing.

The contract asset, "Costs and estimated earnings in excess of billings on uncompleted contracts", arises when the Company recognizes revenues for services performed under its construction projects, but the Company is not yet entitled to bill the customer under the terms of the contract. Amounts billed to customers are excluded from this asset and reflected on the Consolidated Balance Sheets as "Contracts receivable including retainage, net." Included in costs and estimated earnings on uncompleted contracts are amounts the Company seeks or will seek to collect from customers or others for (i) errors, (ii) changes in contract specifications or design, (iii) contract change orders in dispute, unapproved as to scope and price, or (iv) other customer-related causes of unanticipated additional contract costs (such as claims). Such amounts are recorded to the extent that the amount can be reasonably estimated and recovery is probable. Claims and unapproved change orders made by the Company may involve negotiation and, in rare cases, litigation. Unapproved change orders and claims also involve the use of estimates, and revenues associated with unapproved change orders and claims are included in the transaction price for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. The Company did not recognize any material amounts associated with claims and unapproved change orders during the periods presented.

The contract liability, "Billings in excess of costs and estimated earnings on uncompleted contracts", represents the Company's obligation to transfer goods or services to a customer for which the Company has been paid by the customer or for which the Company has billed the customer under the terms of the contract. Revenue for future services reflected in this account are recognized, and the liability is reduced, as the Company subsequently satisfies the performance obligation under the contract.

Costs and estimated earnings in excess of billings on uncompleted contracts and billings in excess of costs and estimated earnings on uncompleted contracts are typically resolved within one year and are not considered significant financing components.

Concentration of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of contracts receivable including retainage. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. The Company monitors concentrations of credit risk associated with these receivables on an ongoing basis. The Company has not historically experienced significant credit losses, due primarily to management's assessment of customers' credit ratings. The Company principally deals with recurring customers, state and local governments and well-known local companies whose reputations are known to management. The Company performs credit checks for significant new customers and generally requires progress payments for significant projects. The Company generally has the ability to file liens against the property if payments are not made on a timely basis. No single customer accounted for more than 10% of the Company's contracts receivable including retainage, net balance at September 30, 2024 or September 30, 2023.

Projects performed for various departments of transportation accounted for 40.7%, 36.2% and 36.8% of consolidated revenues for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Customers that accounted for more than 10% of consolidated revenues during any of the fiscal years ended September 30, 2024, 2023 and 2022 are presented below:

	% of Consolidated Revenues for the Fiscal Year Ended September 30,		
	2024	**2023**	**2022**
Alabama Department of Transportation	*	*	10.0%
Florida Department of Transportation	13.6%	10.7%	*
North Carolina Department of Transportation	*	10.5%	11.2%

* Less than 10%

Inventories

The Company's inventories are stated at the lower of cost or net realizable value and are accounted for on an average cost basis or a first-in, first-out cost basis. The cost of inventory includes the cost of material, labor, trucking and other equipment costs associated with procuring and transporting materials to HMA plants for production and delivery to customers. Inventories consist primarily of construction stone that has been removed from aggregates facilities and processed for future sale or internal use, raw materials including asphalt cement, and aggregates and millings that the Company expects to utilize on construction projects within one year. Inventories valued on the average cost basis totaled $95.8 million and $75.5 million, respectively, at September 30, 2024 and 2023. Inventories valued on the first-in, first-out cost basis totaled $10.9 million and $8.5 million, respectively, at September 30, 2024 and 2023.

Revenues from Contracts with Customers

The Company derives a significant portion of revenues from contracts with its customers, predominantly by performing construction services for both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports and commercial and residential developments. These projects are performed for a mix of federal, state, municipal and private customers. In addition, the Company generates revenues from the sale of construction materials, including HMA, aggregates, liquid asphalt and ready-mix concrete, to third-party public and private customers pursuant to contracts with those customers. The following table reflects, for the periods presented, (i) revenues generated from public infrastructure construction projects and the sale of construction materials to public customers and (ii) revenues generated from private infrastructure construction projects and the sale of construction materials to private customers.

	% of Consolidated Revenues for the Fiscal Year Ended September 30,		
	2024	**2023**	**2022**
Public	63.1%	63.0%	60.9%
Private	36.9%	37.0%	39.1%

Revenues derived from construction projects are recognized over time as the Company satisfies its performance obligations by transferring control of the asset created or enhanced by the project to the customer. Recognition of revenues for construction projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measuring progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and for measurement of progress toward completion. No material adjustments to a contract were noted in the fiscal years ended September 30, 2024, 2023 or 2022.

Management believes the Company maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Provisions are recognized for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion. When the Company incurs additional costs related to work performed by subcontractors, the Company may be able to utilize contractual provisions to back charge the subcontractors for those costs. A reduction to costs related to back charges is recognized when estimated recovery is probable and the amount can be reasonably estimated. Contract costs consist of (i) direct costs on contracts, including labor, materials, and amounts payable to subcontractors and (ii) indirect costs related to contract performance, such as insurance, employee benefits, and equipment (primarily depreciation, fuel, maintenance and repairs).

Progress toward completion is estimated using the input method, measured by the relationship of total cost incurred through the measurement date to total estimated costs required to complete the project (cost-to-cost method). The Company believes this method best depicts the transfer of goods and services to the customer because it represents satisfaction of the Company's performance obligation under the contract, which occurs as the Company incurs costs. The Company measures percentage of completion based on the performance of a single performance obligation under its construction projects. Each of the Company's construction contracts represents a single performance obligation to complete a defined construction project. This is because goods and services promised for delivery to a customer are not distinct, as the customer cannot benefit from any individual portion of the services on its own. All deliverables under a contract are part of a project defined by a customer and represent a series of integrated goods and services that have the same pattern of delivery to the customer and use the same measure of progress toward satisfaction of the performance obligation as the customer's asset is created or enhanced by the Company.

Revenue recognized during a reporting period is based on the cost-to-cost input method applied to the total transaction price, including adjustments for variable consideration, such as liquidated damages, penalties or bonuses, related to the timeliness or quality of project performance. The Company includes variable consideration in the estimated transaction price at the most likely amount to which the Company expects to be entitled or the most likely amount the Company expects to incur, in the case of liquidated damages or penalties. Such amounts are included in the transaction price for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. The Company accounts for changes to the estimated transaction price using a cumulative catch-up adjustment.

The majority of the Company's public construction contracts are fixed unit price contracts. Under fixed unit price contracts, the Company commits to providing materials or services required by a contract at fixed unit prices (for example, dollars per ton of asphalt placed). The Company's private customer contracts are primarily fixed total price contracts, also known as lump sum contracts, which require that the total amount of work be performed for a single price. Contract cost is recorded as incurred, and revisions in contract revenue and cost estimates are reflected in the accounting period when known. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract change orders, penalty provisions and final contract settlements, may result in revisions to estimated revenues and costs and are recognized in the period in which the revisions are determined.

Change orders are modifications of an original contract that effectively change the existing provisions of the contract and become part of the single performance obligation that is partially satisfied at the date of the contract modification. This is because goods and services promised under change orders are generally not distinct from the remaining goods and services under the existing contract, due to the significant integration of services performed in the context of the contract. Accordingly, change orders are generally accounted for as a modification of the existing contract and single performance obligation. The Company accounts for the modification using a cumulative catch-up adjustment. Either the Company or its customers may initiate change orders, which may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work.

Revenues derived from the sale of HMA, aggregates, ready-mix concrete, and liquid asphalt are recognized at a point in time, which is when control of the product is transferred to the customer. Generally, that point in time is when the customer accepts delivery at its facility or receives product in its own transport vehicles from one of the Company's HMA plants or aggregates facilities. Upon purchase, the Company generally provides an invoice or similar document detailing the goods transferred to the customer. The Company generally offers payment terms customary in the industry, which typically require payment ranging from point-of-sale to 30 days following purchase.

Fair Value Measurements

The Company measures and discloses certain financial assets and liabilities at fair value under Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements* ("Topic 820"). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company endeavors to utilize the best available information in measuring fair value.

The Company's financial instruments include cash and cash equivalents, restricted cash, contracts receivable including retainage, accounts payable and accrued expenses reflected as current assets and current liabilities on its Consolidated Balance Sheets at September 30, 2024 and 2023. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

The Company also has debt securities reflected as restricted investments on its Consolidated Balance Sheets at September 30, 2024 and 2023. These investments are adjusted to fair value at each balance sheet date and are considered Level 2 fair value measurements.

As of September 30, 2024, the Company also had a Term Loan A and a Revolving Credit Facility, each as defined and described in Note 11 - Debt. The carrying value of amounts outstanding under these credit facilities is reflected as long-term debt, net of current maturities and deferred debt issuance costs and current maturities of long-term debt on the Company's Consolidated Balance Sheets at September 30, 2024 and 2023. Due to the variable rate or short-term nature of these instruments, management considers their carrying value to approximate their fair value.

The Company also has derivative instruments. The fair value of commodity and interest rate swaps are based on forward and spot prices, as described in Note 20 - Fair Value Measurements.

Level 3 fair values are used to value acquired mineral reserves and leased mineral interests. The fair values of mineral reserves and leased mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows. The estimate of future cash flows is based on available historical information and forecasts determined by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price, volumes and expected profit margins, net of capital requirements. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would assume if purchasing the acquired business.

Management applies fair value measurement guidance to its impairment analysis for tangible and intangible assets, including goodwill.

Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost or, if acquired in connection with a business combination, at fair value, and depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements for operating leases are amortized over the lesser of the term of the related lease or the estimated useful lives of the improvements. Mineral reserves and mine development costs, including stripping costs incurred during the development stage of a mine, are depleted in accordance with the units-of-production method as aggregates are extracted, using the initial allocation of cost based on proven and probable reserves. Routine repair and maintenance costs are expensed as incurred. Asset improvements are capitalized at cost and amortized over the remaining useful life of the related asset.

The estimated useful lives of property, plant and equipment categories are as follows:

Category	Estimated Useful Life
Land and improvements	Land, unlimited; improvements, 15-25 years
Mineral reserves	Based on depletion
Buildings	5 - 39 years
Plants	3 - 20 years
Construction equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Leasehold improvements	The shorter of 15 years or the remaining lease term

Management periodically assesses the estimated useful life over which assets are depreciated, depleted or amortized. If the analysis warrants a change in the estimated useful life of property, plant and equipment, management will reduce the estimated useful life and depreciate, deplete or amortize the carrying value prospectively over the shorter remaining useful life.

The carrying amounts of assets sold or retired and the related accumulated depreciation are eliminated in the period of disposal, and the resulting gains and losses are included in the Company's Consolidated Statements of Comprehensive Income during the same period.

Impairment of Long-Lived Assets

The carrying value of property, plant and equipment and intangible assets subject to amortization is evaluated whenever events or changes in circumstances indicate that the carrying amount of such assets, or an asset group, may not be recoverable. Events or circumstances that might cause management to perform impairment testing include, but are not limited to, (i) a significant decrease in the market price of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset, (iv) an operating or cash flow performance combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of an asset, and (v) an expectation that an asset will be disposed of significantly before the end of its previously estimated useful life. If indicators of potential impairment are present, management performs a recoverability test and, if necessary, records an impairment loss. If the total estimated future undiscounted cash flows to be generated from the use and ultimate disposition of an asset or asset group is less than its carrying value, an impairment loss is recorded in the Company's Consolidated Statements of Comprehensive Income, measured as the amount required to reduce the carrying value to fair value. Fair value is determined in accordance with the best available information based on the hierarchy described under "Fair Value Measurements" above. For example, the Company would first seek to identify quoted prices or other observable market data. If observable data is not available, management would apply the best available information under the circumstances to a technique, such as a discounted cash flow model, to estimate fair value. Impairment analysis involves estimates and the use of assumptions in connection with judgments made in forecasting long-term estimated inflows and outflows resulting from the use and ultimate disposition of an asset, and determining the ultimate useful lives of assets. Actual results may differ from these estimates using different assumptions, which could materially impact the results of an impairment assessment.

Segment Reporting and Reporting Units

As of September 30, 2024, the Company operated in Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee through its wholly-owned subsidiaries. Each of the Company's platform operating companies engages in essentially the same business, which consists primarily of infrastructure and road construction.

Management has determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. In particular, management assessed the discrete financial information routinely reviewed by the Company's chief operating decision maker ("CODM"), its Chief Executive Officer, to monitor the Company's operating performance and support decisions regarding allocation of resources to its operations. Specifically, performance is continuously monitored at the consolidated level and as necessary at the individual contract level to timely identify deviations from expected results. Resource allocations are based on the capacity of the Company's operating facilities to pursue new project opportunities, including reallocation of assets that are underutilized from time to time at a certain operating facility to another operating facility where additional resources might be required to fully meet demand. Other factors further supporting this conclusion include substantial similarities throughout all of the Company's operations with respect to services provided, type of customers, sourcing of materials and manufacturing and delivery methodologies.

Management further determined that, based on their economic similarities, the Company's operating subsidiaries, representing components, should be aggregated into one reporting unit for purposes of assessing potential impairment of goodwill in accordance with ASC Topic 350, *Intangibles — Goodwill and Other*. These legal entities represent acquisitions that occurred over time pursuant to the Company's strategic growth strategy. Each operating subsidiary is managed by its president, who has primary responsibility for the respective operating subsidiary. These presidents are directly accountable to the CODM and maintain regular contact with the CODM as a team to discuss operating activities, financial results, forecasts, and operating plans for the Company's single operating segment.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and liabilities assumed in business combinations. Other intangible assets consist of an indefinite-lived trade name license in connection with a business acquired, and finite-lived assets, including a non-compete agreement, customer relationships and construction backlog, each acquired in business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, management evaluates whether events and circumstances continue to support an indefinite useful life. Judgments regarding indicators of potential impairment are based on market conditions and operational performance of the business.

Annually, on the first day of the Company's fourth fiscal quarter, management performs an analysis of the carrying value of goodwill at its reporting unit for potential impairment. In accordance with GAAP, the Company may assess its goodwill for impairment initially using a qualitative approach to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If management concludes, based on its assessment of relevant events, facts and circumstances, that it is more likely than not that a reporting unit's carrying value is greater than its fair value, then a quantitative analysis will be performed to determine whether there is any impairment. The Company may also elect to initially perform a quantitative analysis instead of starting with a qualitative assessment. Because the Company has only one reporting unit, a market capitalization calculation can be performed as the first step of the quantitative assessment by comparing the book value of the Company's stock (determined by reference to the Company's stockholders' equity) to the fair value of a share of the Company's stock. If the fair value of the stock is greater than the book value of the stock, goodwill is deemed not to be impaired, and no further testing is required. If the fair value is less than the book value, then the Company must take a second step to determine the impairment amount, as described below.

The second step requires comparing the carrying value of a reporting unit, including goodwill, to its fair value, typically using the multiple period discounting method under the income approach and market approach. The income approach uses a discounted cash flow model, which involves significant estimates and assumptions, including preparation of revenues and profitability growth forecasts, selection of a discount rate, and selection of a terminal year multiple, to estimate fair value. The market approach could include applying a control premium to the market price of the Company's common stock or utilizing guideline public company multiples. Management's assessment of facts and circumstances at each analysis date could cause these assumptions to change. If the fair value of the respective reporting unit exceeds its carrying amount, goodwill is not considered to be impaired, and no further testing is required. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge is recorded to write down goodwill in the Company's Consolidated Statements of Comprehensive Income.

The Company performed a quantitative assessment of goodwill using the market capitalization calculation for fiscal years 2024 and 2023 and determined that the fair value of its reporting unit exceeded its carrying value, and thus concluded that the carrying value of goodwill was not impaired as of each goodwill impairment test date, which is July 1 of the applicable year. Accordingly, no further analysis was required or performed.

Management also annually assesses the carrying value of the Company's indefinite-lived intangible assets other than goodwill on the first day of the fiscal fourth quarter. The Company performed a qualitative impairment assessment of its indefinite-lived trade name licenses. The qualitative assessment did not identify indicators of impairment, and it was determined that more likely than not the indefinite-lived trade name license fair value was more than its carrying amount. Accordingly, no further analysis was required or performed.

Deferred Financing Costs

Costs directly associated with obtaining debt financing are capitalized upon the issuance of long-term debt and amortized over the term of the related debt agreement. Unamortized amounts are presented on the Consolidated Balance Sheets as a direct deduction from the carrying amount of the related long-term debt liability. Loan issuance costs associated with the Revolving Credit Facility are presented as a component of other assets. Loan issuance costs incurred in connection with the Revolving Credit Facility are amortized using the straight-line method over the term of the Revolving Credit Facility.

Income Taxes

The provision for income taxes includes federal and state income taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which the temporary differences are expected to be reversed or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Management evaluates the realization of deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred tax assets and deferred tax liabilities are presented on a net basis by taxing authority and classified as non-current on the Consolidated Balance Sheets.

The Company recognizes the financial statement benefit of the Company's tax positions that are at least more likely than not to be sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not to be sustained upon audit, management accrues the largest amount of the benefit that is more likely than not to be sustained. The Company classifies income tax-related interest and penalties as interest expense and other expenses, respectively. Refer to Note 15 - Provision for Income Taxes for further information regarding the Company's federal and state income taxes.

Equity-Based Incentive Plans

Compensation costs related to equity-classified share-based awards are recognized in the consolidated financial statements based on grant date fair value. Compensation cost for graded-vesting awards is recognized ratably over the respective vesting periods.

Accrued Insurance Costs

The Company carries insurance policies to cover various risks, primarily including general liability, automobile liability and workers' compensation, under which it is liable to reimburse the insurance company for a portion of each claim paid. Since October 1, 2021, the Captive has retained liability for the first $1,000,000 of each claim paid. Also since October 1, 2021, the Company has been a member of CIRCA, Limited, a group captive insurance company, that retains the next $550,000 per claim liability for each claim paid. The Company utilizes various primary and excess insurance companies to cover the liability for claims in excess of the retained amounts. Changes in loss assumptions caused by changes in actual experience would affect the assessment of the ultimate liability and could have an effect on the Company's operating results and financial position. Management accrues insurance costs for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historical trends modified, if necessary, by recent events.

The Company provides employee medical insurance under policies that are both fixed-premium, fully-insured policies and self-insured policies that are administered by the insurance company. Under the self-insured policies, the Company is liable to reimburse the insurance company for actual claims paid plus an administrative fee. The Company purchases separate stop-loss insurance that limits the individual participant claim loss to amounts ranging from $100,000 to $200,000.

In addition to the retention items noted above, the Company's insurance provider requires the Company to maintain a standby letter of credit. This letter of credit serves as a guarantee to pay the Company's insurance provider the incurred claim costs attributable to general liability, workers' compensation and automobile liability claims, up to the amount stated in the standby letter of credit, in the event that these claims are not paid by the Company (see Note 18 - Commitments and Contingencies).

Warranties

For some contracts, the Company is required to furnish a warranty that is usually one year in length. Because of the nature of these contracts, including contract owner inspections of the work both during construction and prior to acceptance, the Company has not experienced significant warranty costs for these short-term warranties and, therefore, has not established an accrual of these costs. Certain contracts carry longer warranty periods, for which the Company has accrued an estimate of warranty costs. The warranty liability is estimated based on the Company's experience with the specific type of construction work and was not significant as of September 30, 2024 or 2023.

Earnings per Share

Basic net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per common share attributable to common stockholders is the same as basic net income per share attributable to common stockholders, but includes dilutive unvested stock awards using the treasury stock method.

Stripping Costs

Stripping costs are costs incurred for the removal of overburden or waste materials for the purpose of obtaining access to aggregate materials that will be commercially produced.

Stripping costs incurred during the development stage of a mine (pre-production stripping) are capitalized and reported within property, plant and equipment, net in the Company's Consolidated Balance Sheets. Capitalized pre-production stripping costs are depleted in accordance with the units-of-production method as aggregates are extracted, once the mine is no longer in the development stage. Pre-production stripping costs included in property, plant and equipment were $1.7 million and $0.8 million, respectively, as of September 30, 2024 and 2023.

Stripping costs incurred during the production phase of a mine are variable production costs and are included in the costs of the inventory produced during the period that the stripping costs are incurred. The production phase of a mine is deemed to begin when saleable minerals are extracted, regardless of the level of production. However, the production phase does not commence with the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to aggregate materials. Stripping costs considered as production costs and included in the costs of inventory produced for the fiscal years ended September 30, 2024, 2023 and 2022 were $3.2 million, $3.1 million and $1.7 million, respectively.

Asset Retirement Obligations

Asset retirement obligations ("AROs") are legal obligations associated with the retirement of tangible long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets. The ARO is recognized at its estimated fair value in the period in which it is incurred. These obligations generally include the estimated net future costs of dismantling, restoring and reclaiming operating mines and related mine sites, in accordance with federal, state, local regulatory and land lease agreement requirements. Upon initial recognition of a liability, the associated asset retirement costs are capitalized as part of the related long-lived asset and depreciated over the estimated useful life of the related asset. The liability is accreted over time through charges to earnings. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs. If the ARO is settled for an amount other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement. The Company reviews, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at each mine site in accordance with ASC guidance for accounting for reclamation obligations.

To determine the fair value of the AROs, the Company estimates the cost for a third party to perform the legally required reclamation activities including a reasonable profit margin. This cost is then increased for future estimated inflation based on the estimated years to complete and discounted to fair value using present value techniques with a credit-adjusted, risk-free rate. See Note 23 - Asset Retirement Obligations.

Right of Use Assets and Lease Liabilities

At the inception of a contractual arrangement, the Company determines whether a contract contains a lease by assessing whether the contract conveys to the Company the right to control the use of an identified asset in exchange for consideration over a period of time. Leases are recognized in accordance with ASC Topic 842, *Leases* ("Topic 842").

The Company measures and records an operating lease liability equal to the present value of the future lease payments. Because most of the Company's leases do not provide an implicit rate, the Company's incremental borrowing rate is used in determining the present value of lease payments. The amount of the operating lease right-of-use asset consists of: (i) the amount of the initial measurement of the operating lease liability; (ii) any lease payments made at or before the commencement date, minus any lease incentives received, and (iii) any initial direct costs incurred. The present value calculation may account for an option to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Within the provisions of certain leases, there are escalations in payments over the base lease term, which have been reflected in lease expense on a straight-line basis for operating leases over the expected lease term. A portion of the Company's lease contracts contain the option to extend or renew. The Company assesses these options for individual leases in determining the initial measurement of the operating lease liability.

The Company has elected not to apply the recognition requirements of Topic 842 to short-term leases (those with terms of 12 months or less) or leases to explore for or use minerals. Instead, for these types of leases, the Company recognizes lease expense in the Consolidated Statements of Comprehensive Income on a straight-line basis over the lease term.

Comprehensive Income

The Company reports comprehensive income in its Consolidated Statements of Comprehensive Income and Consolidated Statements of Stockholders' Equity. Comprehensive income consists of two subsets: net income and other comprehensive income ("OCI"). OCI includes adjustments for changes in fair value of an interest rate swap contract derivative and available-for-sale restricted investments. For additional information about comprehensive income, see Note 22 - Other Comprehensive Income (Loss).

Business Acquisitions

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations* ("Topic 805"), which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values, other than leases acquired in connection with business combinations, which are recorded based on Topic 842, and contract assets and liabilities acquired in connection with business combinations, which are recorded based on ASC Topic 606, *Revenue from Contracts with Customers*. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

Determining the fair values of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions. The Company engages third-party appraisal firms when appropriate to assist in the fair value determination of assets acquired and liabilities assumed. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

The Company may adjust the amounts recognized in an acquisition during a measurement period not to exceed one year from the date of acquisition. Any such adjustments are the result of subsequently obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to goodwill, if any, recognized in the transaction. The cumulative impact of measurement period adjustments on depreciation, amortization and other income statement items are recognized in the period the adjustment is determined.

Note 3 - Accounting Standards

Recently Adopted Accounting Pronouncements

The Company monitors all Accounting Standards Update ("ASU") issued by the Financial Accounting Standards Board ("FASB") and other authoritative guidance. There are no recently issued accounting pronouncements that are expected to have a material impact on the Company's financial statements.

Accounting Standards Pending Adoption

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting - Improvements to Reportable Segment Disclosures," which requires enhanced disclosures related to significant segment expenses and a description of how the chief operating decision maker utilizes segment operating profit or loss to assess segment performance. The new standard is effective for fiscal years beginning after December 15, 2023 and is to be applied retrospectively. The Company does not expect ASU 2023-07 to have a material impact on the Company's financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes - Improvements to Income Tax Disclosures," which requires disclosure of specific categories and disaggregation of information in the rate reconciliation table and expands disclosures related to income taxes paid. The new standard is effective for fiscal years beginning after December 15, 2024 and is to be applied prospectively. The Company does not expect ASU 2023-09 to have a material impact on the Company's financial statements and disclosures.

Note 4 - Business Acquisitions

During the fiscal year ended September 30, 2024, the Company and its subsidiaries made the following business acquisitions:

On October 2, 2023, the Company acquired substantially all of the assets of Hubbard Paving & Grading, Inc., an asphalt and paving company headquartered in Walhalla, South Carolina, for $3.0 million. This transaction added an HMA plant and expanded the Company's service capabilities in the Upstate region of South Carolina.

On November 1, 2023, the Company acquired three HMA plants and certain related assets from Reeves Construction Company for $18.3 million. This transaction added HMA plants in Concord, North Carolina and Rock Hill and McConnells, South Carolina.

On December 29, 2023, the Company acquired all of the issued and outstanding membership interests of SJ&L General Contractor, LLC ("SJ&L"), an HMA and sitework company headquartered in Huntsville, Alabama, for $57.1 million. This transaction expanded the Company's service capabilities in the Huntsville, Alabama metro area. In connection with this acquisition, the Company issued awards under the 2018 Equity Incentive Plan (defined below) to a certain key former employee of SJ&L who became a consultant to the Company consisting of 22,791 shares of restricted Class A common stock having an aggregate grant date fair value of $1.0 million. The Company also entered into a five-year non-compete agreement with a key former employee of SJ&L who became an employee of the Company providing for cash payments totaling $1.9 million, payable in ten equal payments on each six-month anniversary of the closing of the acquisition.

On January 2, 2024, the Company acquired substantially all of the assets of Littlefield Construction Company, a soil base, surface treatment and sitework company headquartered in Waycross, Georgia, for $6.5 million. This transaction expanded the Company's service capabilities in the Waycross, Georgia area.

On May 1, 2024, the Company acquired certain assets of Sunbelt Asphalt Surfaces, Inc. ("Sunbelt Asphalt"), an asphalt paving company headquartered in Auburn, Georgia, for $29.2 million. The transaction added an HMA plant and a greenfield plant site in northeastern Georgia. In connection with this acquisition, the Company issued awards under the 2018 Equity Incentive Plan (defined below) to certain key former employees of Sunbelt Asphalt who became employees of the Company consisting of (i) 30,000 shares of restricted Class A common stock having an aggregate grant date fair value of $1.5 million and (ii) performance stock awards representing a target of 30,000 shares of Class A common stock having an aggregate grant date fair value of $1.5 million.

On June 3, 2024, the Company acquired substantially all of the assets of Hudson Paving, Inc., an asphalt and paving company headquartered in Rockingham, North Carolina, for $19.1 million. This transaction added an HMA plant and expanded the Company's service capabilities in the Sandhills region of North Carolina.

On August 1, 2024, the Company acquired substantially all of the assets of Robinson Paving Company, headquartered in Columbus, Georgia, for $59.5 million. This transaction added three HMA plants and expanded the Company's service capabilities in Columbus, Georgia and surrounding areas.

On September 10, 2024, the Company acquired substantially all of the assets of John G. Walton Construction Company, Inc., headquartered in Mobile, Alabama, for $38.9 million. This transaction added an HMA plant and expanded the Company's service capabilities in the greater Mobile and southwestern Alabama market area.

Combined Acquisitions During the Fiscal Year Ended September 30, 2024

The above-referenced acquisitions were accounted for as business combinations in accordance with Topic 805. The Company consulted with independent third parties to assist in the valuation process. Total consideration transferred for these eight acquisitions was $231.7 million as of September 30, 2024.

Identifiable assets acquired and liabilities assumed were recorded at their estimated fair values based on the methodologies described under Business Acquisitions in Note 2 - Significant Accounting Policies. The amount of the purchase price exceeding the net fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill in the aggregate amount of $71.0 million for these eight acquisitions, which is deductible for income tax purposes. Goodwill primarily represents the assembled workforce and synergies expected to result from the acquisitions.

The results of operations attributable to these acquisitions are included in the Company's Consolidated Statements of Comprehensive Income for the fiscal year ended September 30, 2024, from their respective acquisition dates forward. The Company records certain costs to effect acquisitions as they are incurred, which are reflected in general and administrative expenses on the Company's Consolidated Statements of Comprehensive Income in the amounts of $1.5 million, $0.3 million, and $0.8 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

There are certain acquisitions with provisional estimates that are subject to finalization due to the recent timing of the acquisitions, status of valuations and finalization of working-capital agreements. These estimates are subject to revision, which may result in adjustments to the values presented below. The Company will finalize these amounts within 12 months from the respective acquisition dates.

The following table summarizes the consideration for the aforementioned acquisitions and the amounts of identified assets acquired and liabilities assumed as of September 30, 2024 (in thousands):

	Acquisitions (Final)	SJ&L General Contractor, LLC Acquisition (Provisional)	Sunbelt Asphalt Surfaces, Inc. Acquisition (Provisional)	Hudson Paving, Inc. Acquisition (Provisional)	Robinson Paving Company Acquisition (Provisional)	John G. Walton Construction Company, Inc. Acquisition (Provisional)	Total
Contracts receivable including retainage	$ —	$ 16,006	$ 6,645	$ 6,222	$ 7,600	$ 4,565	$ 41,038
Cost and estimated earnings in excess of billings on uncompleted contracts	—	309	365	506	2,738	284	4,202
Inventories	2,530	214	354	459	1,887	1,742	7,186
Prepaid expenses and other current assets	943	644	30	100	—	854	2,571
Property, plant and equipment	15,877	35,361	13,245	11,604	33,237	24,994	134,318
Operating lease right-of-use assets	548	157	438	—	38	—	1,181
Deferred tax assets	36	1,820	—	—	—	—	1,856
Intangible assets	258	220	1,400	—	1,300	—	3,178
Total assets	20,192	54,731	22,477	18,891	46,800	32,439	195,530
Accounts payable	—	(3,166)	(1,443)	(3,057)	(2,854)	(2,445)	(12,965)
Billings in excess of costs and estimated earnings on uncompleted contracts	—	(6,380)	(650)	(1,957)	(2,672)	(3,608)	(15,267)
Accrued expenses and other current liabilities	(681)	(3,816)	(43)	(125)	(297)	—	(4,962)
Operating lease liabilities	(548)	(157)	(438)	—	(38)	—	(1,181)
Other long-term liabilities	(418)	—	—	—	—	—	(418)
Total liabilities	(1,647)	(13,519)	(2,574)	(5,139)	(5,861)	(6,053)	(34,793)
Goodwill	9,304	15,857	9,268	5,396	18,600	12,529	70,954
Total cash consideration transferred	27,849	57,069	28,655	18,714	60,301	39,256	231,844
Total consideration (receivable) payable	—	—	516	434	(762)	(341)	(153)
Total purchase price	$ 27,849	$ 57,069	$ 29,171	$ 19,148	$ 59,539	$ 38,915	$ 231,691

The fair value of the financial assets acquired includes contracts receivables including retainage with an estimated fair value $41.0 million, which is the same amount as the gross amount due under the contracts. There is no amount that is expected to be uncollectible. The Consolidated Statement of Comprehensive Income for the fiscal year ended September 30, 2024 includes $119.2 million of revenue and $4.5 million of net income attributable to the operations of the businesses acquired during the 2024 fiscal year from their respective acquisition dates through September 30, 2024.

The following table presents pro forma revenues and net income as though the fiscal year 2024 acquisitions had occurred on October 1, 2022 (unaudited, in thousands):

| | For the Fiscal Year Ended September 30, | |
	2024	2023
Pro forma revenues	$ 1,992,037	$ 1,846,235
Pro forma net income	$ 79,428	$ 58,912

Pro forma financial information is presented as if the operations of the acquisitions had been included in the consolidated results of the Company since October 1, 2022, and gives effect to transactions that are directly attributable to the acquisitions, including adjustments to:

(a) Include the pro forma results of operations of the acquisitions for the fiscal years ended September 30, 2024 and 2023.

(b) Include additional depreciation and depletion expense related to the fair value of acquired property, plant and equipment and reserves at aggregates facilities, as applicable, as if such assets were acquired on October 1, 2022 and consistently applied to the Company's depreciation and depletion methodologies.

(c) Include interest expense under the Revolving Credit Facility, as if the funds borrowed to finance the purchase price were borrowed on October 1, 2022. Interest expense calculations further assume that no principal payments were made during the period from October 1, 2022 through September 30, 2024, and that the interest rate in effect on the date the Company made the acquisitions was in effect for the period from October 1, 2022 through September 30, 2024.

(d) Exclude acquisition-related expenses from the fiscal year ended September 30, 2024, as though such expenses were incurred prior to the pro forma acquisition date of October 1, 2022.

Pro forma information is presented for informational purposes and may not be indicative of revenue or net income that would have been achieved if these acquisitions had occurred on October 1, 2022.

Combined Acquisitions During the Fiscal Year Ended September 30, 2023

The following table summarizes the finalized consideration for the combined acquisitions during the fiscal year ended September 30, 2023, and the amounts of identified assets acquired and liabilities assumed (in thousands):

	Provisional amounts as of September 30, 2023	Finalized amounts as of September 30, 2024
Cash and cash equivalents	$ 33	$ 33
Contracts receivable including retainage	12,991	12,924
Cost and estimated earnings in excess of billings on uncompleted contracts	598	598
Inventories	3,088	3,088
Prepaid expenses and other current assets	799	799
Property, plant and equipment	45,937	45,937
Deferred tax assets	—	488
Intangible assets	5,900	5,900
Operating lease right-of-use assets	433	433
Total assets	69,779	70,200
Accounts payable	3,718	3,718
Billings in excess of costs and estimated earnings on uncompleted contracts	2,329	3,354
Accrued expenses and other current liabilities	895	1,790
Operating lease liabilities	433	433
Total liabilities	7,375	9,295
Goodwill	29,589	31,021
Total purchase price	$ 91,993	$ 91,926

During the year ended September 30, 2024, goodwill increased by $1.4 million for measurement period adjustments for acquisitions completed during the fiscal year ended September 30, 2023.

Note 5 - Contracts Receivable Including Retainage, net

Contracts receivable including retainage, net consisted of the following at September 30, 2024, 2023, and 2022 (in thousands):

	September 30,					
	2024		**2023**		**2022**	
Contracts receivable	$	299,156	$	251,324	$	221,566
Retainage		52,728		53,286		44,253
		351,884		304,610		265,819
Allowance for credit losses		(1,073)		(906)		(612)
Contracts receivable including retainage, net	$	350,811	$	303,704	$	265,207

The following is a summary of changes in the allowance for credit losses balance during the fiscal years ended September 30, 2024, 2023, and 2022 (in thousands):

	For the Fiscal Year Ended September 30,					
	2024		**2023**		**2022**	
Balance at beginning of period	$	906	$	612	$	1,926
Charged (credited) to bad debt expense		491		456		(947)
Write-off of contracts receivable including retainage		(324)		(162)		(367)
Balance at end of period	$	1,073	$	906	$	612

Retainage receivables are amounts earned by the Company but held by customers until contracts are near completion or fully completed.

Note 6 - Contract Assets and Liabilities

Costs and estimated earnings compared to billings on uncompleted contracts at September 30, 2024, 2023, and 2022 consisted of the following (in thousands):

| | September 30, | | |
	2024	2023	2022
Costs on uncompleted contracts	$ 2,224,511	$ 1,831,106	$ 1,520,510
Estimated earnings to date on uncompleted contracts	271,719	194,760	146,459
	2,496,230	2,025,866	1,666,969
Billings to date on uncompleted contracts	(2,590,329)	(2,077,475)	(1,690,175)
Net billings in excess of costs and estimated earnings on uncompleted contracts	$ (94,099)	$ (51,609)	$ (23,206)

Significant changes to balances of costs and estimated earnings in excess of billings (contract asset) and billings in excess of costs and estimated earnings (contract liability) on uncompleted contracts from September 30, 2022 to September 30, 2024 are presented below (in thousands):

	Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts	Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts	Net Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts
September 30, 2022	$ 29,271	$ (52,477)	$ (23,206)
Changes in revenue billed, contract price or cost estimates	(1,975)	(26,428)	(28,403)
September 30, 2023	27,296	(78,905)	(51,609)
Changes in revenue billed, contract price or cost estimates	(1,330)	(41,160)	(42,490)
September 30, 2024	$ 25,966	$ (120,065)	$ (94,099)

As work is performed, revenue is recognized and the corresponding liability balance of billings in excess of costs and estimated earnings on uncompleted contracts is reduced. During the years ended September 30, 2024 and 2023 and 2022, the Company recognized revenue of $78.9 million, $52.5 million and $33.7 million, respectively, that was included in the billings in excess of costs and estimated earnings on uncompleted contracts liability balance at September 30, 2023, 2022 and 2021, respectively.

At September 30, 2024, the Company had unsatisfied or partially unsatisfied performance obligations under construction project contracts representing approximately $1.48 billion in aggregate transaction price. The Company expects to earn revenue as it satisfies the performance obligations under those contracts in the amount of approximately $1.18 billion during the fiscal year ending September 30, 2025, and approximately $0.30 billion thereafter.

Note 7 - Other Assets

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at September 30, 2024 and 2023 (in thousands):

| | September 30, | |
	2024	2023
Prepaid expenses	$ 10,170	$ 4,274
Other current assets	14,671	5,032
Total prepaid expenses and other current assets	$ 24,841	$ 9,306

Other assets consisted of the following at September 30, 2024 and 2023 (in thousands):

	September 30,		
	2024		**2023**
Interest rate swap contract	$	11,646	$	26,909
Notes receivable		618		871
Other assets		5,700		4,925
Total other assets	$	17,964	$	32,705

Note 8 - Property, Plant and Equipment

Property, plant and equipment at September 30, 2024 and 2023 consisted of the following (in thousands):

	September 30,		
	2024		**2023**
Construction equipment	$	570,044	$	447,467
Plants		255,214		208,708
Land and improvements		94,182		76,396
Mineral reserves		69,334		69,405
Buildings		39,838		36,885
Furniture and fixtures		8,616		7,538
Leasehold improvements		1,268		1,268
Total property, plant and equipment, gross		1,038,496		847,667
Accumulated depreciation, depletion and amortization		(426,842)		(358,462)
Construction in progress		18,270		15,890
Total property, plant and equipment, net	$	629,924	$	505,095

Depreciation, depletion and amortization expense related to property, plant and equipment for the fiscal years ended September 30, 2024, 2023 and 2022 was $92.6 million, $80.0 million and $68.9 million, respectively.

Mineral reserves, net of accumulated depletion, as of September 30, 2024 and 2023 were $62.1 million and $63.6 million, respectively. These amounts include $1.4 million and $1.5 million of asset retirement obligation assets, net of accumulated depletion associated with active mining operations as of September 30, 2024 and 2023, respectively, and $1.7 million and $0.8 million of capitalized stripping costs, net of accumulated depletion associated with development stage mining operations as of September 30, 2024 and 2023, respectively.

Note 9 - Goodwill and Other Intangible Assets

The following presents goodwill activity during the fiscal years ended September 30, 2024 and 2023 (in thousands):

Balance at September 30, 2022	$	129,465
Additions		29,589
Dispositions		(2,383)
Measurement period adjustments		2,599
Balance at September 30, 2023		159,270
Additions		70,954
Measurement period adjustments		1,432
Balance at September 30, 2024	$	231,656

The additions in goodwill as of September 30, 2024 compared to September 30, 2023 were attributable to $71.0 million for business acquisitions (see Note 4 - Business Acquisitions) completed during the fiscal year ended September 30, 2024 and an increase of $1.4 million for measurement period adjustments that were finalized for acquisitions completed during the fiscal year ended September 30, 2023.

A summary of other intangible assets at September 30, 2024 and 2023 is as follows (in thousands):

			September 30,					
			2024			2023		
	Weighted Average Life	Gross Value	Accumulated Amortization	Net Book Value	Gross Value	Accumulated Amortization	Net Book Value	
Indefinite-lived:								
Trade name licenses	Indefinite	$ 5,300	N/A	$ 5,300	$ 5,300	N/A	$ 5,300	
Finite-lived:								
Customer relationship	13 years	15,673	(3,806)	11,867	14,745	(2,598)	12,147	
Other	6 years	5,670	(2,288)	3,382	3,420	(1,347)	2,073	
Total intangible assets		$ 26,643	$ (6,094)	$ 20,549	$ 23,465	$ (3,945)	$ 19,520	

The change in gross value of other intangible assets as of September 30, 2024 compared to September 30, 2023 is attributable to $3.2 million of business acquisitions (see Note 4 - Business Acquisitions) completed during the fiscal year ended September 30, 2024, and the weighted average life of the acquired intangible assets is six years.

Total amortization expense related to finite-lived intangible assets was $2.2 million, $2.4 million and $0.8 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Estimated future total amortization expense related to finite-lived intangible assets is as follows (in thousands):

Fiscal Year	Estimated Amortization Expense
2025	$ 2,202
2026	2,006
2027	1,857
2028	1,566
2029	1,418
Thereafter	6,200
Total	$ 15,249

Note 10 - Liabilities

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at September 30, 2024 and 2023 (in thousands):

	September 30,			
	2024		2023	
Accrued payroll and benefits	$	25,322	$	18,132
Accrued insurance costs		7,838		4,843
Other current liabilities		9,029		8,559
Total accrued expenses and other current liabilities	$	42,189	$	31,534

Other Long-Term Liabilities

Other long-term liabilities consisted of the following at September 30, 2024 and 2023 (in thousands):

	September 30,			
	2024		2023	
Accrued insurance costs	$	11,757	$	10,561
Other		4,710		2,837
Total other long-term liabilities	$	16,467	$	13,398

Note 11 - Debt

The Company maintains credit facilities to finance acquisitions, to fund the purchase of real estate, construction equipment, plants and other assets, and for general working capital purposes. Debt at September 30, 2024 and 2023 consisted of the following (in thousands):

	September 30,			
	2024		2023	
Long-term debt:				
Term Loan A	$	392,188	$	283,750
Revolving Credit Facility		122,850		93,100
Total long-term debt		515,038		376,850
Deferred debt issuance costs, net		(1,514)		(1,110)
Current maturities of long-term debt		(26,563)		(15,000)
Long-term debt, net of current maturities and debt issuance costs	$	486,961	$	360,740

The Company and each of its subsidiaries are parties to a Third Amended and Restated Credit Agreement, dated June 30, 2022, with PNC Bank, National Association, as administrative agent and lender, PNC Capital Markets LLC, as joint lead arranger and sole bookrunner, Regions Bank and BofA Securities, Inc., each as a joint arranger, and certain other lenders (as amended, restated, supplemented or otherwise modified, the "Term Loan A / Revolver Credit Agreement"). The Term Loan A / Revolver Credit Agreement provides for (i) term loans in the aggregate principal amount of $375.0 million (consisting of an initial aggregate principal amount of $250.0 million (the "Initial Term Loan A") and a subsequent term loan in the principal amount of $125.0 million (the "Incremental Term Loan A," and collectively, the "Term Loan A")), (ii) a revolving credit facility in an aggregate principal amount of up to $400.0 million (the "Revolving Credit Facility") and (iii) a delayed draw term loan facility, the availability under which facility terminated as of December 31, 2023, in the aggregate principal amount of up to $50.0 million (the "Delayed Draw Term Loan").

The Company incurred debt issuance costs of $0.8 million related to an amendment to the Term Loan A / Revolver Credit Agreement entered into on May 29, 2024, which are included as part of "Long-term debt, net of current maturities and deferred issuance costs" on the September 30, 2024 Consolidated Balance Sheets.

All outstanding advances under the Term Loan A and Revolving Credit Facility are due and payable in full on June 30, 2027 (the "Maturity Date"). The Initial Term Loan A (commencing on September 30, 2022) and the Incremental Term Loan A (commencing on May 29, 2024) amortize in quarterly installments in an amount (subject, in each case, to adjustments for prior mandatory and voluntary prepayments of principal) equal to: (a) 1.25% of the original principal amount on each of the following 11 quarter-end payment dates; (b) 1.875% of the original principal amount on each of the next eight quarter-end payment dates; and (c) all remaining principal on the Maturity Date. The annual interest rates applicable to advances are calculated, at the Company's option, by using either a base rate, Term SOFR plus 0.10% or (solely with respect to the Revolving Credit Facility) Daily Simple SOFR plus 0.10%, in each case, plus an applicable margin percentage that corresponds to the Company's consolidated net leverage ratio. Subject to various requirements, the Company generally may (and, under certain circumstances, must), prepay all or a portion of the outstanding balance of the advances, together with accrued interest thereon, prior to their contractual maturity. The obligations of the Company and its subsidiaries under the Term Loan A / Revolver Credit Agreement are secured by a first priority security interest in substantially all of the assets of the Company and each of its subsidiaries.

At September 30, 2024 and 2023, there was $392.2 million and $283.8 million, respectively, of principal outstanding under the Term Loan A, $122.9 million and $93.1 million, respectively, of principal outstanding under the Revolving Credit Facility, and availability of $268.8 million and $222.1 million, respectively, under the Revolving Credit Facility, including a reduction for outstanding letters of credit.

The Term Loan A / Revolver Credit Agreement contains customary negative covenants for agreements of this type, including, but not limited to, restrictions on the Company's ability to make acquisitions, make loans or advances, make capital expenditures and investments, pay dividends, create or incur indebtedness, create liens, wind up or dissolve, consolidate, merge or liquidate, or sell, transfer or dispose of assets. The Term Loan A / Revolver Credit Agreement also requires the Company to satisfy certain financial covenants, including a minimum fixed charge coverage ratio of 1.20-to-1.00 and a maximum consolidated leverage ratio of 3.50-to-1.00, subject to certain adjustments. At September 30, 2024 and 2023, the Company's fixed charge coverage ratio was 3.15-to-1.00 and 2.56-to-1.00, respectively, and the Company's consolidated leverage ratio was 1.81-to-1.00 and 1.72-to-1.00, respectively. At both September 30, 2024 and 2023, the Company was in compliance with all covenants under the Term Loan A / Revolver Credit Agreement.

From time to time, the Company has entered into interest rate swap agreements to hedge against the risk of changes in interest rates. At September 30, 2024 and 2023, the aggregate notional value of these interest rate swap agreements was $300.0 million and the fair value was $11.6 million and $26.9 million, respectively, which is included within other assets on the Company's Consolidated Balance Sheets.

The scheduled contractual repayment terms of long-term debt at September 30, 2024 are as follows:

Fiscal Year	Amount
2025	$ 26,563
2026	31,875
2027	456,600
Total	$ 515,038

Interest expense was $23.2 million, $18.7 million and $7.9 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Amortization of deferred debt issuance costs included in interest expense was $0.4 million, $0.3 million and $0.2 million for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Note 12 - Equity

Shares of Class A common stock and Class B common stock are identical, except with respect to voting rights, conversion rights and transfer restrictions applicable to shares of Class B common stock. The holders of Class A common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to ten votes per share. The holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, unless otherwise required by applicable law or the Company's certificate of incorporation or bylaws. Shares of Class B common stock are convertible into shares of Class A common stock at any time at the option of the holder or upon any transfer, subject to certain limited exceptions. In addition, upon the election of the holders of a majority of the then-outstanding shares of Class B common stock, all outstanding shares of Class B common stock will be converted into shares of Class A common stock. Once converted into shares of Class A common stock, shares of Class B common stock will not be reissued. Class A common stock is not convertible into any other class of the Company's capital stock.

Conversion of Class B Common Stock to Class A Common Stock

During the fiscal year ended September 30, 2024, certain stockholders of the Company converted a total of 136,813 shares of Class B common stock into shares of Class A common stock on a one-for-one basis. As of September 30, 2024, there were 43,819,102 shares of Class A common stock and 8,861,698 shares of Class B common stock outstanding.

Restricted Stock Awards

During the fiscal year ended September 30, 2024, the Company awarded a total of 165,471 shares of Class A common stock to certain members of Company management under the Construction Partners, Inc. 2018 Equity Incentive Plan (the "Equity Incentive Plan").

Additional information about these transactions is set forth in Note 14 - Share-Based Compensation.

Treasury Stock

During the fiscal year ended September 30, 2024, the Company received a total of 33,772 shares of Class A common stock from employees for reimbursement of income taxes paid by the Company on behalf of these employees related to the vesting of restricted stock awards. The Company received another 3,349 shares of Class A common stock through forfeitures of restricted stock awards by terminated employees.

On April 12, 2024, the Company's Board of Directors authorized a stock repurchase program under which up to $40.0 million is available to purchase shares of the Company's outstanding Class A common stock through September 30, 2025. Shares of the Company's Class A common stock may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 plans. The stock repurchase program does not obligate the Company to repurchase any shares of Class A common stock, and the stock repurchase program may be modified, suspended, extended or terminated at any time by the Company's Board of Directors. The actual timing, number and value of shares of Class A common stock repurchased will be determined by a committee of the Board of Directors at its discretion and will depend on a number of factors, including the market price of the Company's Class A common stock, capital allocation alternatives, general market and economic conditions and other corporate considerations. During the fiscal year ended September 30, 2024, the Company purchased 173,741 shares of Class A common stock for aggregate consideration of approximately $10.0 million through open market transactions.

Note 13 - Earnings Per Share

As discussed in Note 12 - Equity, the Company has Class A common stock and Class B common stock. Because the only differences between the two classes of common stock are related to voting rights, conversion rights and transfer restrictions applicable to shares of Class B common stock, the Company has not presented earnings per share under the two-class method, as the earnings per share are the same for both Class A common stock and Class B common stock. The following table summarizes the weighted-average number of basic common shares outstanding and the calculation of basic earnings per share for the periods presented (in thousands, except share and per share amounts):

| | For the Fiscal Year Ended September 30, | | |
	2024	2023	2022
Numerator			
Net income attributable to common stockholders	$ 68,935	$ 49,001	$ 21,376
Denominator			
Weighted average number of common shares outstanding, basic	51,883,760	51,827,001	51,773,559
Net income per common share attributable to common stockholders, basic	$ 1.33	$ 0.95	$ 0.41

The following table summarizes the calculation of the weighted-average number of diluted common shares outstanding and the calculation of diluted earnings per share for the periods presented (in thousands, except share and per share amounts):

	For the Fiscal Year Ended September 30,		
	2024	2023	2022
Numerator			
Net income attributable to common stockholders	$ 68,935	$ 49,001	$ 21,376
Denominator			
Weighted average number of basic common shares outstanding, basic	51,883,760	51,827,001	51,773,559
Effect of dilutive securities:			
Restricted stock unit grants	690,743	433,205	183,861
Weighted average number of diluted common shares outstanding:	52,574,503	52,260,206	51,957,420
Net income per diluted common share attributable to common stockholders	$ 1.31	$ 0.94	$ 0.41

Note 14 - Share-Based Compensation

The Equity Incentive Plan was initially approved by the Company's stockholders in 2016, was amended and restated in April 2018, and was further amended in May 2019. In connection with the 2018 amendment and restatement, the Company reserved 2,000,000 shares of Class A common stock for issuance pursuant to awards granted thereunder. In March 2024, the Company's stockholders approved an increase in such share reserve by an additional 1,000,000 shares. At September 30, 2024, there were 1,241,710 shares of Class A common stock remaining available for issuance under the Equity Incentive Plan.

The Construction Partners, Inc. 2024 Restricted Stock Plan (the "Restricted Stock Plan") was approved by the Company's stockholders and adopted by the Company in March 2024. At that time, the Company reserved 2,000,000 shares of Class B common stock for issuance pursuant to awards granted thereunder. At September 30, 2024, there were 2,000,000 shares of Class B common stock remaining available for issuance under the Restricted Stock Plan.

The following table summarizes the components of share-based compensation expense included in general and administrative expenses in the Consolidated Statements of Comprehensive Income during the fiscal years ended September 30, 2024, 2023 and 2022 (in thousands):

	For the Fiscal Year Ended September 30,		
	2024	2023	2022
Equity classified awards	$ 10,735	$ 10,759	$ 8,000
Liability classified awards	3,677	—	—
Employee stock purchase plan	619	—	—
Total share-based compensation expense	$ 15,031	$ 10,759	$ 8,000

Restricted Stock - Equity Classified Awards

The Company measures and recognizes stock-based compensation expense, net of forfeitures, over the requisite vesting periods for all stock-based payment awards made, and recognizes forfeitures as they occur. Stock-based compensation is included in general and administrative expenses in the Consolidated Statements of Comprehensive Income. A summary of the changes in the Company's restricted stock is as follows (in thousands, except share data):

	For the Fiscal Year Ended September 30,					
	2024		**2023**		**2022**	
	RSUs	**Weighted Average Grant Date Fair Value Per RSU**	**RSUs**	**Weighted Average Grant Date Fair Value Per RSU**	**RSUs**	**Weighted Average Grant Date Fair Value Per RSU**
Unvested shares, beginning balance	824,280	28.41	715,724	29.34	595,561	25.42
Shares awarded	110,113	45.70	210,412	26.21	256,167	32.62
Shares vested	(421,873)	29.05	(76,963)	31.01	(134,481)	18.19
Shares forfeited	(3,349)	32.11	(24,893)	28.36	(1,523)	33.77
Unvested shares, ending balance	509,171	31.59	824,280	28.41	715,724	29.34
Aggregate grant date fair value of awards	$ 5,032		$ 5,514		$ 8,356	
Compensation expense recorded upon vesting of awards	8,416		8,717		6,966	
Unrecognized compensation expense at fiscal year-end	6,331		9,766		15,152	
Weighted average recognition period remaining, in years	2.5		2.5		2.5	

The restricted shares granted under the Equity Incentive Plan will vest, as applicable, as follows:

Fiscal Year	Number of Shares
2025	369,822
2026	85,867
2027	23,482
2028	15,000
2029	15,000
Total	509,171

Performance Stock Units - Equity Classified Awards

Performance stock units ("PSUs") provide for the issuance of shares of Class A common stock upon vesting, which occurs at the end of the performance period based on achievement of certain Company performance metrics established by the Compensation Committee of the Company's Board of Directors. The final number of shares of common stock issuable upon vesting of PSUs can range from 0% to 150% of the number of PSUs initially granted, depending on the level of achievement, as determined by the Compensation Committee of the Company's Board of Directors. The achievement of performance goals is modified by the total stockholder return ranking of the Company against the Russell 2000 Index over the performance period and can increase or decrease the achieved award by up to 15%. The Company recognizes expense, net of estimated forfeitures, for PSUs based on the forecasted achievement of Company performance metrics, multiplied by the fair value of the total number of shares of common stock that the Company anticipates will be issued based on such achievement.

During the fiscal year ended September 30, 2024, the Company awarded PSUs representing a target of 113,044 shares and forecasted vesting of 84,783 shares of Class A common stock to certain members of Company management under the Equity Incentive Plan. The grants are classified as equity awards. The aggregate grant date fair value of these PSU awards was $5.5 million. During the fiscal years ended September 30, 2024 and 2023, the Company recorded compensation expense in connection with PSUs in the amount of $2.3 million and $2.0 million, respectively, which is reflected as general and administrative expenses in the Company's Consolidated Statements of Comprehensive Income. At September 30, 2024, the Company forecasted 149,807 shares of Class A common stock underlying PSUs as unvested and approximately $3.9 million of unrecognized compensation expense related to PSU awards, which will be recognized over a remaining weighted-average period of 2.1 years. During the fiscal year ended September 30, 2024, 55,358 shares of Class A common stock underlying PSUs were vested and issued.

Cash-Settled Restricted Stock Units - Liability Classified Awards

During the fiscal year ended September 30, 2024, the Company granted 114,264 of cash-settled restricted stock units ("RSUs") to employees of the Company under the Equity Incentive Plan, of which 5,352 shares were forfeited by employees. The Company elects to account for forfeitures as they occur. The aggregate grant date fair value of these awards was $5.1 million and the fair value at September 30, 2024 was $7.6 million. Compensation expense associated with these awards for the fiscal years ended September 30, 2024, 2023 and 2022 was $3.7 million, $0.0 million and $0.0 million, respectively, which is reflected as general and administrative expenses in the Consolidated Statements of Comprehensive Income. As of September 30, 2024 and September 30, 2023, the liability for cash-settled RSUs was $3.7 million and $0.0 million, respectively, and is included in accrued expenses and other current liabilities and other long-term liabilities. At September 30, 2024, there was approximately $3.9 million of unrecognized compensation expense related to these awards, which will be recognized over a remaining weighted-average period of 3 years.

The grant date fair value of cash-settled RSU awards is based on the price of the Company's Class A common stock and the number of RSUs awarded on the date of grant. The awards must be settled in cash and are accounted for as liability-type awards. The expense is recognized over the requisite service period with remeasurement at the end of each reporting period at fair value until settlement. The requisite service period is based on the vesting provisions of the awards, which generally occurs in four equal annual installments beginning on the date of the first fiscal year-end after the grant date.

Employee Stock Purchase Plan

The Construction Partners, Inc. Employee Stock Purchase Plan ("ESPP") became effective on May 13, 2021. The ESPP is intended to provide eligible employees of the Company an opportunity to purchase shares of the Company's Class A common stock at a discounted rate using funds withheld through payroll deductions. The total number of shares offered under the ESPP is 1,000,000. The first offering period under the ESPP commenced on July 1, 2023. Since that date, employees have purchased 47,349 shares under the ESPP. Employer expense associated with the ESPP for the fiscal years ended September 30, 2024, 2023 and 2022 was $0.6 million, $0.0 million, and $0.0 million, respectively, and is included in general and administrative expenses in the Consolidated Statements of Comprehensive Income.

Note 15 - Provision for Income Taxes

The Company files a consolidated United States federal income tax return and income tax returns in various states. Management evaluated the Company's tax positions based on appropriate provisions of applicable enacted tax laws and regulations and believes that they are supportable based on their specific technical merits and the facts and circumstances of the transactions.

The provision for income taxes (benefit) for the fiscal years ended September 30, 2024, 2023 and 2022 consisted of the following (in thousands):

| | For the Fiscal Year Ended September 30, | | |
	2024	2023	2022
Current			
U.S. Federal	$ (2,124)	$ 3,520	$ —
State	2,604	1,718	949
Total current	480	5,238	949
Deferred			
U.S. Federal	19,043	9,959	5,662
State	3,638	1,206	304
Total deferred	22,681	11,165	5,966
Provision for income taxes	$ 23,161	$ 16,403	$ 6,915

Differences exist between income and expenses reported on the consolidated financial statements and those deducted for U.S. federal and state income tax reporting. The Company's deferred tax assets and liabilities consisted of the following temporary difference tax effects at September 30, 2024 and 2023 (in thousands):

	September 30,			
	2024		**2023**	
Deferred tax assets				
Amortization of finite-lived intangible assets	$	1,082	$	1,022
Federal net operating loss carryforward		4,099		—
Federal interest limitation carryforward		6,198		1,254
State net operating loss carryforward		3,160		1,177
Employee benefits		7,959		4,695
Other		3,846		2,709
Total deferred tax assets		26,344		10,857
Deferred tax liabilities				
Amortization of goodwill		(11,860)		(8,647)
Property, plant and equipment		(66,216)		(32,939)
Interest rate swap contract		(2,115)		(6,343)
Other		(5)		(49)
Total deferred tax liabilities		(80,196)		(47,978)
Net deferred tax liabilities	$	(53,852)	$	(37,121)

The Consolidated Balance Sheets at September 30, 2024 and 2023 include gross deferred tax assets of $26.3 million and $10.9 million, respectively. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected taxable income, and tax-planning strategies in making this assessment. Based on the weight of all evidence known and available as of the balance sheet date, management believes that these tax benefits are more likely than not to be realized in the future. To the extent that management does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Income taxes payable have been reduced by fuel tax credits of $0.5 million and $0.3 million for the fiscal years ended September 30, 2024 and 2023, respectively. The remaining amount of goodwill expected to be deductible for tax purposes was $164.9 million and $109.5 million at September 30, 2024 and 2023, respectively.

The following is a reconciliation of net deferred tax assets (liabilities) to amounts reflected on the Company's Consolidated Balance Sheets at September 30, 2024 and 2023 (in thousands):

	September 30,			
	2024		**2023**	
Asset: Deferred income taxes, net	$	—	$	—
Liability: Deferred income taxes, net		(53,852)		(37,121)
Net deferred tax liabilities	$	(53,852)	$	(37,121)

At September 30, 2024 and 2023, the Company had federal net operating loss carryforwards of $19.5 million and $0.0 million, respectively, and state net operating loss carryforwards of $65.4 million and $27.8 million, respectively. The state net operating loss credit carryforwards expire in varying amounts between the fiscal years ended September 30, 2032 and 2043 or are indefinite.

The U.S. statutory federal income tax rate applicable to the Company was 21% during the fiscal years ended September 30, 2024, 2023 and 2022. The following table reconciles income taxes based on the U.S. federal statutory tax rate to the Company's income before provision for income taxes for the fiscal years ended September 30, 2024, 2023 and 2022 (in thousands):

	For the Fiscal Year Ended September 30,					
	2024		**2023**		**2022**	
Provision for income tax at federal statutory rate	$	19,340	$	13,735	$	5,941
State income taxes		2,817		2,222		569
Permanent differences		983		348		353
Other		21		98		52
Provision for income taxes	$	23,161	$	16,403	$	6,915

Uncertain Tax Positions

ASC Topic 740, *Income Taxes* ("Topic 740"), prescribes a recognition threshold and measurement model for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company is subject to tax audits in various jurisdictions in the United States. Tax audits, by their nature, are often complex. In the normal course of business, the Company is subject to challenges from the Internal Revenue Service ("IRS") and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. As part of the calculation of the provision for income taxes on earnings, management determines whether the benefits of the Company's tax positions are at least more likely than not to be sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not to be sustained upon audit, management accrues the largest amount of the benefit that is more likely than not to be sustained. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of a tax audit. Actual results could vary materially from these estimates. The Company performed an analysis of its tax positions and determined that no uncertain tax positions existed at September 30, 2024 or 2023. Accordingly, there was no liability for uncertain tax positions at September 30, 2024 or 2023. Based on the provisions of Topic 740, the Company had no material unrecognized tax benefits at September 30, 2024 or 2023. Due to the utilization of net operating loss carryforwards, the Company's federal income tax returns for fiscal years ended September 30, 2021 through 2023 are subject to examination. Various state income tax returns for fiscal years ended September 30, 2012 through 2023 are also subject to examination.

Note 16 - Employee Benefit Plans

The Company offers a 401(k) retirement plan covering substantially all employees who are at least 18 years old and have more than six months of service. The Company makes discretionary employer contributions, subject to IRS safe harbor rules. Employer contributions charged to earnings during the fiscal years ended September 30, 2024, 2023 and 2022 were $7.8 million, $6.8 million, and $5.5 million, respectively.

Note 17 - Related Parties

On December 31, 2017, the Company sold an indirect wholly-owned subsidiary to an immediate family member of an executive officer of the Company ("Purchaser of Subsidiary") in consideration for a note receivable in the amount of $1.0 million, which approximated the net book value of the disposed entity. At September 30, 2024, $0.1 million and $0.1 million was reflected on the Company's Consolidated Balance Sheets within other current assets and other assets, respectively, representing the remaining balances on this note receivable. In connection with this transaction, the Company also received a note from the disposed entity ("Disposed Entity") on December 31, 2017 in the amount of $1.0 million representing certain accounts payable of the disposed entity that were paid by the Company. At September 30, 2024, $0.1 million and $0.1 million was reflected on the Company's Consolidated Balance Sheets within other current assets and other assets, respectively, representing the remaining balances on this note receivable. Remaining principal and interest payments are scheduled to be made in periodic installments through fiscal year 2026.

Prior to its acquisition by the Company, a current subsidiary of the Company advanced funds to an entity owned by an immediate family member of an officer of the Company in connection with a land development project. The obligations of the borrower entity to repay the advances were guaranteed by a separate entity owned by the same family member of the officer. Amounts outstanding under the advances did not bear interest and matured in full in March 2021. In March 2021, the subsidiary of the Company amended and restated the terms of the repayment obligation, as a result of which the officer personally assumed the remaining balance of the obligation. No new amounts were advanced to the officer by the Company or any subsidiary or affiliate thereof in connection with the transaction. Under the amended and restated terms, the officer executed a promissory note in favor of the Company's subsidiary in the principal amount of $0.8 million. The note bears simple interest at a rate of 4.0% and requires annual minimum payments of $0.1 million inclusive of principal and accrued interest, with any remaining principal and accrued interest due and payable in full on December 31, 2027. Amounts outstanding under the note are reflected on the Company's Consolidated Balance Sheets within other current assets and other assets ("Land Development Project").

From time to time, the Company conducts or has conducted business with the following related parties:

- Entities owned by immediate family members of an executive officer of the Company perform subcontract work for a subsidiary of the Company, including trucking and grading services ("Subcontracting Services").

- Since June 1, 2014, the Company has been a party to an access agreement with Island Pond Corporate Services, LLC, which provides a location for the Company to conduct business development activities from time to time on a property owned by the Executive Chairman of the Company's Board of Directors ("Island Pond").

- The Company is party to a management services agreement with SunTx, under which the Company pays SunTx $0.30 million per fiscal quarter and reimburses certain travel and other out-of-pocket expenses associated with services rendered under the management services agreement.

The following table presents revenues earned and expenses incurred by the Company during the fiscal years ended September 30, 2024, 2023 and 2022, and receivable and accounts payable balances at September 30, 2024 and 2023, related to transactions with the related parties described above (in thousands):

| | Revenue Earned (Expense Incurred) | | | Receivable (Payable) | |
| | For the Fiscal Year Ended September 30, | | | September 30, | |
	2024	2023	2022	2024	2023
Purchaser of Subsidiary	$ —	$ —	$ —	$ 207	$ 311
Disposed Entity	—	—	—	132	198
Land Development Project	—	—	—	548	632
Subcontracting Services	(7,142) [1]	(8,627) [1]	(8,655) [1]	(239)	(593)
Island Pond	(400) [2]	(340) [2]	(320) [2]	—	—
SunTx	(2,002) [2]	(1,486) [2]	(1,451) [2]	—	—

[1] Cost is reflected as cost of revenues on the Company's Consolidated Statements of Comprehensive Income.

[2] Cost is reflected as general and administrative expenses on the Company's Consolidated Statements of Comprehensive Income.

Note 18 - Commitments and Contingencies

From time to time, the Company is subject to inquiries or audits by taxing authorities arising from its operations, covering a wide range of matters that arise in the ordinary course of business, such as income taxes and other types of taxes. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may not be resolved in the Company's favor. The Company is also involved in other legal and administrative proceedings arising in the ordinary course of business. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The outcomes of these inquiries and legal proceedings are not expected to have a material effect on the Company's financial position or results of operations on an individual basis, and management did not accrue any material loss contingencies for the periods presented. However, adverse outcomes in a significant number of such ordinary course inquiries and legal proceedings could, in the aggregate, have a material adverse effect on the Company's financial condition and results of operations.

Letters of Credit

Under the Revolving Credit Facility, the Company has a total capacity of $400.0 million that may be used for a combination of cash borrowings and letter of credit issuances. At each of September 30, 2024 and 2023, the Company had aggregate letters of credit outstanding in the amount of $8.3 million and $9.8 million, respectively, primarily related to certain insurance policies as described in Note 2 - Significant Accounting Policies.

Purchase Commitments

As of September 30, 2024, the Company had unconditional purchase commitments for diesel fuel and natural gas in the normal course of business in the aggregate amount of $4.0 million and $0.5 million, respectively. Management does not expect any significant changes in the market value of these goods during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. As of September 30, 2024, the Company's purchase commitments annually thereafter are as follows (in thousands):

Fiscal Year	Amount
2025	$ 3,193
2026	1,264
Total	$ 4,457

Minimum Royalties

The Company has lease agreements associated with aggregates facilities under which the Company makes royalty payments. These agreements are outside the scope of Topic 842. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. The Company has commitments in the form of minimum royalties as of September 30, 2024 in the amount of $2.2 million, due as follows (in thousands):

Fiscal Year	Amount
2025	$ 256
2026	192
2027	180
2028	145
2029	145
Thereafter	1,325
Total	$ 2,243

Royalty expense recorded in cost of revenue during the fiscal years ended September 30, 2024, 2023 and 2022 was $1.8 million, $1.5 million and $1.6 million, respectively.

Note 19 - Leases

The Company leases certain facilities, office space, vehicles and equipment. As of September 30, 2024, operating leases under Topic 842 were included in (i) operating lease right-of use assets, (ii) current portion of operating lease liabilities and (iii) operating lease liabilities, net of current portion on the Consolidated Balance Sheets in the amounts of $38.9 million, $9.1 million and $30.7 million, respectively. As of September 30, 2024, the Company did not have any lease contracts that had not yet commenced but had created significant rights and obligations.

The components of lease expense were as follows for the periods presented (in thousands):

	For the Fiscal Year Ended September 30,		
	2024	**2023**	**2022**
Operating lease cost	$ 7,069	$ 3,150	$ 2,568
Short-term lease cost	24,538	22,631	21,177
Total lease expense	$ 31,607	$ 25,781	$ 23,745

Short-term leases (those with terms of 12 months or less) are not capitalized but are expensed on a straight-line basis over the lease term. The majority of the Company's short-term leases relate to equipment used on construction projects. These leases are entered into at periodic rental rates for an unspecified duration and typically have a termination for convenience provision.

As of September 30, 2024, the weighted-average remaining term of the Company's operating leases was 5.0 years, and the weighted-average discount rate was 5.62%. As of September 30, 2024, the lease liability was equal to the present value of the remaining lease payments, discounted using the incremental borrowing rate on the Company's secured debt using a single maturity discount rate, as such rate is not materially different from the discount rate applied to each of the leases in the portfolio.

The following table summarizes the Company's undiscounted operating lease liabilities outstanding as of September 30, 2024 (in thousands):

Fiscal Year		Amount
2025	$	11,067
2026		10,702
2027		9,954
2028		6,186
2029		2,366
Thereafter		4,617
Total future minimum lease payments	$	44,892
Less: imputed interest		5,166
Total	$	39,726

Note 20 - Fair Value Measurements

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2024 and 2023 under Topic 820 (in thousands):

	Fair Value Measurement at Reporting Date Using					
September 30, 2024	**Level 1**		**Level 2**		**Level 3**	
Assets:						
Interest rate swaps	$	—	$	11,646	$	—
Corporate debt securities		—		6,872		—
U.S. government securities		—		8,338		—
Municipal government securities		—		1,598		—
Other debt securities		—		1,212		—
Total Assets	$	—	$	29,666	$	—

	Fair Value Measurement at Reporting Date Using					
September 30, 2023	**Level 1**		**Level 2**		**Level 3**	
Assets:						
Commodity swap contracts	$	—	$	204	$	—
Interest rate swaps		—		26,909		—
Corporate debt securities		—		5,605		—
U.S. government securities		—		6,549		—
Municipal government securities		—		1,748		—
Other debt securities		—		1,177		—
Total Assets	$	—	$	42,192	$	—
Liabilities:						
Commodity swap contracts	$	—	$	20	$	—
Total Liabilities	$	—	$	20	$	—

The fair value of interest rate swap contracts is based on a model-driven valuation using the observable components (e.g., interest rates), which are observable at commonly quoted intervals for the full term of the contracts. The fair value of the Company's commodity swap contracts is based on an analysis of the expected cash flow of the contract in combination with observable forward price inputs obtained from a third-party pricing source. The calculations are adjusted for credit risk. Therefore, the Company's derivative assets and liabilities are classified within Level 2 of the fair value hierarchy. Derivative assets are included within "Prepaid expenses and other current assets" and "Other assets" on the Company's Consolidated Balance Sheets. Derivative liabilities are included within "Accrued expense and other current liabilities" and "Other long-term liabilities" on the Company's Consolidated Balance Sheets. Debt securities primarily consist of corporate bonds and U.S. Government and agency obligations. The fair value of these investments is determined based on market quotes. These investments are included within "Restricted Investments" on the Company's Consolidated Balance Sheets.

Note 21 - Investment in Derivative Instruments

Interest Rate Swap Contracts

The Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates. The Company regularly monitors the financial stability and credit standing of the counterparties to its derivative instruments. The Company does not enter into derivative financial instruments for speculative purposes.

The Company records derivatives at fair value. On the date the derivative contract is entered into, the Company may designate the derivative as one of the following: (i) a hedge of a forecasted transaction or the variability of cash flows to be paid ("cash flow hedge") or (ii) a hedge of the fair value of a recognized asset or liability ("fair value hedge").

Changes in the fair value of a derivative that is qualified and designated as a cash flow hedge or net investment hedge are recorded in other comprehensive income (loss) in the Company's Consolidated Statements of Comprehensive Income until they are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Changes in the fair value of a derivative that is qualified and designated as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.

If the Company does not specifically designate a derivative as one of the above, changes in the fair value of the undesignated derivative instrument are reported in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the Consolidated Statements of Cash Flows, while cash flows from undesignated derivative financial instruments are included as an investing activity.

If the Company determines that it qualifies for and will designate a derivative as a hedging instrument, the Company formally documents all relationships between hedging activities, including the risk management objective and strategy for undertaking various hedge transactions. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions and linking all derivatives designated as fair value hedges to specific assets and liabilities in the Consolidated Balance Sheets.

The Company performs an initial prospective assessment of hedge effectiveness on a quantitative basis between the inception date and the earlier of the first quarterly hedge effectiveness date or the issuance of the financial statements that include the hedged transaction. On a quarterly basis, the Company assesses the effectiveness of designated hedges in offsetting the variability in the cash flows or fair values of the hedged assets or obligations using a qualitative assessment. The Company would discontinue hedge accounting prospectively when the derivative is no longer highly effective as a hedge, the underlying hedged transaction is no longer probable or the hedging instrument expires, is sold, terminated or exercised.

Commodity Swap Contracts

The Company's operations expose it to a variety of market risks, including the effects of changes in commodity prices. As part of its risk management process, the Company began entering into commodity swap transactions through regulated commodity exchanges. The Company does not enter into derivative financial instruments for speculative purposes. Changes in fair value of commodity swaps are recognized in earnings.

The following table represents the approximate amount of realized and unrealized gains (losses) and changes in fair value recognized in earnings on commodity derivative contracts for the fiscal years ended September 30, 2024, 2023 and 2022 and the fair value of these derivatives as of September 30, 2024 and 2023 (in thousands):

	For the Fiscal Year Ended September 30,								
	2024			2023			2022		
	Change in			Change in			Change in		
	Realized Gain (Loss)	Unrealized Gain (Loss)	Total Gain (Loss)	Realized Gain (Loss)	Unrealized Gain (Loss)	Total Gain (Loss)	Realized Gain (Loss)	Unrealized Gain (Loss)	Total Gain (Loss)
Cost of revenues	$ (61)	$ (184)	$ (245)	$ (2,255)	$ (342)	$ (2,597)	$ 3,472	$ (1,286)	$ 2,186
Interest expense, net	10,630	—	10,630	8,297	—	8,297	(806)	1,668	862
Total	$ 10,569	$ (184)	$ 10,385	$ 6,042	$ (342)	$ 5,700	$ 2,666	$ 382	$ 3,048

| | September 30, | |
Balance Sheet Classification	2024	2023
Prepaid expenses and other current assets - commodity swaps[2]	$ —	$ 204
Other assets - interest rate swap [1]	11,646	26,909
Accrued expense and other current liabilities - commodity swaps[2]	—	(20)
Net unrealized gain position	$ 11,646	$ 27,093

[1] Represents designated cash flow hedge of $11.6 million and $26.9 million as of September 30, 2024 and 2023, respectively.
[2] Represents derivatives not designated as hedges.

Note 22 - Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of two subsets: net income and OCI. The components of other comprehensive income (loss) are presented in the accompanying Consolidated Statements of Comprehensive Income and Consolidated Statements of Stockholders' Equity, net of applicable taxes. The Company's interest rate swap contract hedge included in other comprehensive income for the fiscal years ended September 30, 2024 and 2023 was entered into on July 1, 2022 with an original notional value of $300.0 million. The maturity date of this swap is June 30, 2027. The Company received a credit of $12.6 million under the "blend and extend" arrangement utilizing the fair values of the existing interest rate swap agreements at June 30, 2022.

Amounts in accumulated other comprehensive income (loss) ("AOCI"), net of tax, are as follows (in thousands):

| | September 30, | | |
AOCI	2024	2023	2022
Interest rate swap contract, net of blend and extend arrangement	9,852	25,533	23,761
Unrealized gain (loss) on available-for-sale securities	34	(848)	(566)
Less tax effect of other comprehensive income (loss) items	(2,384)	(5,991)	(5,575)
Total	$ 7,502	$ 18,694	$ 17,620

Changes in AOCI, net of tax, are as follows (in thousands):

AOCI	
Balance at September 30, 2022	17,620
Net OCI changes	1,074
Balance at September 30, 2023	18,694
Net OCI changes	(11,192)
Balance at September 30, 2024	$ 7,502

Amounts reclassified from AOCI to earnings, are as follows (in thousands):

	2024	2023	2022
Interest (benefit) expense	$ (10,630)	$ (8,297)	$ 468
Realized loss on restricted investments	53	30	—
Expense (benefit) from income taxes	2,558	1,998	(108)
Total reclassifications from AOCI to earnings	$ (8,019)	$ (6,269)	$ 360

Note 23 - Asset Retirement Obligations

As discussed in Note 2 - Significant Account Policies, the Company has AROs, which are liabilities associated with its legally required obligations to reclaim owned and leased aggregates facilities. At September 30, 2024 and 2023, the Company's AROs were $2.5 million and $2.4 million, respectively, which are reflected as "Other long-term liabilities" on the Company's Consolidated Balance Sheets. Accretion and depreciation expense related to AROs for the fiscal years ended September 30, 2024, 2023 and 2022 was $0.1 million, $0.1 million and $0.1 million, respectively.

The following is a reconciliation of these AROs (in thousands):

	For the Fiscal Year Ended September 30,	
	2024	2023
Asset Retirement Obligations		
Balance at beginning of year	$ 2,417	$ 2,858
Liabilities incurred	—	—
Liabilities settled	—	(502)
Liabilities assumed	—	—
Accretion expense	60	61
Balance at end of year	$ 2,477	$ 2,417

Note 24 - Investments

The following is a summary of debt securities held by the Company as of September 30, 2024 and 2023 (in thousands):

September 30, 2024

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government securities	$ 8,332	$ 76	$ 70	$ 8,338
Corporate debt securities	6,781	162	71	6,872
Municipal government securities	1,618	16	36	1,598
Other debt securities	1,255	2	45	1,212
Total	$ 17,986	$ 256	$ 222	$ 18,020

September 30, 2023

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government securities	$ 6,869	$ —	$ 320	$ 6,549
Corporate debt securities	5,931	—	326	5,605
Municipal government securities	1,853	—	105	1,748
Other debt securities	1,273	—	96	1,177
Total	$ 15,926	$ —	$ 847	$ 15,079

The amortized cost and fair value of debt securities classified as available for sale by contractual maturity, as of September 30, 2024, are as follows (in thousands):

| | September 30, 2024 | |
	Amortized Cost	Fair Value
Due within one year	$ 3,583	$ 3,579
Due after one year through three years	3,791	3,750
Due after three years	10,612	10,691
Total	$ 17,986	$ 18,020

Note 25 - Unpaid Losses and Loss Adjustment Expenses

The following is a summary of the Company's activity in the liability for loss and loss adjustment expense reserves for workers' compensation, general liability and automobile liability as of September 30, 2024 and 2023 (in thousands):

| | For the Fiscal Year Ended September 30, | |
	2024	2023
Balance at beginning of year	$ 15,297	$ 11,291
Total incurred	12,905	9,987
Total paid	(8,606)	(5,981)
Balance at end of year	$ 19,596	$ 15,297

At September 30, 2024 and 2023, these amounts are reflected as "Accrued expenses and other current liabilities" and "Other long-term liabilities" on the Company's Consolidated Balance Sheets.

Note 26 - Condensed Financial Statements of Parent Company

CONSTRUCTION PARTNERS, INC.
PARENT COMPANY ONLY
CONDENSED BALANCE SHEETS
(in thousands, except share and per share data)

	September 30,		
	2024		2023
ASSETS			
Cash and cash equivalents	$ 80,991	$	54,410
Prepaid expenses and other current assets	1,090		1,411
Total current assets	82,081		55,821
Property, plant and equipment, net	4,305		4,643
Investment in subsidiaries	597,765		524,466
Due from subsidiaries	57,688		13,015
Other assets	15,841		30,587
Total assets	$ 757,680	$	628,532
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accrued expenses and other current liabilities	$ 5,348	$	4,123
Current maturities of long-term debt	—		886
Total current liabilities	5,348		5,009
Long-term liabilities:			
Due to subsidiaries	175,566		87,183
Deferred income taxes, net	1,239		5,030
Long-term debt, net of current maturities and debt issuance costs	—		14,736
Other long-term liabilities	1,787		—
Total long-term liabilities	178,592		106,949
Total liabilities	183,940		111,958
Stockholders' Equity			
Preferred stock, par value $0.001; 10,000,000 shares authorized at September 30, 2024 and September 30, 2023 and no shares issued and outstanding	—		—
Class A common stock, par value $0.001; 400,000,000 shares authorized, 44,062,830 shares issued and 43,819,102 shares outstanding at September 30, 2024, and 43,760,546 shares issued and 43,727,680 shares outstanding at September 30, 2023	44		44
Class B common stock, par value $0.001; 100,000,000 shares authorized, 11,784,650 shares issued and 8,861,698 shares outstanding at September 30, 2024, and 11,921,463 shares issued and 8,998,511 shares outstanding at September 30, 2023	12		12
Additional paid-in capital	278,065		267,330
Treasury stock, Class A common stock, par value $0.001, at cost, 243,728 shares at September 30, 2024, and 32,866 shares at September 30, 2023	(11,490)		(178)
Treasury stock, Class B common stock, par value $0.001, at cost, 2,922,952 shares at September 30, 2024 and 2023	(15,603)		(15,603)
Accumulated other comprehensive loss	7,502		18,694
Retained earnings	315,210		246,275
Total stockholders' equity	573,740		516,574
Total liabilities and stockholders' equity	$ 757,680	$	628,532

See note to condensed financial statements of parent company.

CONSTRUCTION PARTNERS, INC.
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except share and per share amounts)

	For the Fiscal Year Ended September 30,		
	2024	**2023**	**2022**
Equity in net income of subsidiaries	$ 72,602	$ 50,899	$ 24,690
General and administrative expenses	(7,643)	(2,535)	(4,758)
Interest expense, net	2,681	(24)	68
Gain on sale of equipment, net	(4)	—	6
Other income	24	4	13
Income before provision for income taxes	67,660	48,344	20,019
Income tax benefit	1,275	657	1,357
Net income	$ 68,935	$ 49,001	$ 21,376
Other comprehensive (loss), net of tax			
Unrealized gain (loss) on interest rate swap contract, net	(11,889)	1,297	18,091
Unrealized gain (loss) on restricted investments, net	697	(223)	(448)
Other comprehensive income (loss)	(11,192)	1,074	17,643
Comprehensive income	$ 57,743	$ 50,075	$ 39,019
Net income per share attributable to common stockholders:			
Basic	$ 1.33	$ 0.95	$ 0.41
Diluted	$ 1.31	$ 0.94	$ 0.41
Weighted average number of common shares outstanding:			
Basic	51,883,760	51,827,001	51,773,559
Diluted	52,574,503	52,260,206	51,957,420

See note to condensed financial statements of parent company.

CONSTRUCTION PARTNERS, INC.
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Fiscal Year Ended September 30,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 68,935	$ 49,001	$ 21,376
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, accretion and amortization	834	757	757
Loss (gain) on sale of equipment	4	—	(6)
Loss (gain) on derivative instruments	—	—	(1,668)
Share-based compensation expense	14,412	10,759	8,000
Equity in net income of subsidiaries	(72,602)	(50,899)	(24,690)
Deferred income tax benefit	—	—	(248)
Other non-cash adjustments	(417)	(417)	(73)
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets	322	1,584	(1,932)
Other assets	(517)	(256)	(593)
Accrued expenses and other current liabilities	(666)	646	507
Other liabilities	—	—	(748)
Net cash provided by operating activities	10,305	11,175	682
Cash flows from investing activities:			
Purchases of property, plant and equipment	(626)	(737)	(243)
Proceeds from sale of equipment	143	—	6
Investment in subsidiary	—	(29,317)	(10,986)
Net cash used in investing activities	(483)	(30,054)	(11,223)
Cash flows from financing activities:			
Change in amounts due to (from) subsidiaries, net	28,171	32,126	(65,622)
Purchase of treasury stock	(11,312)	(139)	(39)
Principal payments on long-term debt	(100)	(1,828)	(420)
Proceeds from issuance of long-term debt, net of debt issuance costs and discount	—	—	54,527
Net cash (used in) provided by financing activities	16,759	30,159	(11,554)
Net change in cash and cash equivalents	26,581	11,280	(22,095)
Cash and cash equivalents:			
Beginning of period	54,410	43,130	65,225
End of period	$ 80,991	$ 54,410	$ 43,130

See note to condensed financial statements of parent company.

Note to Condensed Financial Statements of Parent Company

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Construction Partners, Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of Construction Partners, Inc.'s operating subsidiaries to pay dividends is restricted by the terms of the credit facilities described in Note 11 - Debt.

These condensed parent company-only financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the exception that the parent company accounts for its subsidiaries using the equity method. These condensed parent company-only financial statements should be read in conjunction with the consolidated financial statements and related notes thereto.

Note 27 - Subsequent Events

Acquisition of Lone Star Paving

On November 1, 2024, the Company acquired all of the outstanding membership units of Asphalt Inc., LLC (doing business as Lone Star Paving) ("Lone Star Paving" and such acquisition, the "Lone Star Acquisition"), a vertically integrated asphalt manufacturing and paving company headquartered in Austin, Texas, with 10 HMA plants, four aggregate facilities, and one liquid asphalt terminal supporting its operations. The aggregate consideration delivered at the closing of the Lone Star Acquisition consisted of (i) $654.2 million in cash (as adjusted pursuant to the Unit Purchase Agreement, dated as of October 20, 2024, by and among the Company, Lone Star Paving, the selling unit holders party thereto, and John J. Wheeler, in his capacity as the selling unit holders' representative thereunder) and (ii) 3,000,000 shares of Class A common stock having an aggregate fair market value of approximately $238.9 million at closing. In addition, the Company agreed to (i) pay cash to the selling unit holders in an amount equal to the working capital remaining in Lone Star Paving at closing, as finally determined (subject to adjustments and offsets to satisfy certain indemnification obligations and any purchase price overpayments), to be paid out in quarterly installments over four quarters following the closing and (ii) purchase from the selling unit holders for $30.0 million in cash an entity that owns certain real property following receipt of specified operational entitlements by such entity. The cash paid at closing was funded from the proceeds of the Term Loan B (defined below). The transaction will be accounted for as a business combination in accordance with Topic 805.

In connection with the acquisition, the Company issued awards under the Equity Incentive Plan to certain key employees of Lone Star Paving consisting of 180,000 shares of restricted Class A common stock having an aggregate grant date fair value of approximately $14.2 million. Separately, the Company paid transaction bonuses to certain officers, directors, key contractors and employees of the Company consisting of approximately $2.7 million in cash, 85,000 restricted shares of Class A common stockissued under the Equity Incentive Plan having an aggregate grant date fair value of approximately $6.3 million, and 55,000 restricted shares of Class B common stock issued under the Restricted Stock Plan having an aggregate grant date fair value of approximately $4.1 million. The restricted shares of Class A common stock and Class B common stock vested in full on November 6, 2024.

Term Loan B Credit Agreement

On November 1, 2024, the Company entered into a Term Loan Credit Agreement with Bank of America, N.A., as administrative agent, BofA Securities, Inc., PNC Capital Markets LLC, Regions Capital Markets, a division of Regions Bank, and TD Securities (USA) LLC, each as joint lead arranger and joint bookrunner, and certain other lenders party thereto (the "Term Loan B Credit Agreement"). The Term Loan B Credit Agreement provides for a senior secured first lien term loan facility in the aggregate principal amount of $850.0 million, which amount was fully drawn on November 1, 2024 (the "Term Loan B"). A portion of the proceeds of the Term Loan B was used to finance the cash portion of the consideration for the Lone Star Paving acquisition, including the repayment of certain outstanding indebtedness of Lone Star Paving and its subsidiaries at the closing. The remaining loan proceeds were or will be used (i) to repay the Company's outstanding borrowings under the Revolving Credit Facility provided by the Term Loan A / Revolver Credit Agreement, (ii) to pay fees and expenses incurred in connection with the foregoing debt financing transactions and the Lone Star Acquisition and (iii) for working capital and other corporate purposes as permitted by the Term Loan B Credit Agreement.

The term loan matures on November 1, 2031 (the "Term Loan B Maturity Date"), and all outstanding principal amounts and accrued and unpaid interest thereon shall be due and payable on such date. The Company must repay the term loan in equal quarterly installments, commencing with the first full fiscal quarter ending after the date of the Term Loan B Credit Agreement, in an aggregate principal amount equal to 0.25% of the principal amount of the term loan, subject to adjustment for, among other things, any incremental term loans, with the balance payable on the Term Loan B Maturity Date.

Borrowings under the Term Loan B Credit Agreement bear interest, at the Company's option, at a rate per annum equal to (i) a forward-looking term rate based on the Secured Overnight Financing Rate for the applicable interest period ("Term SOFR") plus an applicable margin (the "Term SOFR Loans") or (ii) the Base Rate (as defined below) plus the applicable margin (the "Base Rate Loans"). The Base Rate means, for any day, a fluctuating rate per annum equal to the highest of (w) the federal funds rate plus 0.50%, (x) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate", (y) Term SOFR plus 1.00% and (z) 1.00%. The applicable margin is (A) 2.50% in the case of Term SOFR Loans and (B) 1.50% in the case of Base Rate Loans. With respect to any Term SOFR Loans, the Company is required to pay interest on the last day of each one-, three- or six-month interest period, as elected by the Company, and, if such interest period is longer than three months, also at the end of each three-month period during such interest period. With respect to any Base Rate Loans, the Company is required to pay interest quarterly in arrears.

Amendment to Term Loan A / Revolver Credit Agreement

On October 30, 2024, the Company entered into a Fourth Amendment to the Term Loan A / Revolver Credit Agreement to, among other things, permit (i) the Lone Star Acquisition, (ii) entry into the Term Loan B Credit Agreement, and (iii) certain liens to be granted to secure the indebtedness incurred under the Term Loan B Credit Agreement on a *pari passu* basis with the liens securing the Company's obligations under the Term Loan A / Revolver Credit Agreement. In addition, effective November 1, 2024, Lone Star

Paving was joined as a borrower and its subsidiaries were joined as guarantors under the Term Loan A / Revolver Credit Agreement. The amendment also modified certain negative covenants and adjusted the maximum consolidated net leverage ratio permitted under the Term Loan A / Revolver Credit Agreement as follows: (i) for each fiscal quarter ending on or prior to September 30, 2024, a maximum consolidated net leverage ratio of 3.50 to 1.00; (ii) for each fiscal quarter ending December 31, 2024 through and including September 30, 2025, a maximum consolidated net leverage ratio of 4.50 to 1.00; (iii) for each fiscal quarter ending December 31, 2025 through and including September 30, 2026, a maximum consolidated net leverage ratio of 4.00 to 1.00; and (iv) for each fiscal quarter ending December 31, 2026 and thereafter, a maximum consolidated net leverage ratio of 3.50 to 1.00.

Treasury Stock

In October and November 2024, the Company received a total of 120,847 shares of Class A common stock and 2,653 shares of Class B common stock from employees upon forfeitures of restricted stock awards and for reimbursement of income taxes paid by the Company on behalf of these employees related to restricted stock awards that vested on or subsequent to September 30, 2024.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that material information that we are required to disclose in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that information that we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d -15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of September 30, 2024.

Attestation Report of Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of September 30, 2024 has been audited by RSM US LLP, our independent registered public accounting firm, who also audited our consolidated financial statements included in this report, as stated in their reports which appear with our accompanying consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

During the quarter ended September 30, 2024, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted, modified, or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated by reference to the proxy statement for the 2025 annual meeting of stockholders of the Company to be filed by the Company with the SEC under the Exchange Act (the "2025 Proxy Statement"). The Company intends to file the 2025 Proxy Statement in January 2025, and in any event within 120 days after September 30, 2024.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the 2025 Proxy Statement, except for the information required by Item 402(v) of Regulation S-K, which is specifically not incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to the 2025 Proxy Statement.


PART IV


Item 15. Exhibits, Financial Statement Schedules.

(a)   Documents Filed as Part of this Report.

        (1)   Financial Statements.

The consolidated financial statements of Construction Partners, Inc. and its subsidiaries and the parent-only financial statements of Construction Partners, Inc. included herein at Item 8 are as follows:

- Reports of Independent Registered Public Accounting Firm — RSM US LLP

- Consolidated Balance Sheets as of September 30, 2024 and 2023

- Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2024, 2023, and 2022

- Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended September 30, 2024, 2023, and 2022

- Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2024, 2023, and 2022

- Notes to Consolidated Financial Statements

- Parent Company Only Condensed Balance Sheets as of September 30, 2024 and 2023

- Parent Company Only Condensed Statements of Comprehensive Income for the fiscal years ended September 30, 2024, 2023, and 2022

- Parent Company Only Condensed Statements of Cash Flows for the fiscal years ended September 30, 2024, 2023, and 2022

- Note to Condensed Financial Statements of Parent Company

        (2)   Financial Statement Schedules.

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto, which are incorporated by reference at Item 15(a)(1) above.

        (3)   Exhibits.

The exhibits to this report are listed in the exhibit index below.

(b)   Description of Exhibits.

The following exhibits are filed or furnished with this report, as applicable, or incorporated by reference:

Exhibit Number	Description
2.1#	Unit Purchase Agreement, dated as of October 20, 2024, by and among Construction Partners, Inc., Asphalt Inc., LLC, the Sellers listed on the signature pages thereto, and John J. Wheeler, in his capacity as the Sellers' Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-38479) filed on October 21, 2024)
3.1	Amended and Restated Certificate of Incorporation of Construction Partners, Inc., as amended through February 23, 2023 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q (File No. 001-38479) filed on August 8, 2023)
3.2	Amended and Restated By-Laws of Construction Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-38479) filed on November 9, 2022)
4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 23, 2018)
4.2*	Description of Construction Partners, Inc.'s Class A common stock


89


Exhibit Number	Description
10.1†	Form of Indemnification Agreement, by and between Construction Partners, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 23, 2018)
10.2##	Third Amended and Restated Credit Agreement, dated as of June 30, 2022, by and among Construction Partners, Inc. and each of its wholly owned subsidiaries, as borrowers, PNC Bank, National Association, as administrative agent and lender, PNC Capital Markets LLC, as joint lead arranger and sole bookrunner, Regions Bank and BofA Securities, Inc., each as a joint arranger, and certain other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on June 30, 2022)
10.2A##	First Amendment to Third Amended and Restated Credit Agreement, dated as of November 17, 2022, by and among Construction Partners, Inc. and each of its wholly owned subsidiaries, as borrowers, PNC Bank, National Association, as administrative agent and lender, PNC Capital Markets LLC, as joint lead arranger and sole bookrunner, Regions Bank and BofA Securities, Inc., each as a joint arranger, and certain other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on November 22, 2022)
10.2B##	Second Amendment to Third Amended and Restated Credit Agreement, dated as of May 8, 2023, by and among Construction Partners, Inc. and each of its wholly owned subsidiaries, as borrowers, PNC Bank, National Association, as administrative agent and issuing lender, and certain other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-38479) filed on August 8, 2023)
10.2C##	Third Amendment to Third Amended and Restated Credit Agreement, dated as of May 29, 2024, by and among Construction Partners, Inc. and each of its wholly owned subsidiaries, as loan parties, PNC Bank, National Association, as administrative agent and lender, PNC Capital Markets LLC, as joint lead arranger and sole bookrunner, Regions Bank and BofA Securities, Inc., each as a joint arranger, and certain other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on May 29, 2024)
10.2D##	Fourth Amendment to Third Amended and Restated Credit Agreement, dated as of October 30, 2024, by and among Construction Partners, Inc. and each of its wholly owned subsidiaries, as loan parties, PNC Bank, National Association, as administrative agent and lender, PNC Capital Markets LLC, as joint lead arranger and sole bookrunner, Regions Bank and BofA Securities, Inc., each as a joint arranger, and certain other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-38479) filed on November 4, 2024)
10.3##	Term Loan Credit Agreement, dated as of November 1, 2024, by and among Construction Partners, Inc. and each of its wholly owned subsidiaries, as borrowers, certain guarantors party thereto, certain lenders party thereto, Bank of America, N.A., as administrative agent, BofA Securities, Inc., PNC Capital Markets LLC, Regions Capital Markets, a division of Regions Bank, and TD Securities (USA) LLC, each as a joint lead arranger and joint bookrunner, and RBC Capital Markets, LLC, Fifth Third Bank, National Association, Hancock Whitney Bank and KeyBanc Capital Markets Inc., each as a co-manager (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on November 4, 2024)
10.4†	Form of Employment Agreement, dated April 1, 2020, by and between Construction Partners, Inc. and certain executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on April 3, 2020)
10.4A†	Amendment to Employment Agreement, effective as of October 1, 2020, by and between Construction Partners, Inc. and Fred J. Smith, III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on October 2, 2020)
10.4B†	Second Amendment to Employment Agreement, effective as of May 5, 2021, by and between Construction Partners, Inc. and Fred J. Smith, III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on May 7, 2021)
10.5†	Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 23, 2018)
10.5A†	First Amendment to the Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-38479) filed on August 9, 2019)
10.5B†	Second Amendment to the Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-38479) filed on March 22, 2024)
10.5C†	Form of Restricted Stock Award under the Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 6, 2018)

Exhibit Number	Description
10.5D†	Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and ROCE Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on January 5, 2022)
10.5E†	Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and Adjusted EBITDA Margin Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on November 9, 2022)
10.5F†	Form of Cash-Settled Restricted Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.4E to the Annual Report on Form 10-K (File No. 001-38479) filed on November 29, 2023)
10.6†	Construction Partners, Inc. 2024 Restricted Stock Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on March 22, 2024)
10.6A†*	Form of Restricted Stock Award Agreement under the Construction Partners, Inc. 2024 Restricted Stock Plan
10.7†	Construction Partners, Inc. Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A (File No. 001-38479) filed on January 12, 2022)
10.8	Management Services Agreement, dated October 1, 2006, by and between Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.) and SunTx Capital Management Corp. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 6, 2018)
10.8A	Amendment to Management Services Agreement, dated October 1, 2013, by and between Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.) and SunTx Capital Management Corp. (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 6, 2018)
10.8B	Second Amendment to Management Services Agreement, effective as of October 1, 2015, by and between Construction Partners, Inc. and SunTx Capital Management Corp. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-38479) filed on May 9, 2023)
10.8C	Third Amendment to Management Services Agreement, effective as of October 1, 2023, by and between Construction Partners, Inc. and SunTx Capital Management Corp. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 001-38479) filed on May 9, 2023)
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Annual Report on Form 10-K (File No. 001-38479) filed on December 14, 2018)
19.1*	Construction Partners, Inc. Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others
19.2*	Construction Partners, Inc. Supplemental Policy Concerning Trading in Company Securities by Certain Designated Persons
21.1*	List of Significant Subsidiaries of Construction Partners, Inc.
23.1*	Consent of RSM US LLP
31.1*	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
32.1**	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
95.1*	Mine Safety Disclosures
97.1	Construction Partners, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K (File No. 001-38479) filed on November 29, 2023)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
†	Management contract, compensatory plan or arrangement.
*	Filed herewith.

Exhibit Number	Description
**	Furnished herewith.
#	Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.
##	Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request. Certain confidential information has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K. Such excluded information is not material and is the type that the registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 25th day of November, 2024.


CONSTRUCTION PARTNERS, INC.

By: /s/ Fred J. Smith, III

Fred J. Smith, III

President and Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name and Signature	Title	Date
/s/ Fred J. Smith, III Fred J. Smith, III	President, Chief Executive Officer and Director (Principal Executive Officer)	November 25, 2024
/s/ Gregory A. Hoffman Gregory A. Hoffman	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 25, 2024
/s/ Todd K. Andrews Todd K. Andrews	Chief Accounting Officer (Principal Accounting Officer)	November 25, 2024
/s/ Ned N. Fleming, III Ned N. Fleming, III	Executive Chairman of the Board	November 25, 2024
/s/ Charles E. Owens Charles E. Owens	Vice Chairman of the Board	November 25, 2024
/s/ Craig Jennings Craig Jennings	Director	November 25, 2024
/s/ Mark R. Matteson Mark R. Matteson	Director	November 25, 2024
/s/ Michael H. McKay Michael H. McKay	Director	November 25, 2024
/s/ Stefan L. Shaffer Stefan L. Shaffer	Director	November 25, 2024
/s/ Noreen E. Skelly Noreen E. Skelly	Director	November 25, 2024

CORPORATE INFORMATION

COMMON STOCK

Construction Partners, Inc. has a dual class common stock structure consisting of Class A and Class B common stock. With respect to each proposal to come before our stockholders, each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. As of January 20, 2025, there were 47,183,599 shares of Class A common stock outstanding and 8,765,803 shares of Class B common stock outstanding.

Our Class A common stock is traded on the Nasdaq Global Select Market under the ticker symbol "ROAD."

FINANCIAL PUBLICATIONS

Our Annual Report on Form 10-K for the fiscal year ended September 30, 2024 has been filed with the Securities and Exchange Commission and is available on the SEC's website at http://www.sec.gov and at www.proxyvote.com. Copies of this report and other filings that we make with the SEC are also available on our website at www.constructionpartners.net under the "Investors" tab and may be obtained by submitting a written request to our Secretary at our corporate office.

CORPORATE OFFICE

Construction Partners, Inc.
290 Healthwest Drive, Suite 2
Dothan, Alabama 36303
Phone: (334) 673-9763
Website: www.constructionpartners.net

LEGAL COUNSEL

Haynes and Boone, LLP
2801 North Harwood Street, Suite 2300
Dallas, Texas 75201
Phone: (214) 651-5000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

RSM US LLP
420 20th Street North, Suite 2600
Birmingham, Alabama 35203
Phone: (205) 278-0001

TRANSFER AGENT

Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, NY 10004
Phone: (212) 509-4000

BOARD OF DIRECTORS

Ned N. Fleming, III	*Michael H. McKay*	*Noreen E. Skelly*
Craig Jennings	*Charles E. Owens*	*Fred J. Smith, III*
Mark R. Matteson	*Stefan L. Shaffer*	

MANAGEMENT TEAM

Todd K. Andrews	*Robert P. Flowers*	*Gregory A. Hoffman*
M. Brett Armstrong	*John L. Harper*	*Fred J. Smith, III*
J. Ryan Brooks		



Construction Partners, Inc.
290 Healthwest Drive, Suite 2
Dothan, Alabama 36303
(334) 673-9763
www.constructionpartners.net